Exhibit 99.1

AURORA®

Notice of Annual General and Special Meeting of Shareholders

and

Management Information Circular

September 30, 2022

If you have any questions or need assistance voting your shares, please contact our proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free: 1.877.452.7184
International: 1.416.304.0211
E-mail: assistance@laurelhill.com

A MESSAGE FROM OUR CHIEF EXECUTIVE OFFICER

September 30, 2022

Fellow shareholders,

We are pleased to invite you to the 2022 Annual General and Special Meeting of Shareholders (the “Meeting”) of Aurora Cannabis Inc. (“Aurora” or “the “Company”) to be held on Monday, November 14, 2022, at 1:00 pm Eastern Time. We are holding the Meeting in a virtual-only format once again in order to give our shareholders an equal opportunity to participate. Meeting details, including instructions on how to vote, can be found within this Proxy Statement.

I would like to take this opportunity to reflect on the last year and the important work that has been done to set the Company up for success and to deliver shareholder value.

Business Transformation

Over the course of fiscal 2022, Aurora has continued to execute against the business transformation plan initiated in the 2020 fiscal year. Tremendous progress has been achieved, enabled by responsible decision making to evolve the Company to be more lean, agile and laser-focused on profitability - a measure of distinction in the Canadian cannabis sector. The realities of the Canadian recreational cannabis industry have challenged Canadian cannabis companies to succeed in a market that is being held back by a myriad of growing pains as the industry settles, resulting in an explicit need for Aurora to retool and refine. Fortunately, we have maintained our position as the #1 Canadian LP in global medical cannabis revenues, which has provided us with a steady and growing stream of high margin revenues.

In the Company’s pursuits to achieve a positive Adjusted EBITDA run rate by December 31, 2022, we have made significant changes to streamline and reshape the organization to be at a size more aligned with the current and expected future state of the sector. These changes include further restructuring of the Company’s operational footprint and reflect responsible decision making necessary for the financial health and stability of the organization. As we undergo any workforce reduction, great care has and will be provided to all impacted employees. We are grateful to all employees for their contributions to Aurora.

I’m pleased to say our business transformation plan is on track, with thanks to top talent within the organization, significant changes made to date, a defensive and stable medical business, and a strong balance sheet which remains among the strongest in the industry. These factors put Aurora in a position of strength, particularly in challenging times.

Strengthening our Executive Leadership Team and Board of Directors

In this recent fiscal year, Aurora continued to strengthen its leadership bench with the addition of Nathalie Clark, who joined in March 2022 as Executive Vice President, General Counsel and Corporate Secretary. As you may recall, in late fiscal 2021, Alex Miller joined the organization as Executive Vice President, Operations and Supply Chain and Lori Schick as Executive Vice President, Human Resources. Each brings over 20 years of expertise in their field and extensive experience in various sectors ranging from financial services to manufacturing. With the addition of Alex, Lori and Nathalie, I am confident that Aurora’s executive leadership team is well equipped to steer the Company’s future success.

In addition, Aurora’s Board of Directors welcomed two new independent directors, Theresa Firestone and Chitwant Kohli. Theresa has a distinguished career as a senior health care executive with leadership positions in Canada, Europe and Asia. Her expertise spans strategic planning, operations and business development. Chitwant joins the Board with nearly 30 years as a senior financial executive with significant experience in finance, strategic planning, real estate and operations. We are grateful for their many contributions to date.

Strategic M&A

Aurora continues to execute on its M&A strategy thoughtfully and responsibly, bearing in mind all market conditions in Canada and worldwide. As the Company seeks to compete in the global sector, it has committed to thoughtful M&A that is strategic, additive, and delivers value for our shareholders. In March 2022, we entered into an agreement to acquire Thrive Cannabis, an Ontario-based licensed producer known for producing craft flower and premium concentrates. The deal to acquire Thrive closed in May 2022. With this transaction, we gained leadership in cultivation, brand management and operations that is immediately beneficial to Aurora. Members of the Thrive leadership team have been integrated into Aurora, and in many cases have assumed leadership positions to drive the Company’s strategic direction, including Geoff Hoover who is now leading our Canadian rec business.

On August 25, 2022, we acquired a controlling interest in Bevo Farms, one of the largest suppliers of propagated vegetables and ornamental plants in North America. This investment demonstrates our disciplined capital allocation approach and is consistent with both our short term needs and long-term vision. Bevo’s track record in generating not only positive Adjusted EBITDA but free cash flow, world class propagation expertise that is expected to provide long-term benefits for our Occo genetics licensing business, and established distribution networks in Canada and the United States makes them an ideal strategic partner. We expect this investment and collaboration between industry leaders will drive significant shareholder value and synergies for both parties. As part of the transaction, we have identified a profitable opportunity to repurpose the Aurora Sky facility for orchid cultivation and vegetable propagation with minimal capital investment. This will greatly increase Bevo’s production capability, extend its shipping range in Canada and the United States, and will also enable us to generate revenue and Adjusted EBITDA from this facility while saving on previously announced wind down and selling costs.

Looking Ahead

I am confident that the decisions made to date have set Aurora up for success and future shareholder value creation. I take my fiduciary duty to our investors very seriously and I, along with the rest of Aurora’s executive leadership team, remain fully committed to achieving profitability. Your vote is important to us. Thank you for your continued support and investment in Aurora.

Sincerely,

Miguel Martin
Chief Executive Officer

WHAT’S INSIDE:

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	1
PROXY STATEMENT SUMMARY	2
SOLICITATION OF PROXIES	7
GENERAL PROXY INFORMATION	7
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	9
DOCUMENTS INCORPORATED BY REFERENCE	10
PARTICULARS OF MATTERS TO BE ACTED UPON	11
ITEM 1: ELECTION OF DIRECTORS	11
ITEM 2: APPOINTMENT OF AUDITOR	20
ITEM 3: STOCK OPTION PLAN AMENDMENT	21
ITEM 4: RESTRICTED SHARE UNIT PLAN AMENDMENT	23
ITEM 5: PERFORMANCE SHARE UNIT PLAN AMENDMENT	25
ITEM 6: FIXED DEFERRED SHARE UNIT PLAN AMENDMENT	27
ITEM 7: SAY-ON-PAY	29
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	30
ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) AT AURORA	35
COMPENSATION DISCUSSION AND ANALYSIS	41
STATEMENT OF EXECUTIVE COMPENSATION	54
DIRECTOR COMPENSATION - NON-EXECUTIVE DIRECTORS	57
ADDITIONAL INFORMATION	63

VOTING BY PROXY IS THE EASIEST WAY TO VOTE!

Please refer to the form of proxy or voting instruction form provided to you, or to the instructions within this Proxy Statement for more information on the voting methods available to you.

FOUR WAYS TO VOTE BY PROXY:

On the internet

By telephone

By fax

By mail

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
When:	Monday, November 14, 2022 at 1:00 pm Eastern
WHERE:	Virtual only via live webcast at: https://web.lumiagm.com/448153163.
Items of business:

1.  to table the audited financial statements for the financial year ended June 30, 2022, together with the report of the auditors and the management’s discussion and analysis thereon;

2.  to fix the number of directors to be elected at nine (9);

3.  to elect the directors for the ensuing year;

4.  to appoint the auditor for the ensuing year;

5.  to consider, and if thought advisable, pass an ordinary resolution to approve an amendment to our 10% “Rolling” Stock Option Plan, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon - Stock Option Plan Amendment”;

6.  to consider, and if thought advisable, pass an ordinary resolution to approve an amendment to our Restricted Share Unit Plan, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon - Restricted Share Unit Plan Amendment”;

7.  to consider, and if thought advisable, pass an ordinary resolution to approve an amendment to our Performance Share Unit Plan, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon - Performance Share Unit Plan Amendment”;

8.  to consider, and if thought advisable, pass an ordinary resolution to approve an amendment to our Fixed Deferred Share Unit Plan, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon - Fixed Deferred Share Unit Plan Amendment”; and

9.  consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on our approach to executive compensation, as more particularly described in the accompanying Information Circular, under “Particulars of Matters to be Acted Upon - Say-on-Pay”.

right to vote:	You are entitled to receive notice of and vote at the Meeting or any adjournment, if you are a holder of common shares of Aurora on September 20, 2022. You have the right to vote your shares on items 2 to 9 listed above and any other items that may properly come before the Meeting or any adjournment. Each common share is entitled to one vote.
Meeting Materials:

We are using notice-and-access to deliver this circular to both our registered and non-registered shareholders. This means that the Meeting materials are being posted online for you to access rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. However, instead of receiving a paper copy of the Meeting materials, you will receive a notice with information about how you can access the Meeting materials electronically and how to request a paper copy. The Meeting materials, as well as our audited financial statements for the year ended June 30, 2022 and accompanying management discussion and analysis, are available under our profile at www.sedar.com or on our website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Approval:	The Board has approved the content of this Notice and Information Circular, and authorized it to be sent to shareholders, to each director and to the auditors. By order of the Board
	Miguel Martin Chief Executive Officer	Ron Funk Chairman

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PROXY STATEMENT SUMMARY
This summary highlights information contained elsewhere in this Proxy Statement. This is not a complete description. You should read the entire Proxy Statement carefully before voting.
Meeting Logistics
When	Where	Record Date
Monday, November 14, 2022 @ 1pm ET	Online only at: https://web.lumiagm.com/448153163	September 20, 2022
SHAREHOLDER VOTING MATTERS
Item of business	Vote Recommendation	Page References
Fix the Number of Directors at Nine (9)	FOR	Pages 11-19
Election of Nine (9) Directors	FOR	Pages 11-19
Appointment of KPMG LLP as Auditors	FOR	Page 20
Amendment to Stock Option Plan	FOR	Pages 21-23
Amendment to Restricted Share Unit Plan	FOR	Pages 23-25
Amendment to Performance Share Unit Plan	FOR	Pages 25-27
Amendment to Deferred Share Unit Plan	FOR	Pages 27-29
“Say-on-Pay”	FOR	Pages 29-30
Our Director Nominees

Name	Age	Other Public Boards	Director Since	Independent	Board Attendance(1)	Committees	2021 Vote FOR
Ron Funk (Chairman)	65	0	2018	Yes	100%	Audit, N&CGC	80.64%
Miguel Martin	51	0	2020	No	88%	N/A	92.71%
Michael Singer	58	1	2016	No	94%	Science and Innovation (S&I)	92.13%
Norma Beauchamp	61	3	2018	Yes	100%	N&CGC (Chair), HRCC	80.78%
Shan Atkins	65	2	2019	Yes	82%	Audit (Chair), HRCC	80.99%
Theresa Firestone	67	1	2021	Yes	94%	HRCC (Chair), S&I	92.81%
Adam Szweras	50	1	2015	Yes	94%	HRCC, N&CGC	79.76%
Lance Friedmann	67	0	2020	Yes	100%	Audit, S&I	92.40%
Chitwant Kohli	58	1	2022	Yes	100%	Audit, N&CGC	N/A
(1) A total of seventeen (17) Board meetings were held in fiscal 2022, exclusive of sub-committee meetings. Please see the director bios within the Information Circular for full details.
Board and Governance Highlights
Adopted a formal Board and Executive Diversity Policy, with a commitment to maintain 1/3 representation of women on the Board	Appointed Chitwant Kohli to the Board, and Theresa Firestone as Chair of the HR & Compensation Committee (“HRCC”)

Adopted a Related Party Transactions Policy	Adopted an initial ESG Policy

Current Board Composition		Shareholder Rights

Size of the Board	9
Number of Independent Directors	7 (78%)	Annual Election of Directors	√
Average Tenure	3.7 years	Directors Elected Individually	√
Number of Female Directors	3 (33.3%)	Majority Voting Policy	√
Other Designated Groups	1 (11%)	Advance Notice Policy	√
In-camera Sessions of Independent Directors	√
Director Share Ownership Policy	√
Governance Policies
Code of Business Conduct and Ethics	√
Anti-Bribery and Anti-Corruption Policy	√	For our governance policies and material, please refer to:
Whistleblower Policy	√
Board and Executive Diversity Policy	√	https://investor.auroramj.com/about-aurora/corporate-governance/
Related Party Transactions Policy	√
ESG Policy	√

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Equity Compensation Plan Amendments

At the Meeting, shareholders will be asked to approve amendments to the Company’s Stock Option Plan, Fixed Restricted Share Unit Plan, Fixed Performance Share Unit Plan, and Fixed Deferred Share Unit Plan.

Our proposed amendments include:

•     The introduction of Non-Employee Director Limits, where applicable, and restrictions requiring shareholder approval in respect of amendments to such limits.

•      Lowering the total dilution to shareholders under all plans from 10% to 7.5% of the issued and outstanding shares, with no more than 4% of the issued and outstanding shares in aggregate issuable as full value awards (RSUs, PSUs, and DSUs).

•      The introduction of the sub-limit on full value awards which lowers the overall cost of the plans to shareholder but also provides the Board and HRCC flexibility to switch between award types to meet the changing compensation needs of the Company.

These changes bring the total cost of the plans and the plan participation restrictions into better alignment with TSX Composite Index constituents and the proxy voting guidelines of the major proxy advisors.

Executive Compensation
Design

Our executive compensation programs are intended to drive shareholder value creation, emphasize pay-for-performance, and provide a framework to effectively attract and retain talent.

For fiscal 2022, a significant portion of each Named Executive Officer’s pay was “at-risk” and performance based.

Looking Ahead: Changes to our Executive Compensation Program

The HR & Compensation Committee responded to shareholders’ low support for the 2021 say-on-pay vote and recommended changes to the executive compensation program moving forward, putting more of the executive pay “at risk” and performance based.

Please refer to the Compensation Discussion & Analysis for details.

Overview of Our Executive Compensation Best Practices
✓	Pay-for-Performance: Our pay-for-performance philosophy is embedded in the compensation design, including a significant portion of pay at-risk, linked to Aurora’s performance and shareholder expectations.
✓	Annual Review of Peer Group: We annually review the continuing applicability of the compensation peer group for NEOs and recommend changes to the composition of the peer group, if warranted, to ensure its continuing relevance and comparability to the Company.
✓	Relevant Performance Metrics: Our performance metrics in the short and long-term incentive plans, and the expected performance levels for each metric, are reviewed annually to ensure they reflect Company strategy and that their achievement should also result in increased value for shareholders. NEOs also have personal performance goals established, reviewed, and measured annually.
✓	Threshold Performance Expectations: Both our short and long-term incentive plans incorporate a market-competitive and shareholder-aligned level of minimum performance expectations before executives can recognize value from the incentive plans.
✓	Caps on Incentive Payouts: Our incentive awards are capped at 150% to avoid excessive payouts.
✓	Balance between Short-term and Long-term Incentives: We maintain a reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation.
✓	Share Ownership Requirements: We ensure executives have a meaningful equity stake in Aurora to align their interests with those of the Company’s shareholders.
✓	Clawback Policy: Our clawback policy allows the Company to recoup an executive’s incentive compensation if the underlying incentive achievement was improperly awarded due to a subsequently discovered intentional fraud or material financial misstatement. The policy also covers recoupment in cases where an executive has knowingly violated Company policies in a manner deemed detrimental to the success or reputation of the Company, at the Board’s discretion.
✓	Independent Advice: We use an external independent executive compensation consultant to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices, and governance principles.

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BUSINESS HIGHLIGHTS

Key Takeaways

Transformation Plan on Track

- Expect to achieve a positive Adjusted EBITDA run rate exiting December 31, 2022
- On track to deliver $150 to $170 million of annualized savings exiting December 31, 2022

Medical Leadership

- #1 Canadian LP in global medical cannabis revenues
- Growing international medical segment net revenue was up 72% in FY22 compared to last year

Considerably Improved Balance Sheet

- Approximately $370 million of cash & cash equivalents at September 19, 2022
- Early repurchase of $155.3 million in convertible debt during Q4 FY22
- US$713.7 million available under shelf prospectus for future financings & potential strategic acquisitions

Science and Innovation Program

- Delivered nine new proprietary cultivars to our product pipeline since June 2021
- Signed our first agreement to license genetics to a major Canadian LP during Q4
- Hold foundational Intellectual Property rights to cannabinoid biosynthesis

Leadership in International Cannabis Markets

Sales to over
11
International cannabis markets during FY22
#1
Canadian LP in global medical cannabis revenues
EU Market size estimated at
$6bn
by 2025[1]

CANADA: 38m population
- #1 Market Share, around twice that of largest competitor
- High percentage of sticky, insured patients

AUSTRALIA: 26m population
- 300%+ increase in revenues in FY22, sharp uptick in authorized prescribers

GERMANY: 83m population
- Two of the top three best-selling products in dry flower segment
- Well positioned for impending legalization of adult rec market

ISRAEL: 9m population
- Over ~$18 million of sales in FY22

FRANCE: 67m population
- Sole supplier of dry flower to medical pilot program

POLAND: 38m population
- #1 Market share in FY22

UK: 67m population
- 150%+ increase in revenues in FY22 driven by rapidly increasing patient numbers

NETHERLANDS: 17m population
- Equity holder in one of the only 10 license holders in adult rec pilot scheme

We believe success in medical markets provides Aurora with a first mover advantage, and leadership will be portable to recreational markets as they open up

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Canadian Medical Market Leadership

#1

Canadian Medical Share by Revenue

81%

of Revenue Came From High Value Insured Patients in FY22Q4

Consistent, high gross margin revenue stream

- Direct-to-patient distribution model; end-to-end experience from medical consultation to prescription fulfillment
- Focus on insured patient groups with high repeat purchase rate

Opportunities to expand our presence

- Opportunity to capture share from fragmented market in which ~60% are small players
- Opportunity for increased benefit plan coverage; despite 64% of employees believing cannabis should be covered, only 37% of employers do so[1]

OUR BRANDS AND PRODUCTS

A Compelling Portfolio of Adult Recreational Brands

	Daily Special	drift	San Rafael '71	Whistler Cannabis Co.	Greybeard Cannabis (NEW)	Being (NEW)
	Value	Core	Premium	Super Premium	Super Premium	Wellness
Segment	No-nonsense bud - good quality weed, with high-THC, for a low price	Mid-to-high THC offerings with proprietary offerings that offer exciting and novel formats for the modern-day consumer	House-bread strains. Innovative products that delight the senses. True to traditional cannabis values	Organic-certified, grown in living soil, nurtured by hand, in the Canadian Rockies	Ultra-premium, high-terpene, high-potency brand with a world class lineup of live resin vapes and concentrate products.	A rapid, precise and discreet way to take cannabis without inhalation
Formats Available / Upcoming	Flower, pre-rolls, vapes, edibles, oil, capsules, hash	Edibles, flower, pre-rolls, concentrates	Flower, pre-rolls, concentrates, vapes, edibles, capsules	Organic craft flower, pre-rolls	Flower, pre-rolls, vapes, concentrates	Sublingual THC and CBD strips

San Rafael '71
Sour Blueberry Gummies

Focus on **maximizing profitability** through low-cost production and higher margin categories

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Upcoming Innovation

New SKUs designed to continuously delight consumers

THC
drift
Daily SPECIAL
San Rafael '71
Whistler

A significant proportion of market share is driven by innovation; consumers desire "new"

New product launches include:

- Our first infused pre-roll & hash offerings
- New live resin concentrate offerings
- New vape and edible offerings
- Mixed pre-roll packs
- Brand new cultivars from our breeding program

HOW TO VOTE
TO BE COUNTED, PROXIES MUST BE RECEIVED NO LATER THAN 1:00 PM EASTERN ON WEDNESDAY, NOVEMBER 9, 2022.
Method	Beneficial Shareholders Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name (physical certificate or DRS)
Internet	www.proxyvote.com	www.investorvote.com
Phone or Fax	Call or fax to the number(s) listed on your VIF and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail	Return the VIF in the enclosed envelope.	Return the Proxy in the enclosed envelope.
NOTE: Shareholders who wish to appoint someone other than Aurora representatives named in the VIF/Proxy as their proxyholder to participate at the Meeting as their proxy and vote their shares MUST first submit their VIF/Proxy, as applicable, appointing that person as proxyholder AND then register that proxyholder online. Please refer to the instructions in the Information Circular.

If you have questions regarding, voting, notice-and-access or require assistance in obtaining meeting materials, please call or contact our proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

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MANAGEMENT INFORMATION CIRCULAR Containing information as of September 20, 2022 (unless stated otherwise)
Solicitation of Proxies	This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual General and Special Meeting of shareholders of the Company (and any adjournment thereof) to be held at 1:00 pm Eastern on Monday, November 14, 2022 (the “Meeting”) by live webcast at the link and for the purposes set forth herein and in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. Aurora has engaged Laurel Hill Advisory Group (“Laurel Hill”) to provide shareholder communication advisory and proxy solicitation services and will pay a fee of $40,000 for the services and certain out-of-pocket expenses. All costs of solicitation by management will be borne by the Company. We have arranged for intermediaries to forward the Meeting proxy materials to shareholders who do not hold Common Shares in their own name (“Beneficial Shareholders”) of record by those intermediaries. We may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
GENERAL PROXY INFORMATION
Notice and Access

The Company has elected to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of meeting materials to shareholders for the Meeting. Under Notice and Access provisions, shareholders will receive a notice (“Notice and Access Notice”) containing information on how they can access this Information Circular and accompanying Notice of Meeting (the “Meeting Materials”) electronically instead of receiving a printed copy, and if a shareholder wishes, how to receive a printed copy of the Meeting Materials. Together with the Notice and Access Notice, shareholders will receive a proxy (“Proxy”), in the case of Registered Shareholders (as defined below), enabling them to vote at the Meeting. The Meeting Materials will be posted on the Company’s website at https://investor.auroramj.com/ and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile at www.sedar.com. All Registered and Beneficial Shareholders will receive a Notice and Access Notice.

The individuals named in the accompanying form of Proxy are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and vote on your behalf at the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy FOR the approval of such matter.

Registered Shareholders

Shareholders who hold Common Shares registered in their own name (“Registered Shareholders”) may wish to vote by proxy whether or not they are able to attend the virtual Meeting. Registered Shareholders may choose one of the following options to submit their Proxy:

•    complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

•    use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the 15-digit control number; or

•    use the internet through the Computershare website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the 15-digit control number.

In all cases, the Registered Shareholder must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.

If you have any questions or need assistance with the completion and delivery of your form of Proxy, please contact Aurora’s shareholder communication advisor and proxy solicitation agent, Laurel Hill, by telephone at 1.877.452.7184 (toll-free in North America) or 1.416.304.0211 (collect call outside North America) or by email at assistance@laurelhill.com.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States (the “U.S.”), under the name of Cede & Co. as nominee for The Depository Trust and Clearing Corporation (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (a “VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person, other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting. The person you appoint as a representative need not be a shareholder of the Company. You may appoint yourself as the representative of your Common Shares. To exercise your right to appoint a representative, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have the Common Shares voted at the Meeting or to have an alternate representative duly appointed to attend the virtual Meeting and vote your Common Shares. Beneficial Shareholders may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone using Broadridge’s QuickVote™ application.

If you have any questions or need assistance with the completion and delivery of your VIF, please contact Aurora’s shareholder communication advisor and proxy solicitation agent, Laurel Hill, by telephone at 1.877.452.7184 (toll-free in North America) or 1.416.304.0211 (collect call outside North America) or by email at assistance@laurelhill.com.

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Additional Information for Appointing a Proxyholder (Registered and Beneficial Shareholders)

Shareholders who wish to appoint someone other than the Aurora representatives named in the form of Proxy or VIF as their proxyholder to participate at the Meeting as their proxy and vote their shares MUST first submit their Proxy or VIF, as applicable, appointing that person as proxyholder AND then register that proxyholder online, as described below.

Registering your proxyholder is an additional step that must be completed AFTER you have submitted your Proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required to participate and vote at the Meeting.

To register a proxyholder, shareholders MUST visit https://www.computershare.com/Aurora no later than Wednesday, November 9, 2022, at 1:00 p.m. Eastern and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1

OR email at USlegalproxy@computershare.com

If you appoint a proxyholder other than yourself or the named Aurora representatives, please make them aware and ensure they will participate at the Meeting and have received their Username prior to the Meeting. If your proxyholder does not receive a Username and attend the Meeting, your shares will not be voted.

Notice to United States Shareholders

The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Shareholders of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Any information concerning the Company and its operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada which will differ in certain respects from United States generally accepted accounting principles and from practices prescribed by the U.S. Securities and Exchange Commission (“SEC”) and thus, may not be comparable to financial statements of United States companies. Such consequences for shareholders who are resident in, or citizens of, the U.S. may not be described fully in this Information Circular.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States.

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Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

•   executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

•   personally attending the virtual Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

NOTE: If you are using a 15-digit control number to login to the virtual Meeting and you accept the terms and conditions, you will only be revoking any and all previously submitted Proxies IF you enter a vote while the virtual Meeting is in session. If you do not want to revoke a previously submitted proxy, please do not vote while the Meeting is in session.

Attending and Participating at the Virtual Meeting

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who participate at the virtual Meeting will be able to listen to the Meeting, ask questions and vote, provided that they are connected to the Internet. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but will not be able to communicate or vote. Shareholders will not be able to attend the Meeting physically.

The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast, and can be accessed by logging in online at https://web.lumiagm.com/448153163. We recommend that you log in at least fifteen (15) minutes before the Meeting begins.

•   Click “Login” and then enter your 15-digit Control Number (see below) and Password “aurora2022” (case sensitive); OR

•    Click “Guest” and then complete the online form.

Registered Shareholders: The 15-digit control number located on your form of Proxy or in the email notification you received is your “Control Number” to access the Meeting.

Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by email after the Proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above under “Additional Information for Appointing a Proxyholder”.

In order to access the virtual Meeting, participants will need an Internet-connected device, such as a laptop, computer, tablet or smartphone. The Meeting platform will be supported across browsers and devices running the most updated version of applicable software plugins. If you attend the virtual Meeting, you must remain connected to the Internet at all times in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting and complete the related procedure. Please refer to the “Lumi AGM User Guide” posted on our website at https://investor.auroramj.com/about-aurora/corporate-governance/ for full instructions.

Q&A	As noted above, Registered Shareholders and duly appointed proxyholders who login to participate at the virtual Meeting will be able to ask questions, provided that they are connected to the Internet. Any shareholder who wishes to pose questions in advance of the Meeting is invited to send them by email to ir@auroramj.com.
Interests of Certain Persons or Companies in Matters to be Acted Upon	No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, the approval of the share and option based compensation plans, and as otherwise set out herein.
Record Date, Voting Securities and Principal Holders of Voting Securities

The Board has fixed September 20, 2022 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the virtual Meeting or complete, sign and deliver a form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares as of September 20, 2022.

Intercorporate Relationships	At the date of this Information Circular, the Company operates its business through its six (6) material wholly owned subsidiaries. Please refer to the Company’s Annual Information Form for the year ended June 30, 2022 dated September 20, 2022 (the “2022 AIF”) posted to the Company’s profile at www.sedar.com, which sets out the Company’s material subsidiaries.
Authorized capital

The Company is authorized to issue an unlimited number of Common Shares without par value. As of September 20, 2022, there were 300,437,433 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

The Company is also authorized to issue an unlimited number of Class “A” Shares with a par value of Cdn$1.00 each and is authorized to issue an unlimited number of Class “B” Shares with a par value of Cdn$5.00 each. There were no Class “A” Shares and no Class “B” Shares issued and outstanding as of September 20, 2022.

Class “A” Shares: Class “A” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class “A” Shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “A” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “A” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class “B” Shares: Class “B” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “B” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “B” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

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Documents Incorporated by Reference

The following documents filed with the securities commissions or similar authority in all provinces of Canada are specifically incorporated by reference in this Information Circular:

►  The Company’s audited financial statements for the financial years ended June 30, 2022 and June 30, 2021, the reports of the auditor’s thereon, and the related management’s discussion and analysis; and

►  The Charter of the Company’s audit committee (the “Audit Committee”), a copy of which is attached as Schedule “A” to the 2022 AIF.

Votes Necessary to Pass Resolutions	With respect to the election of directors, pursuant to the Company’s articles, the Board has determined that nine (9) directors are to be elected at the Meeting. Accordingly, there are nine (9) director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the nine (9) nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority voting policy described below, the nine (9) nominees receiving the highest number of votes may be, at the discretion of the Board, considered elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be appointed at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein.
Financial Statements	The audited consolidated financial statements of the Company for the financial year ended June 30, 2022, with the independent report of the auditor thereon, and the related management discussion and analysis will be tabled at the Meeting. These documents are also available under the Company’s profile at www.sedar.com. Additional information relating to these documents may be obtained by a shareholder upon request without charge by sending an email to ir@auroramj.com.
Cautionary Statement: Forward-Looking Statements	NOTE TO READER: This Information Circular includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Forward looking information or statements contained herein have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading “Risk Factors” in the 2022 AIF which is available on the Company’s issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC’s website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the 2022 AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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PARTICULARS OF MATTERS TO BE ACTED UPON

ITEM 1: Election of Directors

As of the date of this Information Circular there are nine (9) directors of the Company. Management proposes that the number of persons to be elected at the Meeting to act as directors of the Company for the ensuing year be fixed at nine (9).

All of management’s nominees for election at the Meeting are currently directors of the Company. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The persons named in the Proxy intend to vote for the election of the proposed nominees set out below and to exercise their discretionary authority to vote for the election of any other person in place of a nominee unable to stand for election.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

NOMINEES FOR ELECTION TO THE BOARD

Our Directors	Our commitment to good corporate governance starts with our diverse, highly qualified and engaged Board, whom we believe are the right individuals to continue to lead the Company towards long-term success and shareholder value creation.

Strengths in...

strategy, growth, and innovation

consumer packaged goods

finance, audit, risk, and capital markets

operational excellence

business transformation

executive leadership

legal, regulatory and government affairs

international regulated products

corporate governance

healthcare and health and wellness

... and more

INDEPENDENCE: Seven (7) of the nine (9) candidates (77.8%) proposed for election qualify as unrelated and independent, as they are independent from management and free from any interest, function, business, or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the Company’s best interest. Only the Company’s Chief Executive Officer (“CEO”) and former Executive Chairman and Interim Chief Executive Officer are considered non-independent directors.

The following is a biography for each director nominee for election at the Meeting. All other director information can be found in this section under the heading “Director Compensation” or in the section entitled “Statement of Corporate Governance”.

tHE BOARD recommends that shareholders vote “FOR” the election of each nominee set forth below, to hold office until the close of the next annual meeting of shareholders or until their respective successors ARE ELECTED. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR each nominee.

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Ron Funk - Independent Chairman Ontario, Canada | Director since July 2018 | Age: 65
Areas of expertise: › Leadership › Business strategy › Consumer products › Supply chain
Current occupation:	Retired - Independent Chairman of the Company
Business Experience:	Ron Funk brings over 30 years of experience in business and consulting to his role with the Company. From 2009 to 2020, he managed his own consulting practice, working with clients on acquisitions, restructurings, strategy development and government relations. Mr. Funk has worked on projects in various locations around the world, with clients engaged in a range of industries, including heavily regulated consumer products such as tobacco, alcohol, and food products. Other industries in which he has consulted include retail, advanced data analytics, gaming, and real estate development. Before opening his consulting practice, Mr. Funk was employed for approximately 30 years by Rothmans, Benson & Hedges Inc., serving in various roles and capacities, including Vice President of Sales, Human Resources, Corporate Affairs and Competitive Improvement. In these senior roles, he developed and executed a number of strategies that resulted in material growth in both market share and profitability. Mr. Funk previously served as an independent director of Carey Management Inc., a privately held business that owns Canada’s largest independent wholesale distributor. He has also served as the Chairman of the Ontario Convenience Stores Association and Treasurer of the Canadian Convenience Stores Association.
Education:	Mr. Funk obtained his MBA from Kellogg-Schulich.
Public Directorships (past 5 years):	MedReleaf Corp. (TSX) from June 2017 to July 2018
Memberships, professional designations and awards:	Mr. Funk obtained his ICD.D. certification from the University of Toronto, Rotman School of Management in October 2021. He is the 2008 graduating Valedictorian of the Kellogg Schulich EMBA program and the 3-time "Outstanding Industry Leadership Award" winner by the National Association of Convenience Store Distributors (now the Convenience Industry Council of Canada).
Share Ownership as at June 30, 2022(1)
Common Shares		DSUs	Total	Share Ownership Met or In Progress?
Number held	56,752	59,325	116,077	In Progress(2)
Dollar value(1)	$96,478.40	$100,852.50	$197,330.90
Other Matters
Membership		Attendance	Voting Results
Board Audit Committee N&CGC		17 out of 17 (100%) 11 out of 11 (100%) 5 out of 5 (100%)	2021 - 80.64% FOR 2020 - 88.13% FOR 2019 - 94.51% FOR 2018 - 96.35% FOR

Notes:

1)	Calculated based on the closing price on June 30, 2022, being $1.70.
2)	Directors have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.

Miguel Martin - CEO and Director Virginia, USA | Director since September 2020 | Age: 51
Areas of expertise: › Executive leadership › Strategic planning and execution › Consumer packaged goods › International regulated products
Current occupation:	CEO of the Company
Business Experience:	Miguel Martin is a 25-year consumer packaged goods industry veteran with deep experience operating in highly regulated industries. He joined Aurora from Reliva, LLC where he served as Chief Executive Officer and became President of the Company’s subsidiary, Aurora USA Holdings Ltd. upon closing of the Company’s acquisition of Reliva in May 2020. Prior to Reliva, Mr. Martin was the President of Logic Technology, one of the largest manufacturers of electronic cigarettes. He also held the position of Senior Vice-President and General Manager of Altria Sales & Distribution.
Education:	Mr. Martin obtained his Bachelor of Science from the University of Vermont in 1994 and completed Laws/Regulations/Compliance and Litigation Representation Training in 2010.
Public Directorships (past 5 years):	N/A
Memberships, professional designations and awards:	In 2015, Mr. Martin won the Pinnacle Award for leadership from the National Association of Tobacco Stores
Share Ownership as at June 30, 2022(1)
Common Shares		RSUs	PSUs	Total	Share Ownership Met or In Progress?
Number held	128,917	159,351	195,478	483,746	In progress(2)
Dollar value(1)	$219,158.90	$270,896.70	$332,312.60	$822,368.20
Other Matters
Membership		Attendance	Voting Results
Board		15 out of 17 (88%)	2021 - 92.71% FOR 2020 - 90.05% FOR

Notes:

1)	Calculated based on the closing price on June 30, 2022, being $1.70.
2)	Directors and NEOs have five (5) years from the later of their appointment or the implementation of the SOG to meet their share ownership requirements and are not considered “non-compliant” until then.
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Michael Singer - Director Quebec, Canada | Director since May 2016 | Age: 58
Areas of expertise: › Executive leadership › Strategic planning and execution › Finance › Mergers and acquisitions › Capital markets › Corporate governance
Current occupation:	Self-employed director
Business Experience:	Michael Singer has extensive financial management, capital markets and corporate governance experience in the pharmaceutical and medical cannabis industries. He formerly acted as Aurora’s Interim CEO (February 2020 to September 2020) and Executive Chairman (until May 2021). In addition, he acted as the Chief Financial Officer of Nasdaq-listed Clementia Pharmaceuticals Inc., a Montreal based clinical stage biopharmaceutical company from May 2015 until July 2018. From May 2014 until June 2015, he was Chief Financial Officer of Bedrocan Cannabis Corp. Mr. Singer has held numerous independent director roles in Canadian public health care companies, and previously served as CFO and Corporate Secretary for TSX-V listed Thallion Pharmaceuticals Inc.
Education:	Mr. Singer holds a Graduate Diploma in Public Accounting from McGill University and a Bachelor of Commerce from Concordia University.
Public Directorships (past 5 years):	RooGold Inc. (CSE) from March 2022 to present
Memberships, professional designations and awards:	CGA and CPA, Quebec Order of Chartered Professional Accountants
Share Ownership as at June 30, 2022(1)
Common Shares		DSUs	RSUs	PSUs	Total	Share Ownership Met or In Progress?
Number Held	5,109	28,664	222,820	61,775	318,368	Yes
Dollar Value(2)	$8,685.30	$48,728.80	$378,794	$105,017.50	$541,225.60
Other Matters
Membership		Attendance		Voting Results
Board S&I Committee		16 out of 17 (94%) 4 out of 4 (100%)		2021 - 92.13% FOR 2020 - 82.27% FOR 2019 - 80.79% FOR 2018 - 78.81% FOR 2017 - 92.61% FOR 2016 - 99.53% FOR

Notes:

1)	Calculated based on the closing price on June 30, 2022, being $1.70.
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Norma Beauchamp - Independent Director Ontario, Canada | Director since July 2018 | Age: 61
Areas of expertise: › Corporate governance and nominating › Global pharmaceutical executive › Healthcare › Health and wellness › Executive leadership › Patient advocacy
Current occupation:	Self-employed independent director
Business Experience:	Norma Beauchamp brings over three decades of experience in the corporate and non-profit sectors to her role having held senior leadership positions in Canada and Germany, including executive positions at Bayer and Sanofi. Ms. Beauchamp currently serves on the boards of Extendicare, Dialogue Health Technologies and HLS Therapeutics, and is the Regional Ambassador and Mentor with Women Get on Board. Formerly, Ms. Beauchamp was a director, chair of the corporate governance and compensation committees and a member of the audit committee of MedReleaf, a director and chair of the nominating and governance committee at Acerus Pharma, and Chief Executive Officer of Cystic Fibrosis Canada. Throughout her career, she has been a patient advocate, working with patient and healthcare organizations to enhance access to care.
Education:	Ms. Beauchamp has completed the University of Toronto’s Rotman School of Management Directors Education Program and obtained a Bachelor of Business Administration in Marketing from Bishop’s University.
Public Directorships (past 5 years):

› Dialogue Health Technologies Inc. (TSX) from March 2021 to present

› Extendicare (TSX) from May 2019 to present
› HLS Therapeutics Inc. (TSX) from June 2021 to present

› Acerus Pharma (TSX) from June 2015 to May 2020

› Quest Pharmatech (TSX) from January 2019 to April 2020

› MedReleaf Corp. (TSX) from June 2017 to July 2018

Memberships, professional designations and awards:	Ms. Beauchamp obtained her ICD.D. certification from the University of Toronto, Rotman School of Management in 2010.
Share Ownership as at June 30, 2022(1)
Common Shares	DSUs	Total	Share Ownership Met or In Progress?
Number held	2,638	18,825	21,463	In progress(2)
Dollar value(1)	$4,484.60	$32,002.50	$36,487.10
Other Matters
Membership	Attendance	Voting Results
Board N&CGC (Chair) HRCC	17 out of 17 (100%) 5 out of 5 (100%) 6 out of 6 (100%)	2021 - 80.78% FOR 2020 - 87.95% FOR 2019 - 91.51% FOR 2018 - 95.74% FOR

Notes:

1)	Calculated based on the closing price on June 30, 2022, being $1.70.
2)	Directors and have five (5) years from the later of their appointment or the implementation of the SOG to meet their share ownership requirements and are not considered “non-compliant” until then.

Shan Atkins - Independent Director Florida, USA | Director since February 2019 | Age: 65

Areas of expertise:

› Audit and risk management

› Executive leadership

› Public company reporting for Canadian and U.S. listed companies

› Corporate governance

› Strategy development and implementation

Current occupation:	Self-employed independent director
Business Experience:	Shan Atkins brings over 20 years of corporate leadership experience to the Company. A Certified Public Accountant, she spent fourteen years at Bain & Company, where she became a partner and leader in the firm's global consumer and retail practice. She also maintained a secondary practice in healthcare, working in Rx and OTC pharmaceuticals and in the hospital industry. Ms. Atkins also served as Executive VP of Sears, Roebuck & Company (USA) and since 1999, she has served as an independent director on ten public and private corporate boards in the U.S. and Canada.
Education:	Ms. Atkins is a graduate of Queen's University where she obtained a Bachelor of Commerce (Hons) in 1979 and the Harvard Business School where she obtained her MBA in 1983.
Public Directorships (past 5 years):

› SpartanNash Company (Nasdaq) from November 2013 to present

› Darden, Inc. (NYSE) from October 2014 to present

› LSC Communications (NYSE) from September 2016 to December 2020

› Sunopta Inc. (TSX and Nasdaq) from November 2014 to July 2019

Memberships, professional designations and awards:	Ms. Atkins obtained her CPA/CA designation in Canada in 1981 and her CPA designation in the U.S. in 2005. She is also a member and fellow of the National Association of Corporate Directors (USA), holding a NACD.DC designation, and received her ICD.D designation from the Institute of Corporate Directors (Canada) in 2021. In 2021, she also completed her certificate in cyber-risk oversight (USA) from the NACD and Carnegie Mellon University
Share Ownership as at June 30, 2022(1)
Common Shares	DSUs	Total	Share Ownership Met or In Progress?
Number held	Nil	17,937	17,937	In progress(2)
Dollar value(1)	$0	$30,492.90	$30,492.90
Other Matters
Membership	Attendance	Voting Results
Board Audit Committee (Chair) HRCC	14 out of 17 (82%) 11 out of 11 (100%) 5 out of 6 (83%)	2021 - 80.99% FOR 2020 - 88.57% FOR 2019 - 96.36% FOR

Notes:

1)	Calculated based on the closing price on June 30, 2022, being $1.70.
2)	Directors have five (5) years from the later of their appointment or the implementation of the SOG to meet their share ownership requirements and are not considered “non-compliant” until then.
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Theresa Firestone - Independent Director Ontario, Canada | Director since July 2021 | Age: 67
Areas of expertise: › Global pharmaceutical executive › P&L management › Operations › Healthcare › Health and wellness › Government affairs
Current occupation:	Self-employed independent director
Business Experience:

Theresa Firestone is a senior healthcare executive with over 35 years’ experience in pharmaceuticals, health & wellness, retail and government. Ms. Firestone is an accomplished business leader and has held senior leadership positions in Canada, Europe and Asia and led teams in 15 different countries. Prior to retirement in 2021, she was Senior Vice President, Health and Wellness at Shoppers Drug Mart (SDM), Canada’s largest retail pharmacy chain. Ms. Firestone was responsible for leading the company’s health and wellness initiatives, including developing new growth strategies, the development and launch of Medical Cannabis by Shoppers and the Health Clinics by Shoppers, overall management of dietitian services, pharmacy services including vaccines and the recently launched the PC Health App. Ms. Firestone was also responsible for leading several Shoppers businesses including MediSystem Pharmacies, Specialty Health Network, Sanis Health and 43 corporately owned Wellwise retail outlets. She has extensive P&L, strategy development and operations experience. Ms. Firestone chaired the Women’s Initiative - Go Further Women, as a pillar lead for the Diversity and Inclusion initiative at Shoppers/Loblaws from 2017- 2019.

Prior to joining Shoppers Drug Mart, Ms. Firestone was Regional President of Emerging Markets Asia with Pfizer Inc (Shanghai and HK) and had responsibility for 13 countries in Asia. She was also General Manager of the Established Products Business with Pfizer Canada, Country Manager with Pfizer Austria, VP Sales and VP of Government Affairs with Pfizer Canada and Director of the Ontario Drug Benefit Program with the Ontario Government.

Education:	Ms. Firestone obtained a Bachelor of Applied Science from the University of Guelph in 1978 and completed the Pfizer Executive Leadership Program at Harvard Business School in 1999.
Public Directorships (past 5 years):	› Cybin Inc. (NEO/NYSE) from August 2021 to present › Merus Labs International (TSX) from 2014 to 2017
Memberships, professional designations and awards:

› Inducted into the Canadian Healthcare Marketing Hall of Fame, 2010

› Honored as one of 12 outstanding Canadian Women the Weizmann Institute, 2010

› Awarded the prestigious Queen's Golden Jubilee Medal, 2002

› Honored by the Montreal Board of Trade as an Exceptional Woman for business achievements, 2001

Share Ownership as at June 30, 2022(1)
Common Shares		DSUs	Total	Share Ownership Met or In Progress?
Number held	Nil	10,944	10,944	In progress(2O
Dollar value	$0	$18,604.80	$18,604.80
Other Matters
Membership		Attendance	Voting Results
Board HRCC (Chair) S&I Committee		16 out of 17 (94%) 6 out of 6 (100%) 4 out of 4 (100%)	2021 - 92.81% FOR

Notes:

1)	Calculated based on the closing price on June 30, 2022, being $1.70.
2)	Directors have five (5) years from the later of their appointment or the implementation of the SOG to meet their share ownership requirements and are not considered “non-compliant” until then.
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Adam Szweras - Independent Director Ontario, Canada | Director since August 2015 | Age: 50
Areas of expertise: › Securities law › Mergers and acquisitions › Corporate governance › Capital markets
Current occupation:	Lawyer and Chairman of Foundation Markets Group
Business Experience:	Adam Szweras practices securities law with Fogler, Rubinoff LLP in Toronto and is the Chairman of the Foundation Markets Group, a Toronto based Merchant Bank and brokerage firm. He joined Fogler, Rubinoff LLP and founded the Foundation Markets Group in 2006. Mr. Szweras’ law practice focuses on financings and going public transactions, and in his banking practice he works closely to build, invest in, and develop emerging business. Mr. Szweras has a particular expertise with cross border mid-market transactions and often acts as a strategic advisor to his clients. He works with public and private companies active in cannabis markets in Canada and the US as well as companies with businesses in energy transmission, oil and gas and alternative energy, technology, and food producers. Mr. Szweras has experience in representing clients in Canada and the US as well as South America, China and South Asia.
Education:	Mr. Szweras obtained his LLB from Osgoode Hall Law School in June 1994 and previously attended York University.
Public Directorships (past 5 years):

› High Fusion Inc. (CSE) from July 2014 to present

› SustainCo Inc. (TSX-V) from March 2017 to November 2020

› Harborside Inc. (CSE) from May 30, 2019 to November 2020

› Quinsam Capital Corporation (CSE) from October 2017 to August 2020

› Water Ways Technologies Inc. (TSX-V) from April 2014 to August 2020

› Mahdia Gold Corp. (CSE) from April 2016 to June 2018

Memberships, professional designations and awards:	Barrister and Solicitor, Law Society of Upper Canada
Share Ownership as at June 30, 2022(1)
Common Shares		DSUs	Total	Share Ownership Met or In Progress?
Number held	8,063	40,568	48,631	In progress(2)
Dollar value	$13,707.10	$68,965.60	$82,672.70
Other Matters
Membership		Attendance	Voting Results
Board HRCC N&CGC		16 out of 17 (94%) 6 out of 6 (100%) 5 out of 5 (100%)	2021 - 79.76% FOR 2020 - 85.39% FOR 2019 - 75.88% FOR 2018 - 96.75% FOR 2017 - 99.2% FOR 2016 - 99.53% FOR

Note:

1)   Calculated based on the closing price on June 30, 2022, being $1.70.

2)	Directors have five (5) years from the later of their appointment or the implementation of the SOG to meet their share ownership requirements and are not considered “non-compliant” until then.

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Lance Friedmann - Independent Director Illinois, USA | Director since February 2020 | Age: 67
Areas of expertise: › Marketing › Strategy › Consumer/customer insights › Public policy › International markets
Current occupation:	Self-employed independent director
Business Experience:	Throughout Lance Friedmann’s 25-year experience with Kraft Foods and Mondelēz International, Inc., he held a number of roles of progressing scope and responsibility focused on marketing, strategy, and customer insights across the U.S., Latin America, and Asia. His experience includes senior management of Kraft Foods' marketing-related and corporate marketing programs, for Canada, Mexico and Puerto Rico, and Health & Wellness. Notably, he played a critical role in the launch of the "Sensible Solutions" product line, and subsequently led Mondelez's $12 billion global biscuits category, including Oreo, the world's #1 biscuit brand.
Education:	Mr. Friedmann obtained his BA in Economics from Stanford University in 1976 and his MBA from Harvard Business School in 1978.
Public Directorships (past 5 years):	N/A
Share Ownership as at June 30, 2022(1)
Common Shares		DSUs	Total	Share Ownership Met or In Progress?
Number held	Nil	29,500	29,500	In progress(2)
Dollar value(1)	$0	$50,150	$50,150
Other Matters
Membership		Attendance	Voting Results
Board Audit Committee Science and Innovation Committee (Chair)		17 out of 17 (100%) 11 out of 11 (100%) 4 out of 4 (100%)	2021 - 92.40% FOR 2020 - 87.88% FOR

Notes:

1)	Calculated based on the closing price on June 30, 2022, being $1.70.
2)	Directors have five (5) years from the later of their appointment or the implementation of the SOG to meet their share ownership requirements and are not considered “non-compliant” until then.

Chitwant Kohli - Independent Director Ontario, Canada | Director since January 2022 | Age: 58
Areas of expertise: › Audit and risk management › Financial reporting/oversight › Strategic planning and operations › International markets
Current occupation:	Self-employed independent director
Business Experience:	Chitwant Kohli joined the Board this year after a fulsome career as a senior financial executive with significant experience in finance, strategic planning, real estate, and operations. After 29 years of service at Royal Bank of Canada (RBC) where he enhanced the company's industry leading position, Mr. Kohli retired as Senior Vice President of Enterprise Operations and Payments. In his last role at RBC, he led a global team of 1,800 members and was responsible for operating and expanding the shared services of payments and trade, cash processing, human resources and finance related services. Mr. Kohli also held key executive roles including Senior Vice President of Retail Finance where he was responsible for providing finance leadership for Canadian, U.S. and Caribbean banking, wealth management, insurance, technology and operations, and global functions.
Education:	Mr. Kohli is a graduate of Panjab University where he obtained his Bachelor of Commerce in 1984, Guru Nanak Dev University where he obtained his MBA in 1986 and the University of Toronto where he obtained his Master of Laws (LLM) in Technology and Innovation Laws in 2019.
Public Directorships (past 5 years):	Currency Exchange International (TSX) from October 2017 to present
Memberships, professional designations and awards:	Mr. Kohli obtained his CPA designation from the Chartered Professional Accounts of Canada in 1991 and his ICD.D designation from the Institute of Corporate Directors in 2018
Share Ownership as at June 30, 2022(1)
Common Shares		DSUs	Total	Share Ownership Met or In Progress?
Number held	60,000	8,214	68,214	In progress(2)
Dollar value(1)	$102,000.00	$13,963.80	$115,963.80
Other Matters
Membership		Attendance	Voting Results
Board(3) N&CGC(3) Audit(3)		9 out of 9 (100%) 2 out of 2 (100%) 5 out of 5 (100%)	N/A(3)

1)	Calculated based on the closing price on June 30, 2022, being $1.70.
2)	Directors have five (5) years from the later of their appointment or the implementation of the SOG to meet their share ownership requirements and are not considered “non-compliant” until then.
3)	Mr. Kohli joined the Board effective January 3, 2022.
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BOARD SKILLS/COMPETENCIES

The Nominating and Corporate Governance Committee (“N&CGC”) of the Board has identified the top six (6) competencies of the nominees for election as a director of the Company in the context of the below matrix:

Skill/Competency	Shan	Norma	Theresa	Lance	Ron	Chitwant	Michael	Adam	Miguel	Total
Core Industry	√	√	√	√	√		√	√	√	8
Financial Reporting/Oversight	√					√	√	√		4
Capital Markets/Treasury						√	√	√		3
Audit and Risk Management	√					√	√			3
Mergers, Acquisitions, BD	√				√		√	√	√	5
Legal/Public Policy			√	√	√	√		√	√	6
Cybersecurity	√									1
Communication/Marketing/ Customer service		√	√	√	√				√	5
Environmental/Social/HR		√	√		√	√				4
International Markets	√	√	√	√	√	√		√	√	8
Technical Engineering/Medical/ Science/Pharma		√	√	√			√			4
Manufacturing/Supply Chain					√				√	2
Health and Safety		√		√						2

Additional Disclosure Relating to Directors

No Arrangements

None of the nominees proposed for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

Other than as set out below, within the 10 years preceding the date of this Information Circular, no proposed nominee for election as a director of the Company was a director, or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;
(b)	subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings;
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(d)	subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Exceptions:

•	Adam Szweras was appointed as a director for Mahdia Gold Corp.’s (“Mahdia”) on April 14, 2016. Mahdia was a Canadian Securities Exchange listed company until February 4, 2016. Mahdia has been subject to a cease trade order since March 13, 2015, due to not filing its financial statements in accordance with NI 51-102. Mahdia was subject to the cease trade order prior to Mr. Szweras’ appointment, and he resigned as a director of Mahdia on May 28, 2018.
•	Mr. Szweras was appointed as a director of Harborside Inc. (“Harborside”) on May 30, 2019. On June 9, 2020, the Ontario Securities Commission (the “OSC”) granted Harborside a management cease trade order in respect of the delayed filing of its financial statement for the year ended December 31, 2019, due to the continued impact of COVID-19. In addition, the OSC issued a temporary cease trade order in connection with Harborside’s previously announced proposed refiling of certain historical financial statements for the fiscal years ended December 31, 2017 and 2018, and the interim periods ended March 31, 2019, June 30, 2019, and September 30, 2019, due primarily to changes in the application of accounting treatments related to certain transactions by its reverse takeover acquirer, FLRish Inc. The annual filings and restated financial statements were filed, and the cease trade order was revoked effective August 31, 2020.
•	Mr. Szweras is a director of High Fusion Inc. (“High Fusion”). On December 3, 2021, the OSC issued a cease trade order due to High Fusion not filing its annual financial statements for the year ended July 31, 2021 in accordance with NI 51-102.The financial statements were filed and the cease trade order was revoked effective December 15, 2021. Subsequently, on December 31, 2021, the OSC granted High Fusion a management cease trade order in respect of the delayed filing of its financial statements for the three-month period ended October 31, 2021, due to the complexity associated with consolidating the purchase of the assets and business of OutCo Labs Inc. which High Fusion completed on August 31, 2021. The financial statements were filed, and the cease trade order was revoked effective January 21, 2022.
•	Shan Atkins was a director of LSC Communications (“LSC”) in April 2020 when it filed for Chapter 11 bankruptcy in the United States District Court for the Southern District of New York. Ms. Atkins ceased in her capacity as a director of LSC in December 2020 when it was purchased by Atlas Holdings.

Majority Voting Policy	Advance Notice Provision

The Company has adopted a majority voting policy (the “Majority Voting Policy”) that applies to the election of directors. Under the Majority Voting Policy, a director who is elected with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chairman of the Board. The resignation will be effective when accepted by the Board and the nominee director will not participate in any committee or Board meetings or deliberations on this matter. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The N&CGC will consider the resignation and make a recommendation to the Board on whether or not the resignation should be accepted. In considering the recommendation of the N&CGC, the Board will consider the factors taken into account by the committee and such additional information and factors that the Board considers relevant. The Board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision.

The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the meeting at which the election occurred and provide a copy of the news release to the Toronto Stock Exchange (“TSX”). If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies. A copy of the Majority Voting Policy can be viewed on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

The Company’s Articles include advance notice provisions (the “Advance Notice Provision”) concerning nomination of directors for election by shareholders. The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA, or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders, including those participating in a meeting by Proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders at which election of directors will be presented and sets forth the minimum information that a shareholder must include in the advance notice to the Company for it to be in proper written form.

The Advance Notice Provision also requires that all proposed director nominees deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such provision in the Company’s Articles, which can be viewed on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

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In accordance with the Advance Notice Provision, any additional director nominations for the Meeting must be received by the Company in compliance with the Company’s articles by no later than the close of business on October 15, 2022. If no such nominations are received by the Company prior to such date, management’s nominees for election as directors set forth herein will be the only nominees eligible to stand for election.

Board Response to Low Vote Support at Last Year’s AGM

Last year, all resolutions received at least majority support, and all director nominees were successfully elected to the Board with support in the range of 80% - 93% of votes cast in favour. However, the say-on-pay resolution and the HRCC members received the lowest support of all resolutions on the agenda.

In response to the low shareholder support for the say-on-pay resolution, the HRCC reviewed the top concerns expressed by shareholders regarding the compensation practices of the Company, which mirrored the concerns expressed by the proxy advisor ISS and included the total quantum of executive compensation and pay-for-performance alignment. As a result, the HRCC made the decision to adapt the Company’s approach to executive compensation to promote the long-term interests of shareholders. Please refer to the “Compensation Discussion and Analysis” section of this Information Circular for more details. The Board members, and particularly the HRCC members, are sensitive to the opinions expressed by shareholders and value the feedback. The HRCC will continue to be responsive to shareholders to ensure the compensation program of the Company is in alignment with best practices and shareholder expectations.

ITEM 2: Appointment of Auditor

At the Meeting, KPMG LLP (“KPMG”), Chartered Professional Accountants, with offices at Pacific Centre, 777 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4T5, will be nominated for re-appointment as auditor of the Company for the ensuing year. KPMG was initially appointed as the Company’s auditor by the Board on September 25, 2018 and was subsequently approved for appointment by the shareholders on November 30, 2018. KPMG is subject to the oversight of the Canadian Public Accountability Board, as required under the Canadian Securities Administrators’ (the “CSA”) National Instrument 52-108 - Auditor Oversight.

Auditor independence is essential to the integrity of our financial statements and KPMG has confirmed its status as independent within the meaning of the Canadian and US securities rules.

The Board proposes that KPMG be appointed as auditor OF THE COMPANY and recommends that you vote for the appointment of KPMG as our auditor. You may vote for the appointment OF KPMG AS our auditors or withhold your vote. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the appointment of KPMG as the Company’s auditor.

Audit Committee and Relationship with Auditor

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the review of financial information, which will be provided to the shareholders and the public, the establishment and maintenance of internal controls across the organization, and oversight of the audit process. The Audit Committee has general responsibility to oversee internal controls, accounting and auditing activities and legal compliance of the Company.

The Audit Committee’s charter is attached as Schedule “A” to the 2022 AIF, which is available on the Company’s SEDAR profile at www.sedar.com.

The members of the Audit Committee as of the year ended June 30, 2022 were Shan Atkins (Chair), Ron Funk, Lance Friedmann and Chitwant Kohli. All members of the Audit Committee are independent. National Instrument 52-110 - Audit Committees (“NI 52-110”) requires the Company to annually disclose certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. Please refer to the 2022 AIF, which contains information about the Company’s Audit Committee and the Company’s relationship with its current auditor, KPMG.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit services rendered to the Company to ensure auditor independence. The aggregate fees billed by KPMG at the June 30, 2022 financial year end are as follows:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2022	4,378,890	-	255,944	32,800
2021	3,042,764	-	357,032	-

Notes

1)	“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters.
2)	Audit-Related Fees” includes fees for assurance or accounting related services that have not been reflected under (1).
3)	“Tax Fees” includes fees for tax compliance and tax advice.
4)	“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.
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INTRODUCTION TO EQUITY PLAN AMENDMENTS

At the Meeting, shareholders will be asked to approve amendments to the Company’s 10% “rolling” share option plan (the “Option Plan”), Fixed Restricted Share Unit Plan (“RSU Plan”), Fixed Performance Share Unit Plan (“PSU Plan”), and Fixed Deferred Share Unit Plan (“DSU Plan”). Our proposed amendments include:

•     The introduction of Non-Employee Director Limits, where applicable, and restrictions requiring shareholder approval in respect of amendments to such limits.

•   Lowering the total dilution to shareholders under all plans from 10% to 7.5% of the issued and outstanding shares, with no more than 4% of the issued and outstanding shares in aggregate issuable as full value awards (RSUs, PSUs, and DSUs).

•       The introduction of the sub-limit on full value awards lowers the overall cost of the plans to shareholder but also provides the Board and HRCC flexibility to switch between award types to meet the changing compensation needs of the Company.

These changes bring the total cost of the plans and the plan participation restrictions into better alignment with TSX Composite Index constituents and the proxy voting guidelines of the major proxy advisors.

ITEM 3: STOCK OPTION PLAN AMENDMENT

At the Company’s Annual General and Special Meeting held on November 13, 2017 (the “2017 Meeting”), shareholders approved the adoption of the Option Plan, which was renewed by shareholders at the annual general meeting held on November 12, 2020 (the “2020 Meeting”).

Amendments Requiring Shareholder Approval at the Meeting

On August 30, 2022, the HRCC approved, subject to shareholder approval at the Meeting, an amendment to reduce the rolling limit on the Option Plan, such that the maximum number of Common Shares issuable thereunder shall not exceed 7.5% of the issued and outstanding Common Shares, subject to a global cap of 7.5% of the issued and outstanding Common Shares under all equity compensation plans in aggregate.

This amendment is being put in place to provide flexibility to bring the total cost of the plan into better alignment with TSX Composite Index constituents and the proxy voting guidelines of the major proxy advisors, while also accommodating the Company’s anticipated equity compensation awards over the ensuing periods. Please refer to the disclosure in the section entitled “Compensation Discussion and Analysis” in this Information Circular for more information on how the Company utilizes stock options (“Options”) as part of its compensation practices.

Amendments Not Requiring Shareholder Approval at the Meeting

In addition, the Board approved the following amendments to the Option Plan, which do not require shareholder approval at the Meeting:

•	an amendment which establishes a prescribed NED limit, such that Non-Employee Directors that participate in the Option Plan are limited to receiving no more than $150,000 in equity awards per fiscal year, of which no more than $100,000 may be in the form of Options; and
•	an amendment requirement such that any changes to the NED limit must be approved by shareholders, to align with best practices.

A summary of the material terms of the Option Plan, as amended, is set out below and a complete copy of the Option Plan, as amended, can by found on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the Option Plan.

Summary of the Option Plan

Eligible Persons - Options may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries as determined by the Board as being eligible for participation in the Option Plan (an “Eligible Person”).

Restriction on Option Grants to Insiders - The Option Plan is subject to restrictions that:

(a)	the number of Common Shares issued to Insiders as a group pursuant to Options granted under the Option Plan, when combined with Common Shares issued to Insiders under all the Company’s other Share Compensation Arrangements shall not exceed 10% of the issued Common Shares within any 12-month period;
(b)	the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, shall not exceed 7.5% of the Company’s issued Common Shares; and
(c)	no exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

Plan Administrator - The Board (the “Plan Administrator”) is authorized to interpret the Option Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the terms of the Option Plan. The interpretation and construction of any provision of the Option Plan by the Board shall be final and conclusive. Administration of the Option Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Maximum Number of Shares Issuable - The number of Common Shares issuable under the Option Plan may not exceed 7.5% of the total number of issued and outstanding Common Shares from time to time. In addition:

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(a)	The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Option Plan and under any other Share Compensation Arrangement (pre-existing or otherwise) shall not exceed 7.5% of the issued and outstanding Common Shares as at the date of grant of each Option pursuant to the Option Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Option Plan.
(b)	The aggregate number of Common Shares, which may be issuable at any time pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders, shall not exceed 7.5% of the Common Shares outstanding at the date of grant of an Option.
(c)	The aggregate number of Common Shares, which may be issued pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within a one-year period, shall not exceed 7.5% of the Common Shares then outstanding.

Exercise Price -The Board shall determine the exercise price per Common Share at the time the Option is granted, but, in any event, shall not be less than the closing price of the Common Shares on the Exchange ending on the Trading Day immediately preceding the grant date of the Option.

Vesting of Options - Options granted pursuant to the Option Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board and may be made subject to performance conditions as the Board may determine at the time of grant of such Options.

Term of Options - Subject to the blackout provisions described below, the Option Period shall be determined by the Board at the time of grant of the Options provided, however, that the Option Period must not extend beyond five years from the grant date of the Option.

Termination of Options - Subject to any provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, if an Optionee ceases to be an Eligible Person, other than as a result of termination for cause, any Option held by such Optionee at the date such person ceases to be an Eligible Person shall be exercisable only to the extent that the Optionee is entitled to exercise the Option on such date and only for 90 days thereafter (or such longer period as may be prescribed by law or as may be determined by the Board in its sole discretion) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Subject to the provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, in the case of an Optionee being terminated for cause, the Option shall immediately terminate and shall no longer be exercisable as of the date of such termination, subject to the Board determining otherwise. Notwithstanding the foregoing, when an Optionee ceases to be an Eligible Person, the Board has discretion to accelerate the vesting of his/her Options and/or allow such Options to continue for a period beyond 90 days, except however, that such Options may not be extended beyond the expiry of their original Option Period.

In the case of an Optionee who is being dismissed from employment or service for cause, or whose services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same.

Retirement or Early Retirement - In respect of Retirement or Early Retirement of an Optionee, unless determined otherwise by Board:

(a)	in the event of the Retirement of an Optionee, any Options granted to the Optionee will continue to vest without altered vesting terms; and
(b)	in the event of the Early Retirement of an Optionee, any Options granted to the Optionee will vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the applicable grant date and the date of Retirement by the total number of months between the grant date and the vesting date.

Assignability or Transferability of Options - Options are not assignable or transferable other than by will or by the applicable laws of descent, except to a Holding Company of the Optionee or by a Holding Company to the Optionee, with the consent of the Company. During the lifetime of an Optionee, all Options may only be exercised by the Optionee or such Holding Company.

Black-Out Period - In the event that the expiry of an Option Period falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Option Period shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendment, Modification or Termination of Option Plan - Subject to the requisite regulatory approvals, and shareholder approval as prescribed under the Option Plan and any applicable rules of the TSX, the Board may, from time to time, amend or revise the terms of the Option Plan (including Options granted thereunder) or may discontinue the Option Plan at any time provided however that no such amendment may, without the consent of the Optionee, in any manner materially adversely affect the Optionee’s rights under any Option theretofore granted under the Option Plan.

Amendments Requiring Shareholder Approval -The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan (including Options granted thereunder):

(a)	any amendment to the Option Plan including, without limitation, any amendment to the percentage of securities reserved and issuable under the Option Plan;
(b)	any change to the definition of “Eligible Persons” that would have the potential of narrowing or broadening or increasing Insider participation;
(c)	amendments to the prescribed NED limits within the Option Plan;
(d)	the addition of any form of financial assistance;
(e)	any amendment to a financial assistance provision that is more favourable to Eligible Persons;
(f)	the addition of deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;
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(g)	any amendment to the Option Plan to permit Options to be transferred or assigned other than for normal estate settlement purposes;
(h)	any amendment that reduces the exercise price or permits the cancellation and re-issuance of Options;
(i)	any amendment that extends Options beyond the original Option Period of such Options;
(j)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities; and
(k)	any reduction to the range of amendments requiring shareholder approval contemplated in this Section or any other amendments to the amending provisions of the Option Plan;

Amendments Without Shareholder Approval - The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval), make all other amendments to the Option Plan (including Options granted thereunder) that are not of the type contemplated in the Option Plan above, including, without limitation:

(a)	amendments which are of a typographical, grammatical, clerical or of a housekeeping nature;
(b)	the addition of or a change to vesting provisions of a security or the Option Plan;
(c)	the addition of a cashless exercise feature; and
(d)	a change to the termination provisions of a security or the Option Plan that does not entail an extension beyond the original Option Period.

Notwithstanding the provisions of the Option Plan, the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Option Plan that are contemplated pursuant to the Option Plan to the extent such approval is required by any applicable law or regulations.

 Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Stock Option Plan of the Company (the “Option Plan”) be amended such that the maximum number of Common Shares available for issuance thereunder shall not exceed 7.5% of the issued and outstanding Common Shares of the Company, subject to a global limit of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate;
2.	all currently available and unallocated Options issuable pursuant to the Option Plan be and are hereby approved and authorized for grant until November 14, 2025; and
3.	any one officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the Common Shares voted, in person or by Proxy, on the resolution. As the Option Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive Options under the plan may also vote on this resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE OPTION PLAN. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the amendment to the Option Plan.

ITEM 4: RESTRICTED SHARE UNIT PLAN AMENDMENT

At the 2017 Meeting, shareholders approved the adoption of the Company’s RSU Plan. An amendment to the RSU Plan was subsequently approved by shareholders at the 2020 Meeting. The Company is currently authorized to grant a maximum of 3,000,000 Common Shares pursuant to the RSU Plan. The RSU Plan was designed to provide certain executive officers and other key employees of the Company and its subsidiaries with the opportunity to acquire restricted share units ("RSUs") of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders.

Amendments Requiring Shareholder Approval at the Meeting

On August 30, 2022, the HRCC approved, subject to shareholder approval at the Meeting, an amendment to change the RSU Plan from a fixed maximum plan to a rolling plan, such that the maximum number of Common Shares issuable thereunder shall not exceed 4% of the issued and outstanding Common Shares, subject to a global cap of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate and a rolling limit for all full value award plans of the Company of 4%, which includes the Company’s RSU, PSU, and DSU Plans. This amendment is being put in place to provide flexibility to bring the total cost of the plan into better alignment with TSX Composite Index constituents and the proxy voting guidelines of the major proxy advisors, while also accommodating the Company’s anticipated equity compensation awards over the ensuing periods. Please refer to the disclosure in the section entitled “Compensation Discussion and Analysis” in this Information Circular for more information on how the Company utilizes RSUs as part of its compensation practices.

Amendments Not Requiring Shareholder Approval at the Meeting

In addition, the Board approved the following amendments to the RSU Plan, which do not require shareholder approval at the Meeting:

•	an amendment which establishes a prescribed NED limit, such that NEDs that participate in the RSU Plan are limited to receiving no more than $150,000 in equity awards per fiscal year, of which no more than $100,000 may be in the form of Options;
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•	an amendment requirement such that any changes to the NED limit must be approved by shareholders, to align with best practices; and
•	an amendment to the deferral election notice period, whereby a participant may provide notice to defer vesting up to 30 days prior to a vesting date, instead of 60 days.

A summary of the material terms of the RSU Plan, as amended, is set out below and a complete copy of the RSU Plan, as amended, can by found on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the RSU Plan.

Summary of the RSU Plan

Nature and Administration of the RSU Plan - All Participants (as defined in the RSU Plan) of the Company and its related entities are eligible to participate in the RSU Plan (as “RSU Plan Participants”), though the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the RSU Plan at any time. Eligibility to participate in the RSU Plan does not confer upon any person a right to receive an award of RSUs. The RSU Plan shall be administered by the Board or a committee appointed by the Board who will administer the RSU Plan and who can, from time to time, award RSUs to RSU Plan Participants (the “Committee”). RSUs will be credited to an account maintained for each RSU Plan Participant on the books of the Company as of the award date. The number of RSUs to be credited to each RSU Plan Participant’s account shall be determined at the discretion of the Board and pursuant to the terms of the RSU Plan.

Maximum Number of Shares - The maximum number of Common Shares made available for the RSU Plan shall not exceed 4% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 4% may be in the form of RSUs, PSUs or DSUs in aggregate, and subject to shareholder approval at the Meeting. The aggregate number of Common Shares issuable to Insiders pursuant to RSUs granted and all other security-based compensation arrangements shall not, at any time, exceed 7.5% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to RSUs and all other security-based compensation arrangements, within a one-year period, shall not exceed 7.5% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed award of the applicable RSUs.

Restricted Period - The restricted period is subject to the discretion of the Board. The term “Restricted Period” (defined in the RSU Plan) means any period of time during which an RSU is not vested and the RSU Plan Participant holding such RSU remains ineligible to receive RSUs as determined by the Committee, in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of an RSU Plan Participant.

Termination with Cause - Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination with cause of a Participant during the Restricted Period, any RSUs held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination with cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

Termination without Cause - Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination without cause of a Participant during the Restricted Period, any RSUs held by the Participant shall cease vesting after Termination, provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination without cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

Retirement or Early Retirement - Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of a Participant during the Restricted Period, any RSUs held by the Participant shall vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the date of the applicable Restricted Share Unit Grant Letter and the Retirement Date by the total number of months between the date of the applicable Restricted Share Unit Grant Letter and the end of the Restricted Period, provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

Death or Disability of Participant - Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the total disability or death of an RSU Plan Participant, any RSUs held by the RSU Plan Participant shall vest immediately and the Company shall issue Common Shares for each vested RSU, to the RSU Plan Participant or legal personal representatives of the RSU Plan Participant forthwith in full satisfaction thereof.

Non-Assignable - Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a Participant is assignable or transferable.

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Adjustments - In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Common Shares available under the RSU Plan; and
(b)	the number of Common Shares subject to any outstanding RSUs.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

Change of Control - Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of a Change of Control, all RSUs outstanding shall vest or be deemed to have vested immediately prior to the Change of Control and be forthwith settled by the issuance of applicable Common Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Amendments Requiring Shareholder Approval - Any amendment, modification or change to the provisions of the RSU Plan, which would:

(a)	materially increase the benefits of the holder under the RSU Plan to the detriment of the Company and its shareholders;
(b)	increase the maximum number of Common Shares, which may be issued pursuant to the RSU Plan;
(c)	reduce the range of amendments requiring shareholder approval contemplated in this section;
(d)	permit RSUs to be transferred other than for normal estate settlement purposes;
(e)	change Insider participation limits;
(f)	modify the prescribed NED limits within the RSU Plan; or
(g)	materially modify the requirements as to eligibility for participation in the RSU Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the RSU Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

Amendments or Termination without Shareholder Approval - The Committee may from time to time in the absolute discretion of the Committee, without further shareholder approval, amend, modify and change the provisions of the RSU Plan, including, without limitation:

(a)	amendments of a housekeeping nature; and
(b)	changes to the Restricted Period of any RSU.

 Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Restricted Share Unit Plan of the Company (the “RSU Plan”) be amended such that the maximum number of Common Shares available for issuance thereunder shall not exceed 4% of the issued and outstanding Common Shares of the Company, subject to a global limit of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate of which no more than 4% may be in form of full value awards (RSUs, PSUs, and DSUs) in aggregate;
2.	all currently available and unallocated rights and other entitlements issuable pursuant to the RSU Plan be and are hereby approved and authorized for grant until November 14, 2025; and
3..	any one officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the RSU Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive RSUs under the plan may also vote on this resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE RSU PLAN. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the amendment to the RSU Plan.

ITEM 5: PERFORMANCE SHARE UNIT PLAN AMENDMENT

At the 2020 Meeting, shareholders approved the adoption of the Company’s PSU Plan. The addition of this type of long-term incentive was made to ensure alignment with the Company’s evolving compensation objectives and to provide compensation that is conditional on the achievement of predetermined performance criteria. The Company is currently authorized to grant a maximum of 3,000,000 Common Shares pursuant to the PSU Plan.

Amendment Requiring Shareholder Approval at the Meeting

On August 30, 2022, the HRCC approved, subject to shareholder approval at the Meeting, an amendment to change the PSU Plan from a fixed maximum plan to a rolling plan, such that the maximum number of Common Shares issuable thereunder shall not exceed 4% of the issued and outstanding Common Shares, subject to a global cap of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 4% may be in the form of RSUs, PSUs, or DSUs in aggregate.

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This amendment is being put in place to provide flexibility to bring the total cost of the plan into better alignment with TSX Composite Index constituents and the proxy voting guidelines of the major proxy advisors, while also accommodating the Company’s anticipated equity compensation awards over the ensuing periods. Please refer to the disclosure in the section entitled “Compensation Discussion and Analysis” in this Information Circular for more information on how the Company utilizes PSUs as part of its compensation practices.

A summary of the material terms of the PSU Plan, as amended, is set out below and a complete copy of the PSU Plan, as amended, can be found on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the PSU Plan.

Summary of the PSU Plan

Administration - The PSU Plan is administered by the HRCC, which is responsible for establishing the performance conditions or measures for the grant of PSUs to Participants, including the entitlement Date.

Eligible Participants - The HRCC will from time to time determine the Participants who may participate in the Plan and will, from time to time, determine the Participants to whom PSUs will be granted and the provisions, performance conditions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the HRCC deems appropriate and relevant.

Maximum number of Common Shares - The aggregate maximum number of Common Shares reserved for issuance from treasury under the PSU Plan, subject to adjustment in accordance with the PSU Plan, will not exceed 4% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 4% may be in the form of RSUs, PSUs, or DSUs in aggregate, and subject to shareholder approval at the Meeting. The maximum aggregate number of Common Shares:

(a)	which may be reserved for issuance to any one Participant under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 7.5% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis);
(b)	which may be issuable to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 7.5% of the Common Shares issued and outstanding on the grant date (on a non-diluted basis); and
(c)	which may be issued to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve-month period will not exceed 7.5% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis).

Settlement of PSUs - The Company will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Company (or any of its affiliates), for the settlement of PSUs by either:

(a)	the issuance of Common Shares to the Participant in an amount equal to the number of PSUs being settled, or
(b)	a payment in cash to the Participant equal to the Market Price of a Common Share on the Entitlement Date multiplied by the number of Performance Share Units being settled,

in each case (in the case of PSUs that are subject to performance conditions or measures) multiplied by the Achieved Performance Ratio, being the percentage, ranging from 0% to 150% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the grant letter evidencing such PSU award.

Termination Provisions - In the event of the Termination with cause of a Participant prior to the Entitlement Date, any PSUs held by the Participant will immediately terminate and be of no further force or effect, provided that the HRCC has the absolute discretion to waive such termination. In the event of the Termination without cause of a Participant prior to the Entitlement Date, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated on the actual performance achievement realized at the time of Termination.

Retirement Provisions - In the event of Retirement of the Participant, the Participant’s Entitlement Date will not be altered. In the event of Early Retirement of the Participant, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated by dividing the number of months that have elapsed between the applicable grant date and the Retirement Date by the total number of months between the Grant Date and the Entitlement Date.

Non-Assignable - Except as otherwise may be expressly provided for under the PSU Plan or pursuant to a will or by the laws of descent and distribution, no PSU and no other right or interest of a Participant is assignable or transferable.

Change of Control Provisions - In the event of a Change of Control and if, at the time of the Change of Control:

(a)	the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Company terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “triggering event” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Company) (the “Triggering Event”), then on the date of such Triggering Event (the “Early Measurement Date”), the PSUs outstanding and held by the Participant will immediately vest in an amount equal to the product obtained by multiplying (i) the total number of Common Shares otherwise issuable pursuant to such PSUs or the full value of such PSUs (as determined in the absolute discretion of the Board) and (ii) the Applicable Pro-Ration Factor; and
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(b)	the Participant is not an Eligible Employee of the Company, then all Performance Share Units outstanding and held by the Participant will immediately vest.

Amendments requiring Shareholder Approval - Any amendments, modifications or changes to the provisions of the PSU Plan (including any grant letters) which would:

(a)	materially increase the benefits under the PSU Plan;
(b)	modify rights of shareholders;
(c)	increase the number of Common Shares which may be issued pursuant to the PSU Plan;
(d)	modify the requirements as to eligibility for participation in the PSU Plan, or
(e)	make any amendment to increase the ability of the Board to amend the Plan without shareholder approval,

will only be effective upon such amendment, modification or change being approved by the shareholders of the Company, if required, by the TSX and any other Stock Exchange or regulatory authority having jurisdiction over the securities of the Company.

Amendments without Shareholder Approval - The HRCC may from time to time in its absolute discretion amend, modify and change the provisions of the PSU Plan (including any grant letters) without shareholder approval, including, without limitation, amendments of a housekeeping nature, changes to the Entitlement Date of any PSUs.

 Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Performance Share Unit Plan of the Company (the “PSU Plan”) be amended such that the maximum number of Common Shares available for issuance thereunder shall not exceed 4% of the issued and outstanding Common Shares of the Company, subject to a global limit of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 4% may be in form of full value awards (RSUs, PSUs, and DSUs) in aggregate;
2.	all currently available and unallocated rights and other entitlements issuable pursuant to the PSU Plan be and are hereby approved and authorized for grant until November 14, 2025; and
3.	any one officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the PSU Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive PSUs under the plan may also vote on this resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMEDNEMENT TO THE PSU PLAN. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the adoption of the PSU Plan.

ITEM 6: FIXED DEFERRED SHARE UNIT PLAN AMENDMENT

At the November 30, 2018 annual general and special meeting, shareholders approved the adoption of the DSU Plan. The DSU Plan was subsequently amended at the 2020 Meeting to increase the number of Common Shares available for issuance thereunder. The Company is currently authorized to issue up to 500,000 Common Shares pursuant to the DSU Plan. The purpose of the DSU Plan is to provide non-employee directors with the opportunity to receive equity-based compensation and incentives, thereby (i) increasing the proprietary interests of the Eligible Persons in the Company, (ii) aligning the interests of such Eligible Persons with the interests of the Company’s shareholders (iii) encouraging such Eligible Persons to remain associated with the Company, and (iv) substituting equity-based compensation for cash-based compensation.

Amendment Requiring Shareholder Approval at the Meeting

On August 30, 2022, the HRCC approved, subject to shareholder approval at the Meeting, an amendment to change the DSU Plan from a fixed maximum plan to a rolling plan, such that the maximum number of Common Shares issuable thereunder shall not exceed 1% of the issued and outstanding Common Shares, subject to a global cap of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 4% may be in the form of RSUs, PSUs, or DSUs in aggregate.

This amendment is being put in place to provide flexibility to bring the total cost of the plan into better alignment with TSX Composite Index constituents and the proxy voting guidelines of the major proxy advisors, while also accommodating the Company’s anticipated equity compensation awards over the ensuing periods. Please refer to the disclosure in the section entitled “Compensation Discussion and Analysis” in this Information Circular for more information on how the Company utilizes DSUs as part of its director compensation practices.

Amendments Not Requiring Shareholder Approval at the Meeting

In addition, the Board approved the following amendments to the DSU Plan, which do not require shareholder approval at the Meeting:

•	an amendment which establishes a prescribed NED limit, such that NEDs that participate in the DSU Plan are limited to receiving no more than $150,000 in equity awards per fiscal year, of which no more than $100,000 may be in the form of Options; and

•	an amendment requirement such that any changes to the NED limit must be approved by shareholders, to align with best practices.

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Please refer to the disclosure below and in the section entitled “Compensation Discussion and Analysis - Director Compensation - Non-Executive Directors” in this Information Circular for more information on how the Company utilizes DSUs as part of its director compensation practices.

A summary of the DSU Plan, as amended, is set out below and a complete copy of the DSU Plan, as amended, is available on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/. Capitalized terms used, but not defined herein have the meaning ascribed to them in the DSU Plan.

Summary of the DSU Plan

Administration of Plan - The HRCC administers the DSU Plan. The DSU Plan provides that non-employee directors may elect to receive up to 100% of their annual compensation amount as established from time to time by the Board (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation or otherwise awarded by the Board of Directors will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable or discretionary grant is made. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued, and any fractional entitlements will be rounded down to the nearest whole number. In addition to the DSUs granted as part of a director’s Annual Base Compensation, the Board may also, from time to time and in its sole discretion, grant one or more awards of DSUs to directors on terms and conditions consistent with the DSU Plan.

Generally, a Participant (as defined in the DSU Plan) shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the Participant ceases to hold any position as a director of the Company or its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (the “Termination Date”) and ending on the 90th day following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A.

Redemptions of DSUs under the DSU Plan may be (i) in Common Shares issued from treasury (subject to the shareholder approval being sought at this Meeting), (ii) Common Shares purchased by the Company on the open market for delivery to the former non-employee director, or (iii) settled in cash or any combination of the foregoing, as determined by the Board in its sole discretion.

Maximum Number of Common Shares Issuable for DSUs - DSUs may be granted by the Company in accordance with the DSU Plan provided the number of Common Shares issuable pursuant to the DSUs outstanding pursuant to the DSU Plan from time to time currently shall not exceed 1% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 7.5% of the total number of outstanding Common Shares, of which no more than 4% may be in the form of RSUs, PSUs, or DSUs in aggregate. Further, the aggregate number of shares that may be issued to insiders pursuant to the DSU Plan and all other security-based compensation arrangements of the Company, within any 12-month period may not exceed 7.5% of the Common Shares outstanding at the beginning of such 12-month period.

Transferability - No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant under the DSU Plan except by will or laws of descent and distribution.

Amendments Requiring Shareholder Approval - Shareholder approval shall be obtained for any amendment:

(a)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;
(b)	to modify the prescribed NED limits within the DSU Plan;
(c)	to modify the amendment provisions of the DSU Plan; or
(d)	to expand the definition of “Participant”.

Amendments Without Shareholder Approval - The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;
(c)	amendments to the termination provisions of the DSU Plan;
(d)	amendments necessary or advisable because of any change in applicable laws;
(e)	amendments to the transferability of DSUs;
(f)	amendments relating to the administration of the DSU Plan; or
(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that no such amendment of the DSU Plan may be made without the consent of each affected Participant in the DSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the DSU Plan.

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 Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Deferred Share Unit Plan of the Company (the “DSU Plan”) be amended such that the maximum number of Common Shares available for issuance thereunder shall not exceed 1% of the issued and outstanding Common Shares of the Company, subject to a global limit of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate;
2.	all currently available and unallocated rights and other entitlements issuable pursuant to the DSU Plan be and are hereby approved and authorized for grant until November 14, 2025; and
3.	any one officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the DSU Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive DSUs under the plan may also vote on this resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE DSU PLAN. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the amendment to the DSU Plan.

ITEM 7: SAY-ON-PAY

At the Meeting, shareholders will have the opportunity to consider and vote on a non-binding advisory resolution to approve the compensation of the Company’s named executive officers (each a “NEO”), as described in this Information Circular in accordance with NI 51-102 disclosure rules. This advisory resolution, commonly known as a “say-on-pay” resolution, gives our shareholders the opportunity to express their views on our NEOs’ compensation as a whole. This vote is not intended to address any specific item of compensation or any specific NEO, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Information Circular. Our Board has determined to hold such votes on an annual basis but will reassess the frequency of the vote annually.

The say-on-pay vote is advisory and, therefore, not binding on the Company, the HRCC or on our Board. The say-on-pay vote will provide the Board and the HRCC with information regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Board and its HRCC will then be able to consider when determining executive compensation for the remainder of the current financial year and beyond. We value the opinions of our shareholders. To the extent there is any significant vote against the NEO compensation as disclosed in this Information Circular, we may communicate directly with shareholders to understand their concerns that influenced the vote. In all events, we will consider our shareholders’ concerns and will share them with the HRCC, which will evaluate whether any additional actions are necessary to address those concerns.

Last year, shareholders voted 61.89% in favour of the say-on-pay resolution. The requirement for the resolution to carry at the meeting was only a majority of votes cast, and compared to the vote requirement, the resolution passed. However, it is clear to management that a significant minority of shareholders expressed their discontent. The top concerns of shareholders based on feedback received are:

•	long term pay-for-performance alignment;
•	at least 50% of equity awards should be tied to performance conditions; and
•	the robustness of performance targets.

HRCC Responsiveness: Executive Compensation Redesign

In response to these concerns, the HRCC engaged with Meridian Compensation Partners (“Meridian”), the Company’s independent compensation consultant, to conduct a thorough review of the Company’s executive compensation structure, including a review against comparator companies. Meridian then presented a recommended compensation redesign to the HRCC in July 2022, which was subsequently approved by the Board in August 2022. The redesign is intended to reinforce our commitment to improvements in pay-for-performance, by putting the majority of executive pay at risk. The new program will become effective at the start of fiscal 2024, and will reflect the following:

•	75% of NEO compensation will be at-risk.
•	We are resetting our LTIP program so that 50% of the mix is performance-based awards.
•	We are increasing attention on goal rigour and appropriateness of targets for our STIs.
•	We are better aligning to the broader market pay mix of 25% base, 25% STIP, 50% LTIP for our executives.
•	CEO mix will remain at 20% base, 20% STIP, 60% LTIP.

We believe that these actions implemented by the Board show meaningful consideration by the HRCC towards improvements in pay-for-performance, as well as alignment with industry standards and governance best practices. We are confident that these measures are moving the Company in the right direction for the benefit of shareholders and remain committed to actively responding to shareholder feedback on our approach to compensation. This advisory vote is an important part of the ongoing process of engagement between shareholders and our Board.

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Additional Context

Additionally, as you consider our approach to executive compensation now and as we move forward, it is important to highlight the significant business transformation the Company has undergone over the past three years, which has included high executive turnover. We believe it is important to provide context to the total three-year CEO pay, specifically.

In February 2020, we saw the transition from our former CEO to Michael Singer who took on the Interim CEO role in addition to continuing as Executive Chairman. Following the acquisition in May 2020 of Reliva, LLC, of which Miguel Martin is President and a founding shareholder, we appointed Mr. Martin as Chief Commercial Officer, and then ultimately our new CEO effective in September 2020, at which time Mr. Singer retired from his role as Interim CEO and Executive Chairman. These leadership transitions involve non-recurring payments related to separation agreements and other benefits, which we have disclosed within this Information Circular. Further, the acquisition of Reliva included certain contractual retention payments awarded to Mr. Martin prior to his appointment as an officer of the Company and in relation to his role with Reliva and, although these payments are outside of our core compensation practices, these figures are reported and will continue to be reported, as part of his total CEO compensation until the end of fiscal 2024 when the payments will be contractually complete.

We believe it is important to provide context to the figures presented, in order to understand the full picture and the decisions we made and are making as we move the Company forward. With these changes now behind us, we believe that looking ahead, competitive compensation is critical for stabilizing the executive leadership team in order to form a solid foundation for long term Company growth and shareholder value creation.

The key objectives and design of our executive compensation program are set forth in the Compensation Discussion & Analysis (“CD&A”) section of this Information Circular. We believe that the information provided above and within the CD&A demonstrates that our executive compensation program is designed appropriately and is working to ensure management’s interests are aligned with our shareholders’ interests to support the creation of long-term value.

 Shareholder Support Requested

At the Meeting, the Company asks our shareholders to indicate their support for our NEO compensation as described in this Information Circular by voting “FOR” the following resolution:

“BE IT RESOLVED that, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2022 Annual General and Special Meeting of shareholders.”

Adoption of this resolution will require the affirmative vote of a majority of the Common Shares present or represented by proxy at the Meeting and entitled to vote on the matter. Abstentions will have the same effect as votes against this resolution. Brokers and other nominee holders do not have discretion to vote uninstructed Common Shares with respect to this resolution. Accordingly, if brokers or other nominee holders do not receive voting instructions from beneficial owners of the Common Shares, they will not be able to vote the Common Shares and broker non-votes may occur with respect to this resolution. However, broker non-votes will not affect the outcome of the voting on this resolution because it requires the affirmative vote of a majority of the Common Shares present or represented by Proxy at the Meeting (as opposed to a majority of the outstanding Common Shares).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

STATEMENT OF corporate governance PRACTICES

Governance Highlights: Fiscal 2022 and Beyond

As we continue to mature as an organization within a dynamic cannabis industry, we have worked to ensure continued improvement in our corporate governance framework, for both alignment with best practices and to support the Company’s growth and path towards long-term success and shareholder value creation.

Strengthening the Board and Committees

In January 2022, we welcomed Chitwant Kohli to the Board after a fulsome career as a senior financial executive with significant experience in finance, strategic planning, real estate, and operations. After 29 years of service at Royal Bank of Canada (RBC) where he enhanced the company's industry leading position, Mr. Kohli retired as Senior Vice President of Enterprise Operations and Payments. In his last role at RBC, he led a global team of 1,800 members and was responsible for operating and expanding the shared services of payments and trade, cash processing, human resources and finance related services. Mr. Kohli also held key executive roles including Senior Vice President of Retail Finance where he was responsible for providing finance leadership for Canadian, U.S. and Caribbean Banking, Wealth Management, Insurance, Technology and Operations, and Global Functions. In addition to holding an MBA, Mr. Kohli obtained his Master of Laws in Technology and Innovation Laws in 2019 from the University of Toronto, He is currently a member of the Audit Committee and N&CGC, and we are grateful for his many contributions to date.

Also in January 2022, Theresa Firestone, who was appointed as a director in July 2021, was appointed to Chair of the HRCC. Ms. Firestone is an accomplished business leader and brings a wealth of knowledge and experience to her new role. The Board thanks Adam Szweras for his many contributions in this role over the past few years.

Strengthening Environmental, Social and Governance (ESG) Practices and Oversight

As a publicly listed cannabis company, we understand the importance of building environmental sustainability, social responsibility, and effective corporate governance into all aspects of our business. To outline our commitment to understanding the impact of our business activities on the broader community and the environment, and to becoming an employer of choice to our workforce and valued partner to our communities, the Board, upon recommendation of the N&CGC, has introduced an ESG Policy. Our approach to ESG is intended to be thoughtful, allowing us to over time make continuous improvements, specifically in those areas where we have the ability to make an impact. We will continue to review and adapt this policy to ensure it meets our ESG goals as they fit within our broader strategy. Within this section you will find additional information regarding the Board and N&CGC’s oversight role with respect to ESG matters at Aurora, as well as an overview of the various ESG initiatives and successes during fiscal 2022. The ESG Policy can be found on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

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In March 2022, the Board adopted a Board and Executive Diversity Policy, holding us accountable to maintaining at least 1/3 representation of women on the Board. We value a diverse and inclusive environment and believe that the ability to draw on a wide range of viewpoints, experience and backgrounds is fundamental to the Company’s success as it enables broader exchanges of perspectives and enriches discussions at all levels of the business. We believe this is a necessary component in delivering an enriched value to our stakeholders, including the customers that we serve. We will continue to consider including targets for other diverse groups as we continue to develop our diversity and inclusion objectives. The Board and Executive Diversity Policy can be found on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Continued Focus on Prudent Risk Management

In June 2022, the Board adopted a new Related Party Transactions Policy to formalize the Company’s procedures for the identification, review and consideration of any transactions involving the Company and a related party. While the Board prefers to avoid related party transactions, recognizing that certain transactions present a heightened risk of potential or actual conflicts of interest and may create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders, it was deemed prudent to adopt this policy as the Company continues to strengthen its governance framework in support of its conservative business practices. The Related Party Transactions Policy can be found on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

We are pleased with the progress made in fiscal 2022 and look forward to more successes and governance enhancements as we continue to move the organization forward.

About this Section

The CSA have adopted National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), which provides non-prescriptive guidelines on corporate governance practices for reporting issuers. In addition, the CSA has implemented under National Instrument 58-101 Disclosure of Corporate Governance Practices, the Form 58-101F1 - Corporate Governance Disclosure which prescribes certain disclosures to be made as part of the Company’s corporate governance practices. The following is a description of our corporate governance practices.

Board of Directors
Board Mandate

The Board has oversight responsibility for the stewardship of the Company and its business and is accountable to the shareholders for the performance of the Company. The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of the Company’s business and affairs, with the objective of creating value for shareholders and taking into account the interests of other stakeholders. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board carries out its responsibilities, in consultation with management, by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, by reviewing and approving the Company’s strategic plans and engaging and ensuring the continuity of executive management that possess the character, skills and experience required to attain the Company’s goals. The Board has the statutory obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders.

The Board’s responsibilities include, but are not limited to, overseeing:

• strategic planning;

• risk assessment processes;

• financial reporting and internal controls; and

• corporate disclosure and communication.

The Board discharges its responsibilities either directly or through its established committees, being the Audit Committee, the N&CGC, the HRCC and the Science and Innovation Committee (collectively, the “Committees”).

The Board Mandate is reviewed and updated if required on an annual basis. This year the Board Mandate was extensively updated to provide for the oversight of important issues, such as ESG and the reputation and culture of the Company. The full text is posted on our website at: https://investor.auroramj.com/about-aurora/corporate-governance/.

Expectations of our Board Members	The Company’s goal is to assemble a Board with the appropriate background, knowledge, skills, and diversity to effectively carry out its duties, oversee the Company’s strategy and business affairs and foster a climate that allows the Board to constructively guide and challenge management. The Company expects all Board members to, among other things: (i) develop and maintain an understanding of the industry and markets within which the Company operates as well as the strategy and operations of the Company; (ii) develop and maintain an understanding of the applicable regulatory, legislative, competitive, social and political contexts within which the Company operates; and (iii) devote the necessary time and attention to Company issues in order to make informed decisions. Please refer to the director biographies earlier in this Information Circular for more information about each Board member’s experience.

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Independence

The Company believes in the importance of an independent Board and the N&CGC is responsible for ensuring the Board functions independently of management. The Board has determined that a majority of the directors are independent within the meaning of NI 58-101. Ron Funk (the “Chairman”), Norma Beauchamp, Shan Atkins, Adam Szweras, Lance Friedmann, Theresa Firestone and Chitwant Kohli are independent directors. Miguel Martin and Michael Singer are not independent as a result of their respective roles as CEO and former Executive Chairman and Interim CEO.

The Audit Committee, N&CGC and HRCC are comprised of only independent directors, as determined with reference to the criteria for independence prescribed by NI 58-101 and Rule 5605(a)(2) of the Nasdaq Rulebook. The Science and Innovation Committee is comprised of a majority of independent directors.

Independent Chairman of the Board	We believe that having an independent Chairman provides for strong, independent Board leadership and accountability to our shareholders. The key role of the Chairman is to take all reasonable measures to ensure that the Board: (i) has structures and procedures in place to enable it to function independently of management; (ii) carries out its responsibilities effectively; and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management.
Position Descriptions	The Board has developed position descriptions for the Chairman and the CEO which are reviewed annually and can be found on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.
Other Directorships	Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their outside positions and common memberships do not affect their ability to exercise independent judgment while serving on our Board. Disclosure regarding other directorships is included in the director biographies.
Director Interlocks	The Board does not set a formal limit on the number of interlocking board memberships. The N&CGC reviews director interlock as part of its annual evaluation of director independence. As of the date of this Information Circular, there are no interlocking board memberships.
Financial Literacy	The Board defines “financial literacy”, as set out in NI 52-110, as an individual’s ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues generally comparable to the breadth and issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has determined that all members of the Board are “financially literate” in accordance with NI 52-110 and the rules of the TSX and Nasdaq. Further, the Board has determined that both Shan Atkins and Chitwant Kohli are considered an “audit committee financial expert” under the rules of the SEC and “financially sophisticated” under Nasdaq listing standards.
Director Orientation	The Company has implemented a Board member onboarding orientation program to provide all new directors with the following: (i) information pertaining to the role of the Board; (ii) an outline of the Company’s history and other relevant data; (iii) individual meetings with each member of the senior leadership team (iv) recent analysts’ reports; (v) a copy of the Company’s corporate governance materials; (vi) information pertaining to liability insurance coverage; (vii) guidance concerning trading in the Company’s securities; and (viii) guidance regarding insider information.
Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Company:

•    maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education;

•    encourages and provides an annual allocated amount of funding for the attendance of each director at seminars or conferences of interest and relevance; and

•    encourages and arranges, from time to time, presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

All Board members have significant experience in the governance of private and public companies, which the Board believes ensures the effective operation and governance of the Board and the Company. In addition to formal director education activities, the Board committees work collaboratively by frequently sharing information and educational material, and by inviting non-committee directors to meetings for observation or education purposes.

The following table lists seminars and courses provided by external providers, as well as certain dedicated internal sessions and/or Company-arranged presentations that some of the directors attended in fiscal 2022 and early 2023:

Course/Program/Event	Organization	Date
Audit committee board member and audit committee roundtable	Protiviti	July 28, 2021
Towards an inclusive and Innovative Future of Work	23rd Annual Corporate Governance Conference, Toronto	August 17/18, 2021
Listening to the Voices of Diversity in your organization	23rd Annual Corporate Governance Conference, Toronto	August 17/18, 2021

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Cyber risk on the rise, Understanding Business Risks and Mitigating from Cyber threats and Privacy Breaches	23rd Annual Corporate Governance Conference, Toronto	August 17/18, 2021
Board Effectiveness Best Practices	23rd Annual Corporate Governance Conference, Toronto	August 17/18, 2021
2021 Summit: In conversation: The CEO/Board Relationship	NACD	October 1, 2021
2021 Summit: Big Data, AI, & the Implications for Business Strategy & Ethics	NACD	October 1, 2021
Elevating your Board Effectiveness	BMO/Women Get on Board	October 5, 2021
2021 Summit: Curbing the Chaos: The Board’s Role in Climate-Strategy	NACD	October 6, 2021
Board Evaluations: Raising the Bar on Board Effectiveness	Institute of Corporate Directors ICD.D	October 20, 2021
Accounting Conference – audit committee topical issues	University of Toronto	October 29, 2021
The Future Evolution of ESG	The Podium Club, Deloitte	November 16, 2021
Cyber risk and Governance, CEO insights on what investors and public companies need to know	Glass Lewis	December 1, 2021
Topical issues for audit chairs	Grant Thornton	December 2, 2021
Audit Committee Effectiveness	Institute of Corporate Directors ICD.D	January 2022
2022 Glass Lewis/ISS guideline review (Full Board attendance)	Laurel Hill Advisory Group	February 2, 2022
Current Global Geopolitical Outlook (webinar)	Eurasia Group (Ian Bremmer, President)	March 10, 2022
DEI, Anti-racism and Anti-oppression	Ontario Caregivers Organization Education for Directors	March 20, 2022
The Chair of the Future	Podium Club, Deloitte	April 21, 2022
Risk Management	Institute of Corporate Directors ICD.D	May 2022
Women Get on Board Annual Day Summit Presentations/Discussions on ESG, Diversity, Climate Change, Cybersecurity and Activism	Toronto Board of Trade	May 18, 2022
ESG Board Training (Full Board attendance)	Stikeman Elliott LLP	September 23, 2022
Board Performance and Assessment

The Board has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, as well as the effectiveness of its committees, the Chairman, the committee chairs (the “Committee Chairs”) and individual directors. This process is under the supervision of the N&CGC and, for fiscal 2022, was comprised of the following steps:

1.  A questionnaire was prepared and sent to each director, consisting of questions and statements related to Board structure, processes and performance, and the directors were asked to rate each statement and provide written feedback.

2.  Following receipt of the completed questionnaires, the results were aggregated and shared with the N&CGC and the full Board for discussion.

3.  All Board members then participated in strategic planning education, in addition to their individual director education plans.

4.  One-on-one discussions were then held between the Board Chair and each director to discuss Board evolution over the planning horizon and to provide individualized performance feedback.

Board and Committee Meetings
Process and Planning

The Chairman, in collaboration with the corporate secretary (“Corporate Secretary”) and Committee Chairs, has the responsibility of establishing a schedule for the meetings of the Board and its Committees. During this process, Board and Committee working plans are established for the year, in collaboration with applicable executives. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If, during the course of the year, events or circumstances require Board or Committee action or consideration, additional meetings are called.

Communication regularly takes place between the Chairman and the Company’s executives and, through the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular Committees and Committee Chairs. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board or Committees having special supervisory responsibilities.

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In Camera Meetings	The independent directors meet at or after every regular Board and Committee meeting during in camera sessions, without the presence of management. The Company believes that these in camera sessions contribute to the Board’s independent oversight. During the financial year ended June 30, 2022, the directors met in camera following each of the regularly scheduled Board Meetings and following almost all other “special” meetings and ad-hoc board calls. They also met in camera following each of the committee meetings and, when appropriate or requested, following any informational update meetings which were not convened for the transaction of business.
Attendance

The Company expects directors to attend all Board and Committee meetings, as well as the annual general meeting of the shareholders. Disclosure regarding the total number of meetings held and the attendance record for each director for fiscal 2022 is set out within the director biographies in this Information Circular.

During the financial year ended June 30, 2022, the Company’s directors maintained a nearly perfect attendance record at Board meetings and Committee meetings as applicable to each director. In cases where a director was absent for a meeting at which action was taken by the Board, the Chairman consulted with that director in advance to ensure alignment with any matters put forth.

The N&CGC reviews the attendance record of each director as part of the nomination process. The Board will require a director to tender his or her resignation if such director does not meet a minimum attendance requirement (75% of meetings in any given year), subject to a review of extenuating circumstances for such director.

Nomination and Succession Planning
Nomination of Directors

The Board encourages an objective nominating process for new directors by open discussion at Board meetings and review of candidates by the N&CGC. The N&CGC consists solely of independent directors pursuant to NP 58-201 and is responsible for proposing new nominees to the Board. See “Other Board Committees”.

The N&CGC considers the following factors when assessing potential candidates:

•   the Board’s overall mix of skills and experience;

•   how actively the candidates participate in meetings and develop an understanding of the business;

•   each candidate’s character, integrity, judgment, and record of achievement; and

•   diversity (including gender, cultural background, age, geographic representation, and other personal characteristics).

Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting, unless otherwise appointed or elected to fill an occasional vacancy.

Succession Planning for Board and Senior Executives

The HRCC, in conjunction with the Company’s human resources team (“HR Team”), identifies the skills and experience required for the most senior executive roles within the Company, and the potential candidates with the desired capabilities best suited for advancement into these roles. The identified successors work with the HR Team to establish development plans to address their gaps and career goals in the context of the succession planning process. Annual reports are provided to the Board on the progress and development of these prospective successors.

The N&CGC Chair discusses succession planning annually with each director, including his or her intentions with respect to continuing to serve as a director for the ensuing year. Based on these conversations, and other considerations, the N&CGC leads its efforts to identity and recruit potential candidates to the Board and includes consideration of both qualified male and female candidates when recruiting for new directors.

Limitations on Period of Service and Other Mechanisms of Board Renewal	The Board does not limit the time a director can serve. Imposing a term limit means it may lose the contributions of longer serving directors who have developed a deep knowledge and understanding of the Company and its business over time. The Company considers the benefits of regular renewal, has, and expects to continue to execute against that objective, within the context of the needs of the Board at the time. The Board will continue to monitor the potential need to introduce a term limit and mandatory retirement policy.
Committees of the Board
Audit Committee

As at the year ended June 30, 2022, the members of the Audit Committee were Shan Atkins (Chair), Ron Funk, Lance Friedmann and Chitwant Kohli. All members of the Audit Committee are independent. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information, which is to be provided to the shareholders and the public, the systems of corporate controls, which management and the Board have established, and overseeing the audit and risk process. It has general responsibility to oversee internal controls, accounting and auditing activities, and legal compliance of the Company. The Audit Committee is also mandated to review related party transactions, and review, assess and approve any material related party transactions in accordance with the Company’s Related Party Transactions Policy, which is discussed later in this section. All members of the Audit Committee are financially literate as defined in NI 52-110. Further, each member of the Audit Committee has:

•   an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•   experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities; and

•  an understanding of internal controls and procedures for financial reporting.

The Company has determined that Shan Atkins and Chitwant Kohli both qualify as an “audit committee financial expert” under the rules of the SEC and both are considered “financially sophisticated” pursuant to Nasdaq listing standards. Please refer to the 2022 AIF filed under the Company’s SEDAR profile at www.sedar.com for further information concerning the relevant education and experience of each member of the Audit Committee as well as the Audit Committee’s charter, which is available on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

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Nominating and Corporate Governance Committee	As at the year ended June 30, 2022, the members of the Company’s N&CGC were Norma Beauchamp (Chair), Ron Funk, Chitwant Kohli and Adam Szweras. All members of the N&CGC are independent. The Board has adopted a Charter of the N&CGC, a copy of which is available on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/. The N&CGC is responsible for screening nominees to the Board, and it annually assesses the skills and qualifications of directors and nominees to ensure the Board members have the skills and qualifications appropriate to the current needs of the Company. In addition, the N&CGC annually reviews the Board skills matrix, Committee charters and Board policies, oversees Board effectiveness processes and director onboarding and education, and is responsible for overseeing and monitoring the Company’s approach, policies and practices related to ESG matters.
HR and Compensation Committee

As at the year ended June 30, 2022, the members of the HRCC were Theresa Firestone (Chair), Adam Szweras, Norma Beauchamp and Shan Atkins. All members of the HRCC are independent. The responsibilities of the HRCC include reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives, reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements, and reporting regularly to the Board on the activities of the Committee. The Board has adopted a Charter of the HRCC, a copy of which is available on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

The HRCC conducts reviews regarding the directors’ and the CEO’s compensation once a year. To make its recommendation on the directors’ and the CEO’s compensation, this committee considers the types of compensation and the amounts paid to directors and chief executive officers of comparable publicly traded companies.

Science and Innovation Committee	As at the year ended June 30, 2022, the members of the Science and Innovation Committee (“S&I Committee”) were Lance Friedmann (Chair), Michael Singer and Theresa Firestone. A majority of the members of the S&I Committee are independent. Michael Singer is not considered independent due to his former role as Interim Chief Executive Officer and Executive Chairman of the Company. The Board has adopted a Charter of the S&I Committee, a copy of which is available on the Company’s website. The S&I Committee currently reviews and discusses with management the Company’s science and innovation strategies, including the full portfolio of initiatives and investments in plant science, human science, analytical science, and product design & formulation and, when appropriate, makes recommendations to the Board. The Board expects to disband the S&I Committee in fiscal 2023 due to the positive evolution of the Company’s genetics licensing business unit - Occo.

Environmental, Social and Governance (ESG) at Aurora
Oversight
Policy

The Board recently approved an initial ESG Policy to hold the business accountable to learning as it embarks on its ESG journey. The ESG Policy can be found on the Company’s website at:

https://investor.auroramj.com/about-aurora/corporate-governance/.

Board Oversight	The Board, through the N&CGC, is responsible for overseeing and monitoring the Company’s approach, policies and practices related to ESG matters, including making recommendations to the Board and ensuring the Company’s continuing commitment to ESG. At each quarterly meeting of the N&CGC, management provides an update on current and future initiatives, and time is provided for discussion. The N&CGC reports to the Board on all matters presented at each meeting. In addition, the N&CGC, supported by management, is responsible for coordinating Board education on ESG from time to time.
ESG Management Committee

Reporting to the N&CGC, the Company has established an ESG management group (the “ESG Committee”) comprising members of management, and representative from each key business area. The ESG Committee is mandated to:

•   meet at least quarterly;

•  engage with external ESG professionals for support and guidance, and share expert knowledge, as needed.

•  Where required, support internal efforts to identify the key ESG risks and opportunities across each essential business area, and track progress of same;

•  report on progress to the N&CGC at least quarterly, and coordinate ESG-related Board education initiatives for the N&CGC as requested;

•  annually report to the Board on the specific goals and/or targets, as applicable, that the Company intends to pursue to further enable ESG principles and best practice, for presentation to the Board at or prior to each fiscal year end commencing in fiscal 2023; and

•  where requested, assist with ESG-related disclosures including in press releases, on our website, in investor presentations and/or the annual proxy circular.

Throughout fiscal 2022 and in preparation for the establishment of the ESG Committee, a core team committed to the ESG initiative has continued to attend webinars and other information sessions as part of ongoing learning and development.

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Environmental STEWARDSHIP
Objective	We recognize the environmental impact of cannabis production and seek to, over time, improve our operational impact on the environment. While there is much work to do as an organization and as an industry as a whole, there are efforts underway that we feel are moving us in the right direction. We continue to seek sustainable processes for our operations so that we impact the environment minimally.
Resource Recovery Alliance in Canada	We are a proud partner of Resource Recovery Alliance in Canada and, since 2019, have been active members in British Columbia, Ontario, and Manitoba. This alliance helps in promoting circular economy, a key component of which is Extended Producer Responsibility (EPR). By participating in this program, we are responsible for paying the recycling costs of our product packaging when picked up from our participating locations. EPR promotes waste reduction and an increased focus on reuse and recycling activities.
Energy Efficiency	The majority of electrical requirements for our Aurora River facility come from our own Cogeneration systems (“CoGen Project”). The CoGen Project went live in January 2021, and allows Aurora River to produce its own electricity, keeping it from drawing directly off the grid and thereby providing us with higher efficiency and less energy waste.
Recycling	Recycling has been a part of Aurora operations since day one. We have been recycling all of our cardboard, paper, and wood and these materials are almost daily used in our operations. Recently, we started a recycling program at certain locations to help increase our recycling rate and decrease the waste that ends up in landfill.
Waste Management	As part our operations, we produce residual liquid wastes. Our hazardous liquid waste is handled by waste management companies which have approval from the ministry for disposal. Wastewater from our operations is sent to the city for treatment through the sewage system.
Environmental Committee at Aurora River	Many of our employees are very passionate and eager to help the environment and are ready to act. Recently, our team at the Aurora River facility started an environmental committee to overlook daily processes and explore ways in which these processes can be more sustainable, including how we can utilize less energy. This committee will also overlook the recycling program to ensure individuals are recycling properly and will educate their colleagues on waste reduction and sustainability plans moving forward.
Remote Work	As described later in this section, in June this year, we adopted a global remote-first work program. While this is an employee-facing initiative intended to support work-life balance, it is also beneficial for the environment. By supporting our employees to work from home, we are eliminating commutes and thereby are hopeful to be contributing to reduced emissions, and encouraging a reduction of office supplies, including paper usage.
Social Responsibility
Diversity, Equity & Inclusion (DE&I)
Our Commitment to DE&I

As an organization, we are committed to building and sustaining a culture of diversity, equity and inclusion where employees can bring their true authentic selves to work. We recognize and value the contributions, varying experiences, beliefs and customs that each individual brings to our workplace. We are committed to being an inclusive organization and to providing equal opportunities throughout employment including recruitment and retention, training and development, and career development and promotion of employees, and to pro-actively tackling and eliminating any form of discrimination. Collectively, we promote a culture that empowers our employees and fosters values of respect, inclusion, and belonging across the Company.

We are committed to:

•  providing equal opportunity employment;

•  creating, managing and valuing diversity, which includes supporting our leaders, managers and employees to demonstrate the principles of diversity and inclusion in their everyday activities, roles and functions;

•  providing a safe work environment, which includes working within our cultural values and the practice of the Human Rights Act, and the Employment Equity Act by promoting a culture of respect and dignity and actively challenging discrimination of any form, should it ever arise;

•  fostering a culture of belonging where all employees are included, treated with dignity and respect, promoted on their merits, and placed in positions to contribute to our future success;

•  removing unnecessary barriers for our employees seeking opportunities through training and development, promotion and career development; and

•  having zero tolerance for any acts of unlawful or unfair discrimination (including any form of bullying or harassment) committed against an employee, contractor, job applicant or visitor based on any of the following prohibited grounds of discrimination as identified in the Human Rights Act: race, national or ethnic origin, colour, religion, age, sex, sexual orientation, gender identity or expression, marital status, family status, genetic characteristics, disability and conviction for an offence for which a pardon has been granted or in respect of which a record suspension has been ordered.

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Affinity Groups

A new DE&I initiative at Aurora is the implementation of employee affinity groups, which consist of individuals who share a common identity characteristic and primarily those who are from traditionally underrepresented or marginalized groups. These affinity groups are led by employees and are intended to promote inclusion and diversity and to benefit the overall employee experience. The intention is for these groups to allow for safe spaces for networking, resources for mentorship and training for professional development.

In fiscal 2022, the Company introduced a Women’s Affinity Group - known as the Women Empowerment Network (“WEN”). This global, employee-led initiative was introduced during the week of International Women’s Day and was backed by a full week of programming. Virtual events included drop-in sessions with the female members of the Board, female leaders in science, technology, engineering, and mathematics (STEM), female leaders in cannabis and women’s health and much more. WEN is currently run by a volunteer committee.

Board Diversity

During fiscal 2022, the Board adopted a Board and Executive Diversity Policy under which the Company commits to maintain at least one-third (33%) representation of women on the Board. In the event that a female director resigns, and the Board is not able to immediately replace this position with another qualified female candidate, the Company commits to re-achieving this target within one (1) year of such resignation. The Company will consider including targets for other diverse groups as we continue to develop our diversity and inclusion objectives. The Board and Executive Diversity Policy can be found on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

The N&CGC is responsible for recommending qualified candidates for Board nominations who possess the skills, competencies, business and financial experience, leadership and level of commitment required of a director to fulfill its responsibilities. In making recommendations for Board members, the N&CGC will also consider the impact such candidate’s appointment would have on the diversity of the Board.

The N&CGC periodically reviews its recruitment and selection processes to ensure that diversity remains a component of any director search and considers the level of representation of non-males and other diverse groups on the Board to ensure that every time a new director is sought, diverse candidates will be considered. An executive search firm may be retained by the N&CGC to help ensure this goal is achieved.

Nasdaq Board Diversity Matrix	Board Diversity Matrix as of September 20, 2022
	Country of Principal Executive Offices		Canada
	Foreign Private Issuer		Yes
	Disclosure Prohibited Under Home Country Law		No
	Total Number of Directors		9
	Part I: Gender Identity	Female	Male	Binary	Did Not Disclose
	Directors	3	6	0	0
	Part II: Demographic Background
	Underrepresented Individual in Home Country Jurisdiction		1
	LGBTQ+		0
	Did Not Disclose Demographic Background		0
Executive Management Diversity

We recognize the importance of having a diverse executive management team and believe that experience, perspective and relatability facilitate innovation and help to empower and enable teams. Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board and the HRCC. In recruiting, management is responsible for considering candidates for executive management appointments that possess the qualifications, competencies, experience, leadership skills and level of commitment required to fulfill executive functions. The importance of representation of diverse groups is also considered when filling these positions. The Company’s long-term goal is to promote from within, and therefore we believe it is important to have diversity at all levels of the organization, providing us with a strong pool of diversified candidates for future executive management positions.

Currently, the Company tracks the number and percentage of women in senior leadership roles and focuses on developing this talent pipeline. We believe that the most effective way to achieve our goal of increasing the representation of women in leadership roles is to identify high-potential women within the Company and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders.

As of the date of this Information Circular, two (2) out of nine (9) members (22%) of our executive management team are female. In addition, 7 out of 20 of our vice-presidents and senior vice-presidents within Canada (35%) are female, and globally, 7 out of 23 (30%) are female.

Corporate Citizenship
New Acre Project

In October 2021, the Company announced a New Acre Project sponsorship to support ALUS (originally an acronym for Alternative Land Use Services). The commitment is intended to fund environmental programs in the communities where Aurora facilities are located. The sponsorship creates shared value for Aurora's customers, consumers, and patients by taking action to address climate change, help communities solve local environmental challenges and protect biodiversity through the restoration of natural habitats. With support from Aurora, ALUS will steward 50 New Acre Project acres, helping to restore wetlands and grasslands, create pollinator and wildlife habitats, reforest, and establish other ecologically beneficial projects.

ALUS is a charitable organization that sustains agriculture and biodiversity for the benefit of communities and future generations. ALUS provides direct financial and technical support to a network of more than a thousand farmers and ranchers who deliver ecosystem services in more than 30 communities across Canada, such as cleaner air, cleaner water, carbon sequestration, erosion control, flood mitigation, pollinator support and wildlife habitat. ALUS' New Acre Project helps corporations exceed sustainability objectives by supporting farmers and ranchers to build nature on their land. Learn more at newacre.org and ALUS.ca.

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Sponsorship of Cannabis Amnesty	In November 2021, the Company announced a renewed sponsorship of Cannabis Amnesty in support of their advocacy work, calling for blanket pardons to all individuals for the offence of simple possession of cannabis. The sponsorship helps to support Cannabis Amnesty's campaign to right these historical wrongs - especially the impact on racialized communities. Over half a million Canadians still have criminal records for simply possessing cannabis; creating barriers to meaningful work, volunteering, and travel. The Company’s contribution enables Cannabis Amnesty to enhance their operations, facilitating their ability to directly engage with and support communities harmed by cannabis prohibition. This includes calling for pardons and cannabis record expungement with a focus on the disproportionate criminal records still held by racialized communities in Canada and working in the community to provide pardon resources directly to individuals.
Government Relations
Our Team	The Company has a dedicated team of employees who have been at the centre of organizational efforts supporting various social, environmental and governance initiatives.
Support for Cannabis Amnesty	Our government relations team (“Government Relations”) supported Cannabis Amnesty through the build-out and execution of a lobby strategy that would see significant changes for those with a criminal record for offences related to possession of small-amounts of drugs. A bill proposing the automatic sequestration of such records was passed on June 15, 2022 and is expected to become law pending senate approval by next year.
Environmental Initiatives	Over the past year, Government Relations has worked with the facility managers at our Aurora River and Aurora Ridge facilities to ensure compliance of the Company’s CoGen Project with provincial government environmental officials. Since the project’s implementation in 2021, Government Relations has worked with the Ontario government to ensure that our initiative is in compliance with regulations and expectations.
Cannabis Council of Canada	Aurora is one of the most significant supporters of the Cannabis Council of Canada (“C3”) and has contributed to its overall strategic planning and lobbying efforts. In the interest of transparency and collective sector improvement, the Company has shared contacts and messaging approaches to advance key priorities of C3, all while respecting lobbying regulations.
Health, Wellbeing and Engagement of our Employees
Our Continued Response to the COVID-19 Pandemic

At the beginning of the pandemic, we assembled a cross-functional COVID-19 response team to guide our organization. We also implemented business continuity plans that established both new and temporary protocols to ensure the continued health and safety of our employees. During fiscal 2022:

►The Company continued to successfully manage the ongoing COVID-19 pandemic, with a primary focus on safely maintaining operations and our commitment to service patients and consumers and provide a healthy workplace for all Aurora employees.

►The Company’s policies and standard operating procedures to protect our manufacturing facilities were upheld throughout and experienced several updates to reflect changes in public health guidance, access to vaccines, testing programs and more.

►The Company rolled out a Canadian vaccination mandate to all Canadian employees and worked hard to ensure every employee had access to information delivered by medical professionals as it relates to vaccines, their application, efficacy and safety.

►All Canadian employees were provided special leave of 80 hours for use when managing a personal case of COVID-19, an affected family member or other personal COVID-related challenge. Time away was also provided to all Canadian employees to receive their first and second vaccination.

The Employee Experience

To provide employees with a consistent, rewarding and engaging experience, the Company introduced several new employee-facing initiatives in fiscal 2022, each designed to present Aurora as an employer of choice.

►The Company launched “Meeting Free Friday Afternoons”, allowing each employee in a corporate role globally to block the afternoon from noon onwards in their local time zone, to be used for focus work, ideation and collaboration.

►The Company also introduced Remote First Work, a global program that prioritizes enabling employees in corporate roles to work remotely from where they live and use technology as much as possible to collaborate and achieve business results.

►The entire global organization received continuous communication throughout the year - leveraging Aurora’s internal intranet, “The Dose” as well as employee-led communication through a social sharing series known as “It’s Grow Time” and many global town halls and open forums.

►The Company celebrated and acknowledged many milestones throughout the year that resonate with employees and connect the Company to the organization’s core purpose as a leading global company. This includes recognition for 4/20, the National Day for Truth and Reconciliation, Pride Month, national holidays and much more.

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Engagement Survey	In August 2021, we completed our second-ever employee engagement survey to help us better understand employee sentiment and the evolving needs of our team members. For this purpose, we retained an external consultant with an employee feedback tool. We had a high response rate from employees who shared their feedback, ideas, and recommendations. We are committed to continuing to address areas for improvement in fiscal 2023 in order to ensure we are an employer of choice to attract and retain skilled employees.
Stakeholder Engagement and Communication
External Communications	Through fiscal 2022 and beyond, the Company has continued to engage across external communication channels, including the company’s Linked In and Twitter channels. Media engagement continued throughout the year with key media outlets worldwide. Through our external communication efforts, we advanced Aurora’s thoughtful leadership on regulatory reform, taxation, access to medical cannabis, outlook of global market development and much more.
Shareholder Engagement

We believe in the importance of having regular and constructive communication with shareholders to create an open, candid, and productive dialogue. We communicate with our shareholders through various channels, including our news releases, website and social media feeds, presentations at investor and industry conferences, quarterly earnings calls, and through the updates and information relayed within our annual report, management proxy circular, annual information form and quarterly reports. We also consider the annual “say-on-pay” vote in relation to our executive compensation practices as an important way to reach out to get feedback from our shareholders.

We encourage shareholders to contact the Board directly with any questions or concerns. Letters or emails should be marked confidential and addressed to the Chairman as follows:

Attn: Chairman of the Board
Aurora Cannabis Inc.
500 - 10355 Jasper Avenue
Edmonton, AB T5J 1Y6

Email: chairman@auroramj.com

You can communicate with the Chairman anonymously, but we encourage you to identify yourself so he can acknowledge your communication. You can also send an email to: ir@auroramj.com and our investor relations team will direct your communication to the appropriate contact.

Governance and Ethics
Ethical Business Conduct
Ethics and Compliance Program

Our compliance responsibilities are broad, far-reaching and complex, spanning our subsidiaries, global operations and regions. Our executive officers and management are responsible for managing and overseeing the organization’s compliance with applicable laws and regulations. As such, we have established an ethics and compliance program (the “Program”) to promote our culture of ethical and lawful conduct and to provide senior-level management, accountability and oversight to prevent, detect and correct non-compliance or unethical conduct. The Program includes:

•  regular day-to-day managing of compliance and supporting policies, processes and controls;

•  reporting on compliance initiatives and effectiveness to the Ethics and Compliance Committee (the “Ethics Committee”);

•  regular oversight of compliance initiatives and related decision-making by the Ethics Committee;

•  mechanisms to prevent, detect and correct violations, including corrective actions and discipline;

•  ongoing education, training and acknowledgement of ethics and compliance responsibilities for all employees; and

•  risk-based monitoring and assurance of compliance obligations to support strong governance, risk management and internal control.

The EVP, General Counsel and Corporate Secretary has overall responsibility for the Program, including acting as the Chair for the Ethics Committee. The Ethics Committee has day-to-day oversight responsibility for the Program. These responsibilities include, but are not limited to:

•  meeting quarterly to perform or delegate the performance of tasks required by the Program;

•  ensuring the adoption of appropriate policies or procedures necessary to implement the Program and Code (as defined below); and

•  directing the creation of and approving training programs for the Code and Program.

The Board, through the Audit Committee, receives periodic reporting from management and provides oversight to the Program and its implementation. At least annually, the Board reviews the Program to best align it with the organization’s needs.

Code of Business Conduct and Ethics

The centerpiece of the Program is our Code of Business Conduct and Ethics (the “Code”), which applies to all directors, officers and employees. A copy of the Code can be found on our website at: https://investor.auroramj.com/about-aurora/corporate-governance/. The Code provides principles of conduct that Aurora follows to ensure its business is conducted with integrity and in compliance with the law.

The Board and management monitor compliance with the Code in various ways, which are described below. The Company has not filed any material change report that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

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Foundational Policies

In addition to the Code, the additional policies listed below provide organizational guidance on the conduct and ethics expectations for all directors, officers and employees in specific areas, and are reviewed regularly.

• Anti-Bribery and Corruption Policy

• Anti-Money Laundering Policy

• Aurora’s Shared Values and Performance Management System

• Commitment to Health, Safety and the Environment Policy

• Disclosure, Confidentiality and Insider Trading Policy

• Discrimination and Harassment Policy

• Quality Policy

• Progressive Discipline Policy

• Whistleblower Policy

Whistleblower Policy	The Company’s Whistleblower Policy supports maintaining the highest possible ethical standards in our business practices, promotes a climate of openness and accountability and encourages employees to come forward in good faith to disclose genuine concerns and to detect, forestall the continuation of, and prevent any violations of the Company’s internal policies and procedures. Employees may raise any concerns about accounting matters, internal accounting controls, auditing matters, or related questionable practices. Employees have several avenues to report their concerns including through management, the EVP, General Counsel and Corporate Secretary, or through an independent third party. The third party provides a website and hotline that is accessible in all countries in which the Company operates 24 hours a day, seven days a week. If a report is submitted anonymously, the identity of the individual raising the concern through the hotline, or the website is not known to the Company. Concerns raised are submitted to the Chair of the Audit Committee and/or the EVP, General Counsel and Corporate Secretary (one of which will be the primary recipient, depending on the nature of the concern) to ensure independent review, investigation, and handling of the concern.
Conflicts of Interest	In the ordinary course of business, the Company may enter into transactions with entities that directors are related to or affiliated with. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and abstains from any discussion or vote on the transaction.
Related Party Transactions	The Audit Committee has oversight over related party transactions, which are reviewed quarterly. In addition, we recognize that certain transactions present a heightened risk of potential or actual conflicts of interest and may create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders. While the Board prefers to avoid these types of transactions, it was deemed prudent to adopt a Related Party Transactions Policy this year, in alignment with the Company’s continued governance improvements and in support of a conservative risk management framework. Under this policy, a “Related Party Transaction” includes any transaction, arrangement or relationship in which the Company or any of its subsidiaries is a party and in which a related party has a direct or indirect material interest and in which the aggregate amount involved will or may be expected to exceed 1% of the identified materiality threshold in any fiscal year. Please review the policy for information on the processes and procedures taken by management and the Board. A copy can be found on our website at https://investor.auroramj.com/about-aurora/corporate-governance/.
Training	The Company has prepared training modules for employees, officers and directors in respect of compliance with certain of the Company’s policies and procedures. In addition, the Company has a corporate manual which is provided to employees at the commencement of employment. Each employee reviews and provides written acknowledgement of adherence to the policies contained within the manual which includes policies on code of conduct, confidentiality, conflict of interest and non-disclosure.
Risk Governance
General	As a company we are exposed to risks in the normal course of business. The acceptance of certain risks is both necessary and beneficial in order to achieve the performance targets set for the Company and our strategic goals. A key responsibility of senior management is to identify, assess and manage the Company’s exposure to risk. The Board is charged with overseeing management’s performance of these functions and taking reasonable steps to ensure that management has an effective risk management structure, systems and processes in place to monitor and manage material risks. For a detailed overview of the risks applicable to Aurora’s business, please see the section entitled “Risk Factors” in our 2022 AIF available under our profile at www.sedar.com.
Compliance Risk and Assurance

Aurora’s Compliance, Risk and Assurance (“CRA”) function has a mandate to provide senior management and the Audit Committee with value-added, independent, and objective assurance, advice and ongoing assessments regarding systems and practices of risk management, internal control and corporate governance that aide Aurora in meeting its strategic objectives. CRA undertakes systematic and disciplined evaluations and works with management and the Audit Committee to enact a system of governance that:

•  enables the effectiveness and efficiency of the Company’s operations, including the achievement of operational and financial goals, and the safeguarding of assets against loss;

•  supports the creation, management and protection of information that is reliable, timely and transparent to support internal and external financial and non-financial reporting in a manner that meets regulatory requirements, professional standard, and internal policies;

•  adheres to laws and regulations; and

•  implements adequate internal controls and procedures to support the above objectives and ensures that those controls are both monitored and functioning as intended.

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Management of Compensation Risk	Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Please refer to the Compensation Discussion & Analysis for information regarding the governance practices, policies and inherent design elements of our compensation program that help manage and mitigate risk in executive compensation.
Cybersecurity Risk

Aurora takes cybersecurity risk very seriously. Cybersecurity incidents are increasing in both number and severity across the world. This trend is expected to continue, making the protection of sensitive company and patient data when it is stored, transmitted, and processed through our systems of the utmost importance.

We implemented an information security program based on the National Institute of Standard and Technology (“NIST”) Cyber Security Framework (“CSF”). The framework requires the application of principles, risk management best practices, and improving security and resilience of critical infrastructure. To meet NIST-CSF Requirements, we used the Center for Internet Security (“CIS”) Critical Security Controls as our implementation guideline. We have implemented 65% of the controls and are in the process of implementing the remainder. All controls are reviewed annually, quarterly, and monthly as required.

We have a Cyber Security Incident Response Plan, and we perform an annual simulation to ensure we can respond to threats as quickly as possible. We have a monitoring and alerting service through a third-party watching our systems to ensure we are protected which operates 24 hours a day, 7 days a week, 365 days per year.

We use our cybersecurity training platform to issue campaigns that include regular awareness training that all staff are required to complete and monthly email phishing campaigns in an effort to continually educate our staff on the common trends in cybersecurity. All our compliance, training, and protection statistics are reported on every quarter to reflect our industry posture.

Protection of Intellectual Property	Protecting our intellectual property and defending against claims of intellectual property rights by third parties is also a key priority in risk governance. The Company has a dedicated in-house legal team who work closely with external counsel when required to manage the protection of our trade names and trademarks and other intellectual property, and to litigate disputes with third parties when necessary.
Key Governance Documents

We have adopted various mandates, policies and practices to support our governance framework. The following documents, among others, are key components of our corporate governance and can be found on our website at https://investor.auroramj.com/about-aurora/corporate-governance/.

• Articles

• Board Mandate

• Charter of the Audit Committee

• Charter of the Human Resources and Compensation Committee

• Charter of the Nominating and Corporate Governance Committee

• Charter of the Science and Innovation Committee

• Code of Business Conduct and Ethics

• Whistleblower Policy

• Related Party Transactions Policy

• Advance Notice Policy

• Majority Voting Policy

COMPENSATION DISCUSSION AND ANALYSIS

a MESSAGE FROM THE HR & COmpensation committee

Dear Shareholder:

On behalf of Aurora’s Human Resources & Compensation Committee, we would like to take this opportunity to share with you our approach for determining executive compensation at Aurora and, specifically, the performance assessment framework employed by the HRCC in determining executive pay in fiscal 2022.

During fiscal 2022, we continued to meaningfully transform the business, recognizing the ongoing need for elevating our leadership and strategy and renewing Aurora’s focus, all amidst a volatile industry and the ongoing COVID-19 pandemic.

Continued Business Transformation and Path Forward

As Miguel Martin, our CEO, completed the second year in his role, he continues to show why he is the right leader for the job. With his commitment to driving excellence, his clear vision for the future of Aurora, and an ability to make difficult decisions to move the Company forward, Mr. Martin has continued to lead the organization with commitment and integrity. Despite the unique challenges presented by the Canadian cannabis industry, his vision has been clear from the start: we must focus on our patients and customers who rely on us, while moving to profitability as an organization, with the first step being our stated commitment to achieving positive adjusted EBITDA.

As part of the journey to profitability, we had to make difficult but necessary decisions to reset our operational and SG&A footprint. Restructuring is never easy, and impacting employees is the last thing that we want to do, however the structures that were in place represented the past version of the Canadian cannabis company experience, and it was clear that a reset was needed. In fiscal 2022 we closed our Polaris, Sky, Valley, and Alpha Lake facilities. We also partnered with an external consulting firm to reset our SG&A structure both from a payroll and non-payroll perspective. Streamlining our corporate functions and resetting the cost structure to meet our current business needs were necessary for our long-term sustainability. As part of our corporate structure reset, we moved from a market-based structure to a global organizational model which recognizes that international expansion is a key element of our go-forward strategy. Our new model enables greater agility and efficiency for us to capitalize on new international markets as these opportunities become available.

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Since 2020, we have worked to right-size our operational footprint and our employee population. While many other organizations are beginning their restructuring journeys now, Aurora has been ahead of the pack, moving towards profitability and future shareholder value creation.

As we continue to right-size and transform the business, we have also driven significant successes, including:

•  Medical Leadership: Aurora today is the #1 Canadian LP in global medical cannabis sales, having delivered continued strong performance in domestic and international medical markets. In Canada’s medical market, we have #1 market share position by revenue and expect this to translate into further global success. We believe global leadership in medical cannabis will translate to consumer market leadership in the long run as we focus on being a science first, highly compliant and responsible medical cannabis operator. These competencies are expected to drive credibility and confidence with global cannabis regulators as new regulatory regimes emerge.

•  Financial Leadership in a Rapidly Maturing Industry: Aurora has one of the strongest balance sheets in the Canadian Cannabis industry with approximately $370 million of cash on hand as of September 20, 2022, and access to securities registered for sale under a base shelf prospectus filed on March 30, 2021, currently covering approximately US$713.7 million of issuable securities, including US$186.2 million remaining securities for sale under the existing at-the-market (ATM) program. Cash flow continues to improve with $22.5 million used in operations, including working capital and restructuring and severance payments of $6.8 million Q4 2022, and minimal levels of capital expenditures. The ongoing cost transformation program is expected to continue to improve operating cash use over the next several quarters.

•  Science and Innovation: We believe that our scientific leadership and ongoing investment in cannabis breeding and genetics provides Aurora with a strong competitive advantage in premium margin consumer and medical categories driven by what we believe to be our industry leading genetics and breeding program located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley. In November 2021, we further strengthened our leadership with the launch our new genetics licensing business unit - Occo, which is expected to drive revenues by injecting rotation and variety into our product pipeline and has delivered nine new proprietary cultivars to our product pipeline since June 2021. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles - critical attributes to delight consumers and deliver the effects patients are seeking. Since its first harvest in spring 2022, Sourdough has consistently delivered >28% THC (average of 28.8%) in our San Rafael brand and Gasberry Pie, available in flower, pre-roll and vape formats under our Daily Special brand, is also a consistently super-high THC cultivar delivering as high as 31% (average of 28.7%) at scale.

In addition, high quality and high potency cultivars that also deliver meaningful improvements in yield are setting Aurora up for long-term success with lower per gram cultivation costs. Farm Gas delivers nearly double the yield of our traditional staple cultivars and does so at an average of 26.5% THC. Aurora’s “next-generation” cultivars, developed in-house and produced across our network of sites, allow us to produce top quality flower at industry leading margins. We plan to launch an additional suite of four new cultivars this fall in our Medical and Consumer channels and have a pipeline to deliver new innovation throughout the next fiscal year.

• International Expansion: Fiscal 2022 included many key milestones for global cannabis markets generally, but particularly for Aurora’s international business. We began production of high-quality medical cannabis flower in our German facility where we are one of only three companies with a domestic production license; we completed our fourth shipment to France where we are the exclusive supplier of dry flower for the French medical cannabis pilot program; we had our single largest quarterly revenue into Australia in Q4 FY22 and we are optimistic for the Australian medical cannabis market opportunity in the coming year; and we announced our partnership with the Growery and our expected entry into the Dutch consumer cannabis market. We have been developing relationships in global markets for several years now, and these investments are beginning to bear significant fruit. We remain excited by the prospects for revenue growth globally and continue to allocate significant resources to these growing regions.

•  Employees: As we continue to navigate through the COVID-19 global pandemic, we’ve continued to invest in, and listen to the needs and supports required by our global employee base. We continued to successfully manage the ongoing COVID-19 pandemic, with a primary focus on safely maintaining operations and our commitment to service patients and consumers and provide a healthy workplace for all Aurora employees. We announced our ‘remote-first’ working policy for all Canadian non-facility-based staff, giving our employees the flexibility to work from any location in Canada, also enabling us to significantly reduce our Corporate real estate footprint and related expenses. We have remained focused on attracting and retaining the highest quality talent, with several new top talent added to our executive team in FY2022. Additionally, we completed the acquisition of Thrive Cannabis, and with that welcomed aboard new talent with deep cannabis expertise. We are excited about the appointment of Geoff Hoover, Thrive’s ex-CEO, to the position of Senior Vice President, Consumer who now leads our Canadian consumer cannabis business unit.

We believe that due to these efforts and renewed vision, we are a stronger company today than we have ever been.

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2022 Compensation Decisions

In determining compensation for fiscal 2022, we considered several factors including:

•       performance against established corporate objectives;

•       divisional performance results;

•       individual performance and demonstrated enterprise leadership; and

•       benchmarking against peer group.

Our target compensation programs fall in the 50th percentile range of our peer group, and we ensure that we are making responsible and reasonable decisions for executives and the Company as a whole. We believe that our Named Executive Officers (NEOs) and senior leaders should have the majority of their compensation mix at-risk, in line with shareholders, and our programs are structured as such. We encourage you to note the difference between potential earnings and actual earnings. For example, while targets represent potential compensation, NEO short-term incentives (STI) actual payout for fiscal 2022 was well below target with no additional discretionary payouts provided. We believe this context matters.

By extension, when reviewing the summary compensation table within the Statement of Executive Compensation, we note that Mr. Martin’s total compensation includes the 2nd tranche of a retention amount made under a legacy agreement with Mr. Martin on closing of the acquisition of Reliva in May 2020, prior to him stepping into the Aurora CEO role. This commitment was made almost two and half years ago as part of the acquisition, and before our search for a new CEO began. The amount under the commitment is allocated and awarded annually over three years, with the 3rd and final tranche to be made in May 2023.

As we review the year in compensation, we note that we have made significant strides in ensuring our compensation decisions are reasonable and aligned with the risk profile appropriate for senior leadership. We believe you will see this in the CD&A.

Future Executive Compensation Changes

Given the say-on-pay feedback last year, we recognized the need to further evolve executive compensation practices to those more in line with market best practice. While compensation programs need to attract and retain the critical talent that we need to move our business forward, they should reflect performance as a primary driver of pay, as well as align to shareholder goals and values. To that end, effective fiscal 2024, the Board, in consultation with our external compensation consultant Meridian, has approved a new executive compensation program that moves Company performance to the forefront of driving compensation outcomes.

The key changes to the program include:

•       50% of the long-term incentive (LTI) award mix will be performance based for executives which is up from 40%.

•       80% of the CEO compensation will be variable and “at-risk” (STI & LTI).

•       75% of the EVP and CFO compensation will be variable and “at-risk” (STI & LTI).

•       The target mix will be better aligned to market (Executives: 25% base salary, 25% STI and 50% LTIs).

•       The CEO mix will remain at 20% base salary, 20% STI and 60% LTI.

•       The total target cash will be at the 50th percentile range of our peer group.

As we launch the compensation program changes, the Board has further decided that for fiscal 2023, there will be no salary increases for the executives, with the exception of a market adjustment to one NEO who is below market range. To be clear, CEO, CFO, and the majority of EVP base salaries will remain unchanged this fiscal year.

We will continue to seek feedback on our executive pay programs. Based on this feedback, we will continue to take action to improve our overall governance and compensation alignment.

We are confident that the compensation outcomes disclosed in this circular align our management team with Aurora’s strategic direction and support long-term value creation for our shareholders, and better align Aurora with market best practices. We encourage you to read our CD&A and vote in favour of our say-on-pay proposal.

We thank you for your continued support.

Theresa Firestone                                       Ron Funk
Chair of the HRCC                                            Chairman of the Board

About this CD&A

The following is a discussion of Aurora’s executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to Aurora’s named executive officers (NEOs) for their fiscal 2022 performance.

Named Executive Officers (NEOs) for the financial year ended June 30, 2022

► Miguel Martin, CEO;

► Glen Ibbott, Chief Financial Officer (“CFO”);

► Alex Miller, EVP, Operations and Supply Chain;

► Lori Schick, EVP, Human Resources;

► Andre Jerome, EVP, Global Business Development; and

► Jillian Swainson, former Chief Legal Officer

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Compensation Philosophy and Goals

The executive compensation programs of Aurora are intended to drive shareholder value creation, emphasize pay-for-performance, and provide a framework to effectively attract and retain talent. The following principles guide this objective:

•	compensation must incorporate an appropriate balance of short- and long-term rewards; and
•	compensation programs must align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

Compensation Design

Aurora’s executive compensation program is designed to be market-competitive and attractive to current and potential future executives, while being fair and reasonable to shareholders. It is based on a pay-for-performance philosophy to achieve the following overall goals:

•	support the Company’s business strategy and annual operating plans;
•	encourage the attraction, motivation, and retention of key employees needed to drive the business strategy and operating plans; and
•	reward these employees for financial and operating performance, and leadership excellence.

Over the past few years, much has changed in the design of these programs as the Company has grown and matured. Compensation programs have moved to be reflective of more mature organizations versus early start-up stage. In addition, through robust goal setting at all levels of the organization - corporate, divisional, personal - we actively connect pay to performance achievement in a more robust manner.

We continue to move our programs forward, and as discussed earlier within the “Say-on Pay” section, the Board approved a new executive compensation program to be effective at the start of fiscal 2024. The new program reflects our continued focus on pay for performance, aligning executive compensation to serve in the best interest of shareholders, and ensuring it is driving the right behaviours and avoiding imprudent risk-taking. Key program changes have been summarized in the message to shareholders above.

Management of Compensation Risk in 2022

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of Aurora’s compensation program that help manage and mitigate risk in executive compensation.

What we do:
✓	Independent Compensation Committee: All members of the HRCC are independent.
✓	Pay-for-Performance: Our pay-for-performance philosophy is embedded in the compensation design, including a significant portion of pay at-risk, linked to Aurora’s performance and shareholder expectations.
✓	Annual Review of Peer Group: We annually review the continuing applicability of the compensation peer group for NEOs and recommend changes to the composition of the peer group, if warranted, to ensure its continuing relevance and comparability to the Company.
✓	Relevant Performance Metrics: Our performance metrics in the short and long-term incentive plans, and the expected performance levels for each metric, are reviewed annually to ensure they reflect Company strategy and that their achievement should also result in increased value for shareholders. NEOs also have personal performance goals established, reviewed, and measured annually.
✓	Threshold Performance Expectations: Both our short and long-term incentive plans incorporate a market-competitive and shareholder-aligned level of minimum performance expectations before executives can recognize value from the incentive plans.
✓	Caps on Incentive Payouts: Our incentive awards are capped at 150% to avoid excessive payouts.
✓	Balance between Short-term and Long-term Incentives: We maintain a reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation.
✓	Share Ownership Requirements: We ensure executives have a meaningful equity stake in Aurora to align their interests with those of the Company’s shareholders.
✓	Employment Agreements: The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at the Company. Under the terms of each NEO’s employment agreement, each NEO is subject to certain non-competition clauses, non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.
✓	Clawback Policy: Our clawback policy allows the Company to recoup an executive’s incentive compensation if the underlying incentive achievement was improperly awarded due to a subsequently discovered intentional fraud or material financial misstatement. The policy also covers recoupment in cases where an executive has knowingly violated Company policies in a manner deemed detrimental to the success or reputation of the Company, at the Board’s discretion.
✓	Independent Advice: We use an external independent executive compensation consultant to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices, and governance principles.
What we do not do:
✗	Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our share ownership guidelines.
✗	Guarantee annual base salary increases or bonus payments.
✗	Offer excessive benefits and perquisites.
✗	Offer excessive severance - NEO severance obligations are capped at twenty-four months.
✗	Reprice Long-Term Incentives.

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THE HUMAN RESOURCES AND Compensation Committee

Role of the HRCC

Executive compensation is reviewed annually by the HRCC. The HRCC is responsible for establishing and maintaining a competitive compensation program and makes recommendations to the Board accordingly. The HRCC assists the Board in discharging its oversight responsibilities related to the compensation and retention of the Company’s executive officers.

The HRCC’s responsibilities include, but are not limited to:

•	approving employment agreements for the Company’s executive officers;
•	setting policies for executive officer remuneration;
•	reviewing, approving, and recommending to the Board the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions of the CEO;
•	considering the recommendations of the CEO and setting the terms and conditions of employment for other executive officers, including approving the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions; and
•	overseeing administration of the Company’s compensation plans.

Compensation Consultant

To perform these impartial, yet critical, assessments, the HRCC retains the services of independent third-party experts, including compensation experts, which report directly to the HRCC. Mercer was retained by the HRCC in 2018 and provided expert services until March 2022, when the Company engaged Meridian. Meridian advises the HRCC on trends in executive compensation within the competitive market in which we operate, as well as the appropriateness of peer group comparators, incentive plan design, total compensation benchmarking, and any other compensation matters that may be required to ensure fulfillment of the HRCC’s mandate. Fees paid to Mercer in fiscal 2022 for these services were $70,231 (2021 - $67,864). There were no fees paid to Meridian in fiscal 2022. (2021 - N/A).

Meridian compared the compensation of the Company’s NEOs against the peer group and survey data provided by Mercer to management and provided its findings in a 2022 Competitive Analysis of Executive Compensation Report. The report assessed the competitiveness of each NEO’s total direct compensation within the market-competitive range (median 50th percentile relative to comparable positions in peer organizations) and assists the HRCC in its recommendations to the Board. Meridian was also a key partner in the development of the new executive compensation program that will take effect in fiscal 2024. Final decisions regarding NEO compensation levels are the responsibility, and at the sole discretion, of the Board, upon the recommendation of the HRCC. These decisions may reflect factors and considerations other than the information and recommendations provided by Meridian.

Benchmarking Practices

Industry-Competitive Compensation Model

The HRCC has adopted a pay philosophy aligning the targeted total direct compensation of the NEOs at approximately the 50th percentile of the Company’s peer group. This method ultimately ensures the NEOs of the Company are paid a fair and industry-competitive salary that aligns with earnings of other executive officers holding comparable positions within similar publicly traded entities.

The HRCC must ensure the Company’s peer selections are fair, reasonable and unbiased. The Company’s hybrid nature (i.e., serving both medical cannabis patients and adult recreational consumers), as well as the newly established global industry in which it operates, poses some difficulty in finding high-growth companies of a similar size in any sectors that would offer a direct peer-to-peer comparison. In the past, rapid changes in the Company’s growth trajectory and limited competition specifically within the established industry meant the peer group selections had to be based, in part, on future growth expectations.

As the cannabis industry evolves, the HRCC’s peer group selection must also evolve but ultimately remain grounded upon the Company’s need to establish consistency year after year. In 2022, the HRCC evaluated companies that are:

•	publicly traded, of similar size and complexity (e.g., market capitalization, enterprise value, assets, and revenue); and/or
•	operate within the same or similar industry, including:
•	other cannabis companies of a comparable size;
•	specialized pharmaceutical companies in Canada; and
•	fast-moving consumer goods companies in the food and beverage industry.

For fiscal 2022, several of our peers were acquired and replaced with other companies of similar business models and more comparable revenues.

Removed	Added
Aphria Inc.	Andrew Peller Limited
Clearwater Seafoods Incorporated	Cresco Labs Inc.
GW Pharmaceuticals Plc	The Simply Good Foods Company
Trulieve Cannabis Corp.

Fiscal Year 2022 Benchmark Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(2)
Andrew Peller Limited	374	334
Canopy Growth Corporation	557	3,528
Corcept Therapeutics Incorporated	475	3,070
Cresco Labs Inc.	1,050	2,278

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Fiscal Year 2022 Benchmark Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(2)
Cronos Group Inc.	108	1,667
Curaleaf Holdings, Inc.	1,576	6,207
Green Thumb Industries Inc.	1,176	5,357
High Liner Foods Incorporated	1,159	437
Lassonde Industries Inc.	1,935	1,014
MGP Ingredients, Inc.	891	2,342
Pacira Biosciences, Inc.	725	4,030
Rogers Sugar Inc.	938	634
Sunopta Inc.	1,057	710
Supernus Pharmaceuticals, Inc.	751	2,091
The Simply Good Foods Company	1,429	4,947
Tilray, Inc.	782	3,736
Trulieve Cannabis Corp.	1,327	4,714
Median (P50)	938	2,342
Aurora Percent Rank	3%	25%

Notes:

1)	Most recently reported trailing 12-month revenue, in millions of Canadian dollars.
2)	Market capitalization value as of May 1, 2022, in millions of Canadian dollars.

For fiscal 2023, two peers with the largest revenue numbers were removed and replaced with other companies of more comparable revenues. The HRCC will continually assess the appropriateness of the benchmark peer group as the Company and sector continue to grow and mature.

Removed	Added
Lassonde Industries Inc.	TerrAscend Corp.
The Simply Good Food Company	Verrano Holdings Corp.

Fiscal Year 2023 Benchmark Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(2)
Andrew Peller Limited	374	334
Canopy Growth Corporation	557	3,528
Corcept Therapeutics Incorporated	475	3,070
Cresco Labs Inc.	1,050	2,278
Cronos Group Inc.	108	1,667
Curaleaf Holdings, Inc.	1.576	6,207
Green Thumb Industries Inc.	1,176	5,357
High Liner Foods Incorporated	1,159	437
MGP Ingredients, Inc.	891	2,342
Pacira Biosciences, Inc.	725	4,030
Rogers Sugar Inc.	938	634
Sunopta Inc.	1,057	710
Supernus Pharmaceuticals, Inc.	751	2,091
[NEW] TerrAscend Corp.	258	1,584
Tilray Brands Inc.	782	3,736
Trulieve Cannabis Corp.	1,327	4,714
[NEW] Verrano Holdings Corp.	934	4,141
Median (P50)	782	2,342
Aurora Percent Rank	11%	21%

Notes:

1)	Most recently reported trailing 12-month revenue, in millions of Canadian dollars.
2)	Market capitalization value as of May 1, 2022, in millions of Canadian dollars.

elements of compensation

The total NEO compensation package is comprised of three main elements:

►	annual base salary;
►	annual short-term incentives (STIs); and
►	long-term incentives (LTIs).

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2022 Executive Compensation Plan

The HRCC reviews target total direct compensation levels within each element of the compensation program to ensure market-competitiveness and continued alignment to shareholder interests.

Each of the three elements of the Company’s executive compensation program were designed with these goals in mind:

•	attract and retain top talent;
•	ensure market competitiveness; and
•	provide an appropriate mix of short-term and long-term incentives for the purpose of achieving the Company’s strategic and business objectives.

Element	Objective	Rationale	Details
Annual Base Salary	Provides executives with a market competitive, fixed rate of pay.	Provides a vehicle to attract and retain employees who can deliver on the Company’s overall goals, while maintaining an emphasis on rewarding personal performance.	Reflects an individuals’ level of responsibility and authority.
Annual Short-term Incentive (STIs)	Annual cash award that encourages executives to meet specified performance targets related to specific corporate, divisional, and individual objectives.	Provide a vehicle to reward actual performance against objectives that support the Company’s overall goals.	Each participant has a target annual bonus calculated as percentage of base salary. Payouts can range from 0% to 150%, determined based on the achievement of corporate, divisional, and individual performance.
Long-term Incentive (LTIs)	Aligns employee interests with share price growth and rewards according to the Company’s long-term performance.	Provide a vehicle to attract and retain key employees while aligning their incentives with those of the Company's shareholders by rewarding the achievement of the Company’s overall goal of creating value for its shareholders.

Comprised of:

• 40% stock options: annual vesting over three years, five-year term

• 30% RSUs: annual vesting over three years, settled in shares

• 30% PSUs: performance vesting based on relative total shareholder return (“TSR”) on the third anniversary of the grant date.

Pay Mix

For fiscal 2022, a significant portion of each NEO’s pay was “at-risk” and performance based.

Base Salary

Annual base salary is the primary element of compensation offered to all Company employees. NEO base salary is offered at a level designed to attract and retain individuals who possess the appropriate skills and experience and to remunerate them for achieving their roles and responsibilities.

The HRCC reviews NEOs’ base salaries annually as part of the total compensation package and any changes are reflected in the employment agreements. In making base salary recommendations to the Board, the HRCC considers the compensation philosophy, business strategy, external market, and internal equity. In addition, the HRCC considers each of the NEO’s skills and experience, their sustained performance, and the industry and geographic markets in which the Company operates (per the peer group assessment).

In fiscal 2022, the HRCC decided that base salaries for NEOs would be adjusted to reflect a moderate cost of living adjustment, which was not provided for in 2021. For Fiscal 2023, NEO base salaries will remain the same, with the exception of Alex Miller who will be receiving a modest market-adjustment of 5%.

NEO	Fiscal Base 2023 Salary ($)	Fiscal 2022 Base Salary ($)	Base Salary Change (%)
Miguel Martin	$726,016(1)	$726,016(1)	N/A
Glen Ibbott	$384,375	$384,375	N/A
Andre Jerome	$307,500	$307,500	N/A
Alex Miller	$340,000	$325,000	5%
Lori Schick	$315,000	$315,000	N/A

Note:

1)	Mr. Martin’s salary is paid in US dollars. These figures are in Canadian dollars and are based upon an average exchange rate of CAD$1.00 = USD$1.2657.

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Short-Term Incentives (STIs)

The annual short-term incentive plan (the “Management Bonus Plan”) focuses executives on achieving financial, operational, and strategic objectives.

This Management Bonus Plan is a cash bonus designed to reward executives for achieving pre-determined annual corporate, divisional, and individual performance objectives that are tied directly to Aurora’s strategy. Corporate performance is measured against financial and non-financial measures. The CEO and CFO are measured against corporate performance only and Executive Vice-Presidents’ STI includes an individual performance component specific to their role and responsibilities, in addition to corporate and divisional objectives.

Each participant in the Management Bonus Plan has a target bonus, set as a percentage of base salary, which is financially reflective of their position and level of responsibility and aligned with the external market of comparable roles within the peer group. The actual STI paid is based on the achievement of the corporate, divisional, and individual, depending on role. At the beginning of each financial year, the objectives, measures and related targets are approved by the HRCC and subsequently by the Board. The table below summarizes each NEOs Management Bonus Plan opportunity for fiscal 2022.

	CEO	CFO	EVP, Global Business Development	EVP, Operations and Supply Chain	EVP, Human Resources	Former CLO
Target STI (% of Base Salary)	100%	60%	50%	50%	50%	50%
STI Award Range (% of Base Salary)	0%-150%	0%-90%	0%-75%	0%-75%	0%-75%	0%-75%
Corporate Objective Weight	100%	100%	50%	50%	50%	75%
Divisional Objective	0%	0%	25%	25%	25%	25%
Individual Objective Weight	0%	0%	25%	25%	25%	0%

To measure progress against the objective, specific performance measures are defined, and annual targets are set. For fiscal 2022, the three levels of performance were established as follows:

Threshold	Target	Maximum
The minimum level of performance necessary to receive a payout (80% of Target). If threshold performance is not achieved, the NEO may not receive a payout.	The expected level of performance (100% of Target).	The performance beyond Target or the largest payout opportunity available (150% of Target).

Short-term incentives are paid to individuals upon the completion of the financial year where targets for the minimum threshold have been met or surpassed. Short-term incentive payouts are calculated based on the achievement (or percentage achievement) of performance. The payout multiplier will range from a minimum of 50% (Threshold) to expected of 100% (Target) up to a maximum of 150% (Maximum).

The payout formula is based on an additive plan, that is, each performance measure of the Management Bonus Plan contributes to the participant’s award separately and are then added together. This structure gives high-achieving employees recognition for their performance, even if the Company may not achieve certain corporate measures during the year. In any financial year, if the corporate measures are below the threshold level, the eligible target bonus amount available will be at the sole discretion of the Board. Each of the NEOs fiscal 2022 Management Bonus Plan rewards were calculated based on the following formula:

NEO	Position	FY 2022 Salary	x	Target STI (% of salary)	x	Corporate Performance	+	Divisional Performance	+	Individual Performance	=	Actual STI(2)
Miguel Martin	CEO	$726,016(1)	x	100%	x	40%	+	N/A	+	N/A	=	$285,664
Glen Ibbott	CFO	$384,375	x	60%	x	40%	+	N/A	+	N/A	=	$91,620
Andre Jerome	EVP, Global Business Development	$307,500	x	50%	x	40%	+	110%	+	100%	=	$110,707
Alex Miller	EVP, Operations and Supply Chain	$325,000	x	50%	x	40%	+	100%	+	110%	=	$117,813
Lori Schick	EVP, Human Resources	$315,000	x	50%	x	40%	+	100%	+	110%	=	$114,187

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Notes:

1)	Mr. Martin’s salary is paid in US dollars. This figure is in Canadian dollars and is based upon an average exchange rate of CAD$1.00 = USD$ 1.2657.
2)	Actual STI awards are prorated.

DETERMINATION OF 2022 STI AWARDS

In August 2022, the HRCC reviewed Aurora’s fiscal 2022 performance against the corporate objectives of the Management Bonus Plan and recommended, with the Board’s approval, an overall achievement of 40%. The table below provides information on the corporate objectives and the outcomes achieved for fiscal 2022. For each objective, we establish targets with minimum thresholds required to achieve an award, and maximum levels for over-performance.

Bonus metrics for FY 2022	Weighting	Target (in $CAD)	Actual
EBITDA Positive Run Rate	40%

Target: EBITDA positive run rate exiting Q4 ’22

Threshold: Achieve incremental recurring cash savings of $12.7 million on a quarterly basis by the end of the fiscal year, such savings to be split evenly between production (cultivation and manufacturing) and SG&A

			Threshold Achieved: 20%
Consumer Sales	20%	$104.4 million - Increase of 28% vs Q4 2021	N/A (0%)
Canadian Medical Sales	20%	$115.4 million - Increase of 7% year-over-year	N/A (0%)
International Sales & B2B	20%	$54.6 million- Increase of 87% year-over-year	Target Achieved: 20%
			40%

The HRCC and the Board can use discretion in assessing both individual executive officer performance and overall performance to ensure that Management Bonus Plan payouts are not overly influenced by an unusual result in any one given area.

The HRCC also reviewed the CEO’s individual performance as well as the assessment of each NEO’s individual performance in August for approval of fiscal 2022 bonus payout based on a percentage of base salary as determined by the NEO’s level of responsibility within the Company.

For fiscal 2022, there will be no additional discretionary dollars provided to NEOs on top of their payout.

The HRCC will continue to assess the appropriateness of the corporate objectives annually. For more information on short-term incentives paid and the cash bonus awards approved by the Board, please see the “Summary of Compensation” table including with the following section entitled “Statement of Executive Compensation”.

Long-Term Incentives (LTIs)

LTIs are awarded to NEOs as part of the total compensation package. This portion of the executive compensation package is intended to offer NEOs incentive over the longer term by providing a reward that is linked directly to the market value performance of the Common Shares. This ensures the NEOs’ vested interest in the Company’s continued success, which, in turn, best serves the interests of our shareholders.

Target long-term incentive grants are recommended by the HRCC and approved by the Board based on the annual compensation review. Each NEO’s long-term incentive grant is aimed to attract and retain experienced executive talent and align with the competitive external market. In fiscal 2022, the NEOs long-term incentive was granted following the financial year-end in the form of:

►	Options;
►	RSUs; and
►	PSUs.

Stock Options (40%): Options provide the right for executives to purchase shares at a specified price (“exercise price”) in the future. Options by nature are performance based since the executive will only receive value from them if the future share price is above the exercise price. Options vest annually in thirds over 36 months, starting on the first anniversary from the grant date. The Options have a 5-year term to expiry. Options are granted under the Option Plan, which is summarized beginning at page 21. The number of Options and the associated exercise prices for the NEOs appear in the “Outstanding Compensation Securities” table on page 55.

Restricted Share Units (30%): RSUs are notional share units that vest in thirds over 36 months, starting on the first anniversary from the grant date. Per the terms of the RSU Plan, the Board has the discretion to settle vested RSUs in cash or shares net of the NEOs marginal tax rate. The vested value of the RSU is determined based on the number of units multiplied by the vesting date share price. The realized value of RSUs may be higher or lower than the grant date value, which is disclosed in the Summary Compensation Table on page 54. A summary of the RSU Plan is described beginning at page 24.

Performance Share Units (30%): The Company’s PSU Plan was approved by shareholders at the 2020 Meeting. The addition of this type of long-term incentive plan was made to ensure alignment with the Company’s evolving compensation objectives. PSUs provide compensation that is conditional on the achievement of predetermined performance criteria. PSUs vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Aurora’s three-year relative total shareholder return (“relative TSR”) performance over the three-year performance period and the three-year absolute total shareholder return (“absolute TSR”) performance.

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The number of PSUs that are earned and awarded is calculated as follows:

Percentile Positioning	PSU Multiplier
<.35 percentile	0
.35 percentile	.50x
.50 percentile	1.00x
.75 percentile	2.00x

Fiscal Year 2022 Performance Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(2)
Tilray Brands, Inc.	795	2,505
Canopy Growth Corporation	494	2,058
Cronos Group Inc.	121	1,454
Organigram Holdings Inc.	125	446
HEXO Corp.	187	153
Charlotte’s Web Holdings Inc.	112	99
MedMen Enterprises Inc.	198	122
Green Thumb Industries	1,255	3,185
Trulieve Cannabis Corp.	1,505	3,336
Curaleaf Holdings, Inc.	1,659	5,162
Cresco Labs Inc.	1,093	1,330

Notes:

1)	Most recently reported trailing 12-month revenue, in millions of Canadian dollars.
2)	Market capitalization value as of August 1, 2022, in millions of Canadian dollars.

For fiscal 2023, the HRCC engaged Meridian to review the Company’s performance peer group and recommended the addition of 7 additional companies to enhance the robustness of the group. The HRCC will continually assess the appropriateness of the performance peer group as the Company and sector continue to grow and mature.

Fiscal Year 2023 Performance Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(2)
Tilray Brands, Inc.	795	2,505
Canopy Growth Corporation	494	2,058
Cronos Group Inc.	121	1,454
Organigram Holdings Inc.	125	446
HEXO Corp.	187	153
Charlotte’s Web Holdings Inc.	112	99
MedMen Enterprises Inc.	198	122
Green Thumb Industries	1,255	3,185
Trulieve Cannabis Corp.	1,505	3,336
Curaleaf Holdings, Inc.	1,659	5,162
Cresco Labs Inc.	1,093	1,330
[NEW] SNDL Inc.	278	1,099
[NEW] Verano Holdings Corp.	1,087	2,977
[NEW] Jushi Holdings Inc.	287	442
[NEW] Ayr Wellness Inc.	553	481
[NEW] Planet 13 Holdings Inc.	151	417
[NEW] Auxly Cannabis Group Inc.	104	98
[NEW] TerrAscend Corp.	274	1,027

Notes:

1)	Most recently reported trailing 12-month revenue, in millions of Canadian dollars.
2)	Market capitalization value as of August 1, 2022, in millions of Canadian dollars.

The relative TSR compares our share price performance to the performance of companies in our peer group. This provides a clear indication of our performance compared to that of our peers over the same period. The absolute TSR constraint caps the maximum payout at 100% of the initial grant amount if our absolute TSR is negative over the three-year period, even if our TSR performance is better than that of our peers. A summary of the PSU Plan is described beginning at page 26.

Future Executive Compensation Changes

As discussed in the HRCC letter to shareholders, the Board, upon recommendation of the HRCC, has approved a new executive compensation program that moves Company performance to the forefront of driving compensation outcomes, which is in line with shareholder expectations. The key changes to the program, which comes into effect at the start of fiscal 2024, include:

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►	50% of the LTI award mix will be performance based for executives, which is up from 40%.
►	80% of the CEO compensation will be variable and “at-risk” (STI & LTI).
►	75% of the EVP and CFO compensation will be variable and “at-risk” (STI & LTI).

Business Transformation: Retention of our Key Talent

The ability to retain our talent is fundamental to the business as we continue to navigate through our business transformation. As part of this ongoing transformation, the Company has experienced high executive turnover, including the transition from our former CEO, Terry Booth, in February 2020, to Michael Singer and ultimately, to Miguel Martin who has been in the role of CEO for two years now. In the past two years, we have also greatly enhanced our executive leadership team with the appointment of Alex Miller, Lori Schick and Nathalie Clark, with a goal of stabilizing the executive team, and providing a fundamental base for the Company to move to the next level and build back shareholder value.

The transformation, evolution and continued volatility of the Canadian cannabis industry, as well as the continued impacts of COVID-19, has raised compensation issues unlike any in the Company’s history. Incentives granted in recent years have been impacted beyond what could have been contemplated and addressed through the initial design. During fiscal 2022, the HRCC considered how best to balance and fairly recognize management’s performance and retention, while accounting for the impact on shareholders. In fiscal 2022, the Board, upon recommendation of the HRCC, approved a performance retention program for certain members of our executive team and other critical or high potential employees within the organization, with the goal of aligning those key personnel with future shareholder value creation. The performance retention program awards will be made in fiscal 2023 to combat retention concerns by providing critical equity retention value when the Company is experiencing materially reduced value of long-term incentives, particularly for newer executives, and recruitment of key talent by other businesses. For the EVP and above population, the program design relied on existing compensation principles of pay for performance, shareholder alignment, and attracting and retaining key talent. In turn, the awards will consist of a performance cash award, delivered over a 3-year period commencing in September 2023, and RSUs granted in the first quarter of fiscal 2023 and vesting over a 3-year period. Importantly, the cash component will be contingent on achieving revenue goals and individual performance criteria, to drive value creation and ensure alignment with Company performance. Awards will be reported in the Company's 2023 information circular.

OTHER COMPENSATION AND EMPLOYMENT BENEFITS

Group Benefits and Retirement Savings

The NEOs participate in the same retirement and benefit plans as other Aurora employees. Specifically, Aurora’s Group Benefits Plan offers NEOs the same life insurance, accidental death and dismemberment, extended health, and dental care benefits as other employees. Under the optional Registered Retirement Savings Plan, the Company matches employee contributions, up to 3% of base salary. Both the Group Benefits Plan and the Retirement Savings Plan are reviewed periodically by the Executive Vice President, Human Resources to determine whether they continue to meet the Company’s business and human resource objectives.

Employee Share Purchase Plan (ESPP)

Effective November 25, 2017, the Company established an ESPP to provide employees with an opportunity to acquire an ownership interest in the Company through the purchase of its Common Shares made by payroll deductions. Under the ESPP, the Company matches employee contributions, up to 3% of the employee’s base salary

Share Ownership Guidelines and other compensation policies

Share Ownership Guidelines

The Company approved its Share Ownership Guidelines (SOG) for NEOs, effective April 26, 2019, which also includes the Company directors. The Company strongly believes that its directors’ and executives’ interests should be aligned with the interests of the Company’s shareholders and, consequently, has adopted the SOG. As part of the total compensation package, our SOG requires the executives to have personal holdings in Common Shares, or share equivalents, equal to a multiple of their annual base salary.

The targets for personal Common Share holdings of executives and directors in 2022 are established as follows:

Executive	Multiple of Base Salary
*CEO	5X
*All other NEOs	2X
*All other executive officers	1X
**Directors	3X
*	Multiple of base salary.
**	Multiple of total cash annual retainer, exclusive of sub-committee retainers.

Common Share ownership, as part of the executive officers’ compensation model, is intended to advance the interests of the Company by encouraging NEOs to have a vested interest in the Company, and by providing them with additional incentive for their efforts on behalf of the Company in the conduct of its affairs.

The definition of share ownership includes Common Shares that are directly owned, Options exercised and held as Common Shares, Common Shares acquired and held in the Company savings plan, RSUs, PSUs, and deferred stock units (DSUs). Vested or unvested unexercised Options are not included in the definition of share ownership.

The ownership value will be calculated based on:

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•	the number of Common Shares owned multiplied by the purchase price at the time of the initial acquisition of the Common Shares; or
•	the fair market value of the Common Shares at the time the ownership value is measured.

Meeting and maintaining SOG requirements are an ongoing expectation of Company executives. At the end of fiscal 2022, the existing NEOs SOG compliance was as follows:

NEO	Years Remaining until Requirement Must be Met(1)	Equity Ownership (Multiple of Salary)	Number of Shares Held Directly or Indirectly(2)	Market Value of Total Holdings($)(3)	SOG Compliance or in Progress(4)
Miguel Martin	3.51	$3,630,080 (5X)	483,746	$822,368.20	In progress
Glen Ibbott	1.83	$768,750 (2X)	207,685	$353,064.50	In progress
Andre Jerome	1.83	$615,000 (2X)	125,165	$212,780.50	In progress
Alex Miller	4.51	$680,000 (2X)	53,376	$90,739.20	In progress
Lori Schick	4.51	$630,000 (2X)	51,734	$87,947.80	In progress

Notes:

1)	Years remaining is calculated from the latter of (i) appointment date; and (ii) date of implementation of the SOG on April 26, 2019.
2)	Includes RSUs and PSUs.
3)	Calculated based on the $1.70 closing price of the Company’s Common Shares on June 30, 2022.
4)	The NEOs have five years to reach SOG compliance and they are not considered “non-compliant” until then.

An executive officer or director included in the SOG will have up to five years, measured from the later of: (a) the implementation of the SOG on April 26, 2019; and (b) the end of the calendar year of hire or promotion, to reach the SOG requirement. The HRCC reserves the right to determine time for compliance in extenuating circumstances.

•	If a director has not achieved the required level of share ownership within a year of the deadline, it is the responsibility of the Chairman of the Board to discuss and resolve.
•	If an executive has not achieved the required level of ownership within a year of the deadline, it is the responsibility of the CEO to discuss and resolve.
•	If an executive does not achieve the SOG, cash payouts from incentive plans will be used to satisfy the shortfall.

SOG levels are reviewed annually by the HRCC and the CEO. The Executive Vice-President, Human Resources is responsible for periodically reviewing the SOGs to ensure they are market-competitive and consistent with good governance practices. Any amendments to the SOG are made at the discretion of the Board.

Anti-Hedging Policy

Our insider trading and reporting guidelines, among other things, prohibit directors, officers, employees and contractors (of the Company and its subsidiaries) from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the NEO, as such positions that delink the intended alignment of employee and shareholder interests. The following activities are specifically prohibited:

•	any form of hedging activity;
•	any form of transaction involving Options (other than exercising Options in accordance with the plans);
•	any other form of derivative trading (including “puts” and “calls”); and
•	“short selling” (selling securities that the individual does not own).

The Company does not allow repricing of Common Shares or Options granted to employees unless prior shareholder approval to the repricing is obtained.

Clawback Policy

The Company has adopted a clawback policy to assist in the management of compensation-related risk. The clawback policy provides guidance to the Board in the event that long-term incentive compensation awarded to executives needs be adjusted and/or repaid because the compensation was based on results which were determined to have contained errors or the executive has committed demonstrable misconduct resulting in harm to the Company. Specifically, the clawback policy applies in cases where:

•	the Company is required to restate its financial statements after the adoption of the clawback policy due to a material error of the Company with any financial reporting requirement, provided that the error arose due to gross negligence, fraud or willful misconduct by an executive officer; or
•	an executive officer has committed a violation of the Company's policies causing substantial harm to the Company's reputation internally or externally, in the sole judgment of the Board.

The Board has sole discretion to determine whether it is in our best interests to pursue reimbursement of all or part of the incentive compensation. These actions would be separate from any actions by law enforcement agencies, regulators or other authorities.

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Look-Back at Realized and Realizable CEO Pay

Over the last five years, years in which the annual TSR was high were corelated with realized and realizable pay higher than the grant date value, while years with negative TSR were correlated with realized and realizable pay being lower than the grant date value. This demonstrates the alignment of the executive compensation program with the shareholder experience.

Year Ended	Incumbent	Grant Date Value	Realized/Realizable Value	Indexed TSR
2018	Terry Booth	$1,595,172	$3,571,632	431
2019	Terry Booth	$2,408,656	$1,246,319	475
2020	Michael Singer	$2,860,103	$588,378	65
2021	Miguel Martin	$4,465,853	$2,944,750	43
2022	Miguel Martin	$4,861,721	$2,582,872	7

FIVE YEAR PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on June 30, 2017, with the cumulative total return of the TSX Composite Index, S&P/MX International Cannabis Index and the Horizons Marijuana Life Sciences Index ETF index as at the June 30 year end date of the Company for each following year.

As at June 30	2017	2018	2019	2020	2021	2022
Aurora Cannabis Inc.[1,2]	$100.00	$430.60	$493.00	$67.20	$45.00	$6.80
S&P/TSX Composite Index - Total Return	$100.00	$107.20	$107.90	$102.20	$132.80	$124.20
S&P/MX International Cannabis Index - Total Return[3]	-	-	$100.00	$87.40	$137.30	$97.80
Horizons Marijuana Life Sciences Index ETF[4]	$100.00	$212.70	$216.50	$80.10	$125.00	$41.40
Aurora Cannabis - Revenue (millions)	$18.07	$55.20	$245.5	$268.7	$245.3	$221.9

Notes:

1)	Effective market opening on October 5, 2016, the Common Shares commenced trading on the TSX under the stock symbol “ACB”.
2)	Effective July 24, 2017, the Common Shares commenced trading on the TSX under the stock symbol “ACB”. For continuity, the ACB stock symbol shown in the graph also represents the Company’s former symbol PMC.
3)	The S&P/MX International Cannabis Index premiered on November 19, 2019.
4)	The Horizons Marijuana Life Sciences Index ETF premiered on April 5, 2017.

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As illustrated in the performance graph above, the Company outperformed the two benchmark indices and the broader market until June 2020 and underperformed relative to all three thereafter. However, there has been tremendous volatility during and subsequent to that period, almost all of which was outside of the control of the Company.

Fluctuating investor sentiment relating to the future prospects of the cannabis industry continues to fuel considerable speculation for Aurora’s Common Shares and the shares of other cannabis companies. More recently, Aurora has faced challenging market conditions due to evolving cannabis regulations, macroeconomic conditions, tax structures unfavorable to cannabis companies, slow-moving reform, and retail pricing of the Company’s products. These challenges have been further exacerbated by the global COVID-19 pandemic, disrupted supply chains, and a complex labour market, resulting in an explicit need for Aurora to retool and refine. These challenges have also resulted in a decline in the Company revenues, an impact which has been seen across the Canadian cannabis sector.

As described in this Information Circular, the compensation policy for the Company’s directors and NEOs is primarily tied to financial performance of the business and not specifically to Common Share performance. The performance criteria are based on the Company’s relative shareholder return as compared to a peer index, making direct comparison between NEO compensation and Common Share price performance more difficult. Please refer to the “Statement of Executive Compensation” herein.

STATEMENT OF EXECUTIVE COMPENSATION

This disclosure in this section is intended to communicate the compensation provided to each of the NEOs for the year ended June 30, 2022 and should be read together with the preceding CD&A for context in terms of our philosophy, objectives, and processes regarding executive compensation.

Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three financial years ended June 30, 2022, June 30, 2021, and June 30, 2020.

Note to reader: The compensation indicated in each box below is the “grant date fair value” of compensation. The grant date fair value is either: the actual value of cash granted as salary or as the annual incentive plan bonus; or an estimate of the value of equity awards. Given the volatility of the stock over the last three fiscal years, the current value of equity awards is generally much lower than the grant date fair value presented under the share-based awards column and the Option-based awards column. Additionally, Options are generally issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, then no value would be received by the recipient. Please refer to note 2 to the Summary Compensation Table for details regarding the assumptions in the valuation estimate for the Option-based awards.

Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation - Annual Incentive Plans(3) ($)	All Other Compensation ($)	Total Compensation ($)
Miguel Martin CEO and Director(4)	2022	712,582	1,620,857	954,118	285,664	1,288,500	4,861,721
	2021	694,229	2,098,276	99,070	375,726	1,198,552	4,465,853
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Glen Ibbott CFO(5)	2022	381,671	636,741	374,824	91,620	Nil	1,484,856
	2021	375,000	845,994	194,385	146,250	Nil	1,561,629
	2020	368,750	801,240	1,067,339	110,633	Nil	2,347,962
Andre Jerome(6) EVP, Global Business Development	2022	305,192	458,457	269,872	110,707	Nil	1,144,228
	2021	300,000	567,880	139,421	120,000	Nil	1,127,301
	2020	285,200	398,657	441,913	98,153	Nil	1,223,923
Alex Miller(7) EVP, Operations and Supply Chain	2022	325,000	496,664	292,360	117,813	Nil	1,231,837
	2021	31,250	Nil	Nil	13,650	Nil	44,900
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Lori Schick(8) EVP, Human Resources	2022	315,000	481,385	283,366	114,187	Nil	1,193,938
	2021	79,519	Nil	Nil	18,900	Nil	98,419
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Jillian Swainson Former CLO(9)	2022	377,078	484,324	84,026	281,875	307,500	1,534,803
	2021	300,000	567,880	139,421	117,000	Nil	1,124,301
	2020	286,538	514,464	768,490	92,816	Nil	1,662,308

Notes:

1)	Represents RSUs and PSUs granted during the respective year. RSU values are determined based on the closing price of each award on the respective grant date. PSU values are determined based on the Monte-Carlo model valued on the respective grant date.
2)	These amounts represent the fair value of the Options at the date of grant. Option-based awards are valued using the Black-Scholes stock option valuation methodology for the years ended June 30, 2022, 2021 and 2020, consistent with the values used in the Company’s financial statements. The 2022 grants were valued using the following weighted average assumptions: exercise price of $8.22; risk free rate of return of 0.60%; volatility estimate of 83.49%; expected life (years) of 2.50; dividend rate of nil; per option value of $4.07. The 2021 grants were valued using the following weighted average assumptions: exercise price of $10.03; risk free rate of return of 0.36%; volatility estimate of 81.49%; expected life (years) of 2.42; dividend rate of nil; per option value of $4.78. The 2020 grants were valued using the following weighted average assumptions: exercise price of $53.49; risk free rate of return of 0.95%; volatility estimate of 88.83%; expected life (years) of 2.37; dividend rate of nil; per option value of $25.80.
3)	STIs for the year ended June 30, 2022 will be paid on October 28, 2022.
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4)	Mr. Martin was appointed CEO on September 8, 2020. Mr. Martin’s salary is paid in US dollars and the salary figure represented for fiscal 2022 in this table is based on an average exchange rate of CAD$1.00 = USD$ 1.2657. For fiscal 2022, Mr. Martin received a moderate cost of living adjustment of 6%. Other compensation represents employee retention payments associated with the acquisition of Reliva, LLC in May 2020. Please refer to the section “Employment Agreements, Termination and Change in Control Benefits” for further details regarding the retention payments. 174,192 RSU and PSUs with an aggregate fair value of $1,620,857 share-based awards and 234,538 stock options with a fair value of $954,118 option-based awards were granted to Mr. Martin in 2022 as part of the 2021 annual long-term incentive plan. Mr. Martin is director of the Company but does not receive any compensation for services as a director.
5)	Mr. Ibbott was appointed CFO on May 8, 2017. 68,430 RSUs and PSUs with an aggregate fair value of $636,741 and 92,138 stock options with a fair value of $374,824 were granted to him in 2022 as part of the 2021 annual incentive plan.
6)	Mr. Jerome was appointed Executive Vice President, Global Business Development effective February 19, 2018. 49,270 RSUs and PSUs with an aggregate fair value of $458,457 and 66,339 stock options with a fair value of $269,872 were granted to him in 2022 as part of the 2021 annual incentive plan.
7)	Mr. Miller was appointed Executive Vice President, Operations and Supply Chain effective May 17, 2021. 53,376 RSUs and PSUs with an aggregate fair value of $496,644 and 71,867 stock options with a fair value of $292,360 were granted to him in 2022 as part of the 2021 annual incentive plan.
8)	Ms. Schick was appointed Executive Vice President, Human Resources May 3, 2021. 51,734 RSUs and PSUs with an aggregate fair value of $481,385 and 69,656 stock options with a fair value of $283,366 were granted to her in 2022 as part of the 2021 annual incentive plan.
9)	Ms. Swainson was appointed Senior Vice President, General Counsel effective February 1, 2018, and appointed Chief Legal Officer effective February 21, 2019. 49,270 RSUs and PSUs with an aggregate fair value of $484,324 and 20,655 stock options with a fair value of $84,026 were granted to her in 2022 as part of the 2021 annual incentive plan. Other compensation represents employment retirement allowances. Ms. Swainson’s employment ceased April 15, 2022.

Realized Gains from Option-Based Awards

For the financial year ended June 30, 2022, there were no gains realized by our NEOs from option-based awards. Realized gains from the exercise of Options represents the difference between the fair value on the exercise date and the cost to exercise the Options, before deducting withholding taxes.

Outstanding Compensation Securities

The following table sets out all compensation plan option-based awards and share-based awards outstanding at financial year ended June 30, 2022, for each NEO.

NEO	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Miguel Martin	21,638	10.09	09-10-2025	-	108,382	184,249	-
	234,538	8.22	09-26-2026	-	72,255	122,834	-
	-	-	-	-	87,096	148,063	-
	-	-	-	-	87,096	148,063	-
Glen Ibbott	14,583	33.12	09-29-2022	-	987	1,678	3,359
	13,750	88.68	08-03-2023	-	-	-	35,416
	15,536	94.92	09-10-2024	-	28,687	48,769	-
	30,897	22.48	05-25-2025	-	19,125	32,513	16,255
	5,727	10.09	09-10-2025	-	8,759	14,890	7,444
	19,597	17.84	02-16-2026	-	34,215	58,166	-
	92,138	8.22	09-30-2026	-	34,215	58,166	-
Andre Jerome	20,833	121.56	02-19-2023	-	140	238	-
	9,167	88.68	08-03-2023	-	622	1,057	-
	2,214	94.92	09-10-2024	-	20,655	35,113	-
	8,769	56.52	11-13-2024	-	13,770	23,409	-
	22,246	22.48	05-25-2025	-	6,278	10,672	-
	4,124	10.09	09-10-2025	-	24,635	41,880	-
	14,047	17.84	02-16-2026	-	24,635	41,880	-
	66,339	8.22	09-30-2026	-		-	-
Alex Miller	71,867	8.22	09-30-2026	-	26,688	45,370	-
	-	-	-		26,688	45,370
Lori Schick	69,656	8.22	09-30-2026	-	25,867	43,974	-
	-	-	-	-	25,867	43,974	-
Jillian Swainson(3)	-	-	-	-	-	-	-

Notes:

1)	The value of unexercised in-the-money Options was based on the closing share price of $1.70 on June 30, 2022.
2)	The market value of share-based awards that have not vested was based on the closing share price of $1.70 on June 30, 2022.
3)	Ms. Swainson’s employment ceased April 15, 2022.
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Option-Based Awards/Share-Based Awards - Value Vested or Earned During the Year

The following table sets out all compensation plan option-based and share-based awards (value vested or earned) during the financial year ended June 30, 2022, for each NEO:

NEO	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Miguel Martin	-	303,828	375,726
Glen Ibbott	-	244,299	146,250
Andre Jerome	-	162,659	120,000
Alex Miller	-	-	13,650
Lori Schick	-	-	18,900
Jillian Swainson	-	478,961	398,875

Notes:

1)	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date, calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options

Compensation Oversight

The HRCC considers the compensation including grants of equity-based compensation to directors and officers of the Company and makes recommendations to the Board for consideration.

Employment Agreements, Termination and Change in Control Benefits

Miguel Martin - CEO

Concurrently with the acquisition of Reliva, LLC (“Reliva”) on May 28, 2020, Miguel Martin entered into an employment agreement with respect to his continued role as President of Reliva (the “May 2020 Agreement”). The May 2020 Agreement provided for an annual base salary of US$250,000. The Company and Reliva subsequently entered into a services agreement in July 2020 pursuant to which Reliva made Mr. Martin available to act as Chief Commercial Officer of the Company in addition to his continued role as President of Reliva.

On September 8, 2020, Mr. Martin entered into an employment agreement with Aurora, pursuant to which the Company enhanced his duties and appointed him as CEO in addition to maintaining his role as the President of Reliva. Mr. Martin is paid a base salary of US$573,608 and is eligible for a bonus target of 100%, five weeks’ annual vacation and participation in bonus plans and restricted share unit plans. As neither Reliva nor Aurora have established benefit plans and programs which are applicable to employees working in the United States, Reliva reimburses Mr. Martin for the reasonable cost of health, vision, and dental insurance consistent with Aurora’s practices.

In the event of a termination without cause or a resignation for good reason including a change-of-control, Mr. Martin will be entitled to a payment of 24 months of his base salary and any and all unvested equity options granted to him, including but not limited to Options and RSUs and PSUs, shall vest on a pro rata basis up to the termination date, and any unvested equity grants that have not vested on a pro rata basis as of the termination date shall be forfeited.

Additional Non-Salary Compensation under Acquisition of Reliva

As part of the Reliva acquisition, a retention pool of US$5 million (the “Retention Pool”) was established to ensure the retention of key personnel of Reliva (the “Key Personnel”), of which individual amounts (the “Interests”) are allocated and awarded annually over a period of three (3) years from the closing date to Key Personnel in such amounts as to be determined by mutual agreement of the Company and Mr. Martin. The Retention Pool was negotiated as part of the acquisition terms with Mr. Martin, as principal of Reliva and the main shareholder of Reliva at the time, to provide additional incentive in the event of an earnout shortfall, contingent upon continued employment. The Retention Pool was included in Mr. Martin’s employment agreement with Reliva on closing of the acquisition, as well as that of other key employees of Reliva. The Interests in the Retention Pool vest and become payable as to 25% on the first and second anniversary and 50% on the third anniversary. Notwithstanding the foregoing, upon the mutual agreement of the Company and Mr. Martin, a portion of the Interests may be left unallocated to be allocated throughout the year and prior to the next applicable vesting date to new or existing Key Personnel, with any Interests not yet allocated as of a subsequent vesting date in any particular year automatically vested and awarded to Mr. Martin. The last vesting date triggering payment under the Retention Pool is May 28, 2023. Please refer to the Summary Compensation Table for details on the payment made to Mr. Martin under the Retention Pool during fiscal 2022.

Glen Ibbott - CFO

The Company entered into an employment agreement with Glen Ibbott effective May 8, 2017, which provided for his annual base salary of $250,000, four weeks’ annual vacation, 104,166 Options vesting quarterly over three years with a life of five years, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. No change of control provisions were included in his employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with Mr. Ibbott’s bonus target of 50% of his base salary.

Effective September 3, 2018, the Company entered into an amended employment agreement with Mr. Ibbott which provided for an increase in his annual base salary to $350,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and other standard benefit plans. On September 10, 2019, the Board approved an increase to Mr. Ibbott’s bonus target to 60% and his base salary to $375,000, and in September 2021, his base salary was increased to $384,375.

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In the event of a termination without cause or a resignation for good reason including a change-of-control, Mr. Ibbott will be entitled to a payment of 12 months of his base salary and cash bonus. In the event of a termination without cause: (a) any and all unvested equity awards granted to him on or before February 15, 2021, but specifically excluding certain retention grants received on February 10, 2020 (the “2020 Retention Grants”), shall vest immediately, (b) any and all unvested equity awards granted after February 15, 2021 shall vest on a pro rata basis up to the effective date of termination, and (c) any and all unvested equity awards associated with the 2020 Retention Grants shall vest on a pro rata basis up to the effective date of termination. In the event of a resignation with good reason, any and all unvested equity award, including the 2020 Retention Grants shall vest immediately.

Andre Jerome - Executive Vice-President, Global Business Development

The Company entered into an employment agreement with Andre Jerome effective September 3, 2018, which provided for his annual base salary of $267,250, five weeks’ annual vacation, participation in the bonus plan up to 40% of his base salary, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. Under this agreement, the Company may terminate the employment agreement without cause by providing Mr. Jerome with reasonable and adequate notice, or salary in lieu of notice of 12 months’ base salary.

Effective November 13, 2019, the Company entered into an amended employment agreement with Mr. Jerome which provided for an increase in his annual base salary to $300,000 and an increase to the annual cash bonus under the Company’s short term incentive plan of up to a maximum 50% of his annual base salary subject to the achievement of corporate and individual performance targets. in September 2021, his base salary was increased to $307,500.

In the event of a termination without cause or a resignation for good reason including a change-of-control, Mr. Jerome will be entitled to a payment of 12 months of his base salary and cash bonus. In the event of termination without cause: (a) any and all unvested equity awards granted to him on or before February 15, 2021, but specifically excluding the 2020 Retention Grants, shall vest immediately, (b) any and all unvested equity awards granted after February 15, 2021 shall vest on a pro rata basis up to the effective date of termination, and (c) any and all unvested equity awards associated with the 2020 Retention Grants shall vest on a pro rata basis up to the effective date of termination. In the event of a resignation with good reason, any and all unvested equity awards, including the 2020 Retention Grants shall vest immediately.

Alex Miller- Executive Vice-President, Operations and Supply Chain

The Company entered into an employment agreement with Alex Miller effective May 17, 2021 which provided for his annual base salary of $325,000, five weeks’ annual vacation, participation in the bonus plan up to 50% of his base salary, and eligibility to participate in the Company’s standard benefit plans. For fiscal 2023, Mr. Miller’s salary was increased to $340,000.

In the event of a termination without cause or a resignation for good reason including a change-of-control, Mr. Miller will be entitled to a payment of 12 months of his base salary, a pro-rated bonus payment for time worked to the date of termination and a payment equal to the greater of 12 months bonus’ entitlement target or an average of the actual bonus payments over the two-year period preceding termination. In the event of termination without cause: (a) any and all unvested equity awards granted to him shall vest immediately on a pro rata basis up to the effective date of termination. In the event of a resignation with good reason, any and all unvested equity awards shall vest immediately.

Lori Schick - Executive Vice-President, Human Resources

The Company entered into an employment agreement with Lori Schick effective May 3, 2021 which provided for her annual base salary of $315,000, five weeks’ annual vacation, participation in the bonus plan up to 50% of her base salary, and eligibility to participate in the Company’s standard benefit plans.

In the event of a termination without cause or a resignation for good reason including a change-of-control, Ms. Schick will be entitled to a payment of 12 months of her base salary, a pro-rated bonus payment for time worked to the date of termination and a payment equal to the greater of 12 months bonus’ entitlement target or an average of the actual bonus payments over the two-year period preceding termination. In the event of termination without cause: (a) any and all unvested equity awards granted to her shall vest immediately on a pro rata basis up to the effective date of termination. In the event of a resignation with good reason, any and all unvested equity awards shall vest immediately.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any resignation, retirement, or a change in a NEO’s responsibilities.

Director Compensation - Non-Executive Directors

Our director compensation program shares similar objectives with our executive compensation program: to attract and retain qualified directors and to align the interests of directors and shareholders. Our directors have received their annual retainer in cash, Options and DSUs. In addition, the Company has adopted director SOGs to help reinforce a director’s alignment with longer term shareholder interests.

Flat Fee Retainer: Each non-executive director receives a flat fee Board retainer, which aids the Company in its philosophy to attract and retain qualified directors and reflects a director’s ongoing oversight and responsibilities throughout the year and their attendance at Board meetings. The Committee Chairs are eligible to receive an additional retainer above the base Board retainer. The HRCC reviews director compensation annually. For fiscal 2023, the HRCC determined that any increase to the retainer would once again be deferred, as was the case in 2021.

Non-Executive Director Limit: Non-executive directors are limited to receive no more than $150,000 in grant date value annually among all equity awards, with no more than $100,000 in the form of Options. During fiscal 2022, $97,500 was received in the form of Options. As described earlier in this Information Circular, the Company’s Option Plan, RSU Plan and DSU Plan have been amended to include this limit with each plan, including an amendment requirement such that any changes to this prescribed limit must be approved by the Company’s shareholders.

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Elimination of Stock Options: On September 15, 2022, the Board, upon recommendation of the HRCC, approved the elimination of Options as part of the director compensation program. As such, directors will receive only DSUs from 2023 onwards. This decision was made to align the Company with market best practices.

The director compensation fees for fiscal 2022 and fiscal 2023 onwards for non-executive directors are summarized in the following table:

	Board Annual Retainer	Compensation: Fiscal 2022	Compensation: Fiscal 2023
	Independent Chairman Cash Retainer	$140,000	$140,000
	Board Member Cash Retainer	$70,000	$70,000
Annual Equity Grant:	DSUs	$52,500	$150,000
	Options(1)	$97,500	Nil
Committee Chair Retainer
	Audit Committee	$30,000	$30,000
	HRCC	$15,000	$15,000
	N&CGC	$15,000	$15,000
	Science and Innovation Committee	$15,000	$15,000(2)

Note:

1)	Options have been eliminated from the director compensation program as approved by the Board effective September 15, 2022.
2)	As noted earlier in this Information Circular, the Board expects to disband the Science and Innovation Committee during fiscal 2023 due to the positive evolution of the Company’s genetics licensing business unit, Occo. At such time, this retainer will no longer be applicable.

Director Compensation for the Financial year ended June 30, 2022

The following table sets forth the compensation provided to the non-employee directors of the Company during the financial year ended June 30, 2022.

Note to reader: The compensation indicated in each box below is the “grant date fair value” of compensation. The grant date fair value is either: the actual value of cash granted as fees earned; or an estimate of the value of equity awards. Given the volatility of the stock over the last three fiscal years, the current value of equity awards is generally much lower than the grant date fair value presented under the share-based awards column and the Option-based awards column. Additionally, Options are generally issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, then no value would be received by the recipient. Please refer to note 2 to the below table for details regarding the assumptions in the valuation estimate for the Option-based awards.

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Total ($)
Shan Atkins	100,000	52,489	95,252	247,741
Ron Funk	140,000(3)	52,489	95,252	287,741
Norma Beauchamp	85,000	52,489	95,252	232,741
Adam Szweras	77,500(4)	52,489	95,252	225,251
Chitwant S Kohli	34,722	26,245	47,470	108,438
Michael Singer	70,000(5)	52,489	95,252	217,741
Lance Friedmann	85,000(6)	52,489	95,252	232,741
Theresa Firestone	72,933	48,921	88,634	210,488
Michael Detlefsen(7)	25,985	12,807	24,360	63,151

Notes:

1)	Represents DSUs granted during the respective year. Values are determined based on the fair value of each award on the respective grant date.
2)	Option-based awards are valued using the Black-Scholes stock option valuation methodology for the year ended June 30, 2022, consistent with the values used in the Company’s financial statements. The 2022 grants were valued using the following weighted average assumptions: exercise price of $5.05; risk free rate of return of 1.75%; volatility estimate of 85.83%; expected life (years) of 2.48; dividend rate of nil; per option value of $2.54. These amounts represent the fair value of the Options at the date of grant.
3)	Mr. Funk has elected to receive 100% of his cash retainer in DSUs. He received no cash payment for Board fees earned in fiscal 2022.
4)	Mr. Szweras has elected to receive 100% of his cash retainer in DSUs. He received no cash payment for Board fees earned in fiscal 2022.
5)	Mr. Singer has elected to receive 100% of his cash retainer in DSUs. He received no cash payment for Board fees earned in fiscal 2022
6)	Mr. Friedmann elected to receive 100% of his cash retainer in DSUs effective January 2022. He received a total of $42,500 in cash payments for Board fees earned in fiscal 2022.
7)	Michael Detlefsen ceased acting as a director effective November 12, 2021.

Director Share Ownership

Name	Years Remaining until Guideline Requirement Must be Met(1)	Equity Ownership Requirement (Multiple of Annual Retainer) ($)(2)	Number of Shares Held Directly or Indirectly(3)	Market Value of Total Holdings ($)(4)	SOG Compliance or in Progress(5)
Shan Atkins	1.83	($210,000) 3X	17,937	$30,492.90	In progress
Ron Funk	1.83	($420,000) 3X	116,077	$197,330.90	In progress
Norma Beauchamp	1.83	($210,000) 3X	21,463	$36,487.10	In progress
Adam Szweras	1.83	($210,000) 3X	48,631	$82,672.70	In progress
Chitwant S Kohli	5.50(1)	($210,000) 3X	68,214	$115,963.80	In progress
Michael Singer	1.83	($210,000) 3X	318,368	$541,225.60	Yes
Lance Friedmann	3.51	($210,000) 3X	29,500	$50,150.00	In progress
Theresa Firestone	4.51(1)	($210,000) 3X	10,944	$18,604.80	In progress

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Notes:
1)	Years remaining is calculated from the later of a) the date of implementation of the SOG on April 26, 2019; and b) the end of the calendar year in which the director was appointed to the Board.
2)	Director equity ownership requirement has been calculated based on the base annual cash retainer (exclusive of sub-committee retainers) applicable to each director based on their Board membership position as at June 30, 2022.
3)	Includes DSUs.
4)	Calculated based on the $1.70 closing price of the Company’s Common Shares on June 30, 2022.
5)	The directors have five (5) years to reach SOG compliance and they are not considered “non-compliant” until then.

Option-Based Awards/Share-Based Awards

The following table sets out all compensation plan option-based awards and share-based awards outstanding as at June 30, 2022, for each director, excluding Miguel Martin who is already included in the NEO disclosures above:

Director Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m - d - y)	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Shan Atkins	2,333	113.16	2-15-2024	-	-	-	709
	2,308	94.92	9-10-2024	-	-	-	940
	1,847	21.72	2-28-2025	-	-	-	1,027
	2,131	19.27	5-31-2025	-	-	-	1,158
	4,582	10.09	9-10-2025	-	-	-	2,212
	3,371	15.25	11-30-2025	-	-	-	1,462
	2,837	13.46	2-28-2026	-	-	-	1,658
	3,820	11.24	5-31-2026	-	-	-	1,984
	5,988	8.22	9-30-2026	-	-	-	2,713
	5,681	8.37	11-30-2026	-	-	-	2,666
	9,447	4.86	2-28-2027	-	-	-	4,590
	19,192	2.38	5-31-2027	-	-	-	9,374
Norma Beauchamp	2,917	90.12	11-30-2023	-	-	-	850
	2,308	94.92	9-10-2024	-	-	-	940
	1,847	21.72	2-28-2025	-	-	-	1,027
	2,131	19.27	5-31-2025	-	-	-	1,158
	4,582	10.09	9-10-2025	-	-	-	2,212
	3,371	15.25	11-30-2025	-	-	-	1,462
	2,837	13.46	2-28-2026	-	-	-	1,658
	3,820	11.24	5-31-2026	-	-	-	1,369
	N/A	N/A	N/A	N/A	-	-	1,984
	5,988	$8.22	9-30-2026	-	-	-	2,713
	5,681	$8.37	11-30-2026	-	-	-	2,666
	9,447	$4.86	2-28-2027	-	-	-	4,590
	19,192	$2.38	5-31-2027	-	-	-	9,374
Ronald Funk	2,917	90.12	11-30-23	-	-	-	850
	2,308	94.92	9-10-24	-	-	-	940
	1,847	21.72	2-28-25	-	-	-	1,027
	2,131	19.27	5-31-25	-	-	-	1,158
	4,582	10.09	9-10-25	-	-	-	2,212
	3,371	15.25	11-30-25	-	-	-	1,462
	2,837	13.46	2-28-26	-	-	-	1,658
	3,820	11.24	5-31-26	-	-	-	3,422
	N/A	N/A	N/A	N/A	-	-	4,078
	N/A	N/A	N/A	N/A	-	-	1,984
	N/A	N/A	N/A	N/A	-	-	4,762
	5,988	8.22	9-30-26	-	-	-	2,713
	5,681	8.37	11-30-26	-	-	-	7,237
	9,447	4.86	2-28-27	-	-	-	2,666
	19,192	2.38	5-31-27	-	-	-	8,106
	N/A	N/A	N/A	N/A	-	-	4,590
	N/A	N/A	N/A	N/A	-	-	11,298
	N/A	N/A	N/A	N/A	-	-	9,374
	N/A	N/A	N/A	N/A	-	-	31,316

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The following table sets out all compensation plan option-based awards and share-based awards outstanding as at June 30, 2022, for each director, excluding Miguel Martin who is already included in the NEO disclosures above:

Director Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m - d - y)	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Michael Singer	14,583	33.12	9-29-2022	Nil	987	1,678	3,359
	9,667	108.36	7-12-2023	Nil	1,051	1,787	3,577
	15,536	94.92	9-10-2024	Nil	28,687	48,768	-
	11,779	24.96	2-10-2025	Nil	19,125	32,513	16,255
	11,779	24.96	2-10-2025	Nil	33,088	56,250	-
	30,897	22.48	5-25-2025	Nil	18,383	31,251	15,625
	27,849	10.09	9-10-2025	Nil	22,059	37,500	18,749
	5,727	10.09	9-10-2025	Nil	58,823	99,999	50,000
	42,536	8.50	5-18-2026	Nil	-	-	-
	68,058	8.50	5-18-2026	Nil	-	-	-
	136,116	8.50	5-18-2026	Nil	-	-	-
	789	11.24	5-31-2026	Nil	-	-	-
	5,988	8.22	9-30-2026	Nil	-	-	-
	5,681	8.37	11-30-2026	Nil	-	-	-
	9,447	4.86	2-28-2027	Nil	-	-	-
	19,192	2.38	5-31-2027	Nil	-	-	-
Lance Friedmann	1,847	21.72	2-28-2025	Nil	Nil	Nil	1,027
	2,131	19.27	5-31-2025	Nil	Nil	Nil	1,158
	4,582	10.09	9-10-2025	Nil	Nil	Nil	2,212
	3,371	15.25	11-30-2025	Nil	Nil	Nil	1,462
	2,837	13.46	2-28-2026	Nil	Nil	Nil	1,658
	3,820	11.24	5-31-2026	Nil	Nil	Nil	1,984
	5,988	8.22	9-30-2026	Nil	Nil	Nil	2,713
	5,681	8.37	11-30-2026	Nil	Nil	Nil	2,666
	9,447	4.86	2-28-2027	Nil	Nil	Nil	4,590
	19,192	2.38	5-31-2027	Nil	Nil	Nil	5,649
	N/A	N/A	N/A	N/A	Nil	Nil	9,374
	N/A	N/A	N/A	N/A	Nil		15,657
Theresa Firestone	4,361	8.22	9-30-2026	Nil	Nil	Nil	1,975
	5,681	8.37	11-30-2026	Nil	Nil	Nil	2,666
	9,447	4.86	2-28-2027	Nil	Nil	Nil	4,590
	19,192	2.38	5-31-2027	Nil	Nil	Nil	9,374
Chitwant Kohli	9,447	4.86	2-28-2027	Nil	Nil	Nil	4,590
	19,192	2.38	5-31-2027	Nil	Nil	Nil	9,374
Adam Szweras	14,583	33.12	9-29-2022	Nil	Nil	Nil	850
	2,917	90.12	11-30-2023	Nil	Nil	Nil	940
	2,308	94.92	9-10-2024	Nil	Nil	Nil	1,027
	1,847	21.72	2-28-2025	Nil	Nil	Nil	1,158
	2,131	19.27	5-31-2025	Nil	Nil	Nil	2,212
	4,582	10.09	9-10-2025	Nil	Nil	Nil	1,462
	3,371	15.25	11-30-2025	Nil	Nil	Nil	1,658
	2,837	13.46	2-28-2026	Nil	Nil	Nil	1,369
	3,820	11.24	5-31-2026	Nil	Nil	Nil	3,152
	5,988	8.22	9-30-2026	Nil	Nil	Nil	1,984
	5,681	8.37	11-30-2026	Nil	Nil	Nil	3,188
	9,447	4.86	2-28-2027	Nil	Nil	Nil	2,713
	19,192	2.38	5-31-2027	Nil	Nil	Nil	4,395
	N/A	N/A	N/A	-	-	-	2,666
	N/A	N/A	N/A	-	-	-	4,922
	N/A	N/A	N/A	-	-	-	4,590
	N/A	N/A	N/A	-	-	-	5,649
	N/A	N/A	N/A	-	-	-	9,374
	N/A	N/A	N/A	-	-	-	15,657

Note:

1)	Represents the value of the in-the-money Options based on the closing share price of $1.70 on June 30, 2022.

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Option-Based Awards/Share-Based Awards - Value Vested or Earned during the Year

The following table sets out all compensation plan option-based awards and share-based awards (value vested or earned) during the year ended June 30, 2022, for each director, excluding Miguel Martin who is already included in the NEO disclosures above:

Director Name	Option-Based Awards - Value vested during the year(1) ($)	Share-Based Awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Shan Atkins	3,293	51,629	-
Ronald Funk	3,293	186,036	-
Norma Beauchamp	3,293	51,629	-
Adam Szweras	-	89,668	-
Chitwant S Kohli	-	24,759	-
Michael Singer	-	476,369	-
Lance Friedmann	3,293	83,835	-
Theresa Firestone	2,399	47,823	-
Michael Detlefsen(2)	3,293	42,458	-

Notes:

1)	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.
2)	Michael Detlefsen ceased acting as a director effective November 12, 2021.

OTHER COMPENSATION MATTERS

Benefits, Vacation and Perquisites

Details of the benefits and perquisites provided to the Company’s NEOs are disclosed above in the “All Other Compensation” column of the “Summary Compensation Table”.

Pension Plan Benefits

The Company has no pension plans that provide for payments or benefits at, following, or in connection with the retirement of the NEOs.

Directors’ and Officers’ Liability Insurance

The Company maintains and pays for directors’ and officers’ liability coverage covering directors and officers of the Company and its subsidiaries as a group. The coverage is shared with the Company and inclusive of separate Side A coverage for non-indemnifiable losses, subject to terms, conditions and exclusions of the policies. Under this insurance coverage, each entity has reimbursement coverage to the extent that it has indemnified the Company or any such directors and officers. The total liability is shared amongst the Company, its subsidiaries, and their respective directors and officers as per the applicable insurance policies.

Employee Share Purchase Plan

The Board adopted an employee share purchase plan (the “ESPP”) in 2017, which was established to encourage employees to own Common Shares. The Company is of the view that it is in the best interests of the Company to have the interests of its employees aligned with the shareholders and to provide employees with the opportunity to participate in the growth of the Company. Any individual who is an Employee of the Company is eligible to enrol and become a Participant in the ESPP at any time after that Employee has completed six months of continuous service on a full-time basis or 20 hours per week for three months on a part-time basis with the Company or any of its subsidiary companies.

Eligible Employees of the Company may elect to participate (become a “Participant”) in the ESPP by contributing at least 1%, but no more than 10% of their gross pay, provided, however, that in no event shall a Participant’s payroll deductions in any calendar year exceed CDN$10,500 as defined in the ESPP. The Company will match up to a maximum of 3% of the employee’s base salary. The funds so provided will be used to purchase Common Shares on the open market at prevailing market prices. These combined contributions are held in trust by the ESPP Administrator, Solium Capital Inc., and used to purchase Common Shares through the facilities of the TSX on a regular basis. No Common Shares are issued from treasury in respect of the ESPP. The ESPP provides that all Common Shares held in the personal account of a Participant shall at all times be vested immediately in order to increase the overall attractiveness of the program to employees with the goal of increasing overall enrolment and participation. All expenses related to the purchase of Common Shares under the ESPP are paid by the Company, while all expenses related to the sale of Common Shares from the ESPP are paid by the Participants. The Company may amend or terminate the ESPP at any time, in accordance with its terms.

EQUITY COMPENSATION PLANS

Option-Based Awards

Option Plan: The Company’s Option Plan initially received shareholder approval at the 2017 Meeting and was renewed at the 2020 Meeting. The Company is seeking shareholder approval at the Meeting to amend the Option Plan to reduce the maximum number of Common Shares available for issuance thereunder from 10% to 7.5% of the issued and outstanding common Shares of the Company, subject to a global limit of 7.5% for all equity compensation plans in aggregate. The material terms of the Option Plan are summarized beginning on page 21 under “Particulars of Matters to be Acted Upon - Stock Option Plan Amendment”.

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Share-Based Awards

Restricted Share Unit Plan: The Company’s RSU Plan initially received shareholder approval at the 2017 Meeting and was amended at the 2020 Meeting to increase the number of Common Shares available thereunder to 3,000,000 Common Shares. The Company is seeking shareholder approval at the Meeting to amend the RSU Plan from a fixed maximum plan to a rolling plan, such that the maximum number of Common Shares available for issuance thereunder will be 4% of the issued and outstanding common Shares of the Company, subject to a global limit of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 4% may be in the form of RSUs, PSUs, or DSUs in aggregate. The material terms of the RSU Plan are summarized beginning on page 24 under “Particulars of Matters to be Acted Upon - Restricted Share Unit Plan Amendment”.

Performance Share Unit Plan: The Company’s PSU Plan received shareholder approval at the 2020 Meeting. The Company is seeking shareholder approval at the Meeting to amend the PSU Plan from a fixed maximum plan to a rolling plan, such that the maximum number of Common Shares available for issuance thereunder will be 4% of the issued and outstanding common Shares of the Company, subject to a global limit of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 4% may be in the form of RSUs, PSUs, or DSUs in aggregate. The material terms of the PSU Plan are summarized beginning on page 26 under “Particulars of Matters to be Acted Upon -Performance Share Unit Plan Amendment”.

Fixed Deferred Share Unit Plan: The Company’s DSU Plan initially received shareholder approval at the 2017 Meeting and was amended at the 2020 Meeting to increase the number of Common Shares available thereunder to 500,000 Common Shares. The Company is seeking shareholder approval at the Meeting to amend the DSU Plan from a fixed maximum plan to a rolling plan, such that the maximum number of Common Shares available for issuance thereunder will be 1% of the issued and outstanding common Shares of the Company, subject to a global cap of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 4% may be in the form of RSUs, PSUs, or DSUs in aggregate. The material terms of the DSU Plan are summarized beginning on page 28 under “Particulars of Matters to be Acted Upon - Fixed Deferred Share Unit Plan Amendment”.

TSX Policy Requirement for Continuing Shareholder Approval

Pursuant to TSX policies, the Option Plan and the RSU Plan PSU Plan, and DSU Plan (if approved as “rolling” plans by shareholders at the Meeting) and all unallocated entitlements thereunder must again be presented to the shareholders for consideration to obtain approval for continuation every three (3) years. Fixed maximum plans only require shareholder approval when they are amended, and such type of amendment is subject to shareholder approval.

Securities Authorized for Issuance Under Equity Compensation Plans

All Share Compensation Arrangements of the Company include the Option Plan, RSU Plan, PSU Plan and the DSU Plan. As outstanding Options are exercised, additional Options may be granted to replace the exercised Options. In addition, as the number of issued and outstanding Common Shares increases, the number of Options available for grant to eligible optionees also increases.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the June 30, 2022 financial year end:

	Number of securities to be issued upon exercise of outstanding options and rights, under equity compensation plans(1)	Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
Plan Category	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders - Option Plan	3,468,635(3)	43.05	20,941,116(4)
Equity Compensation Plans Approved by Shareholders - RSU Plan	1,103,475(5)	10.75	1,002,048(6)
Equity Compensation Plans Approved by Shareholders - PSU Plan	694,371(7)	8.80	2,089,662(8)
Equity Compensation Plans Approved by Shareholders - DSU Plan	213,971(9)	7.71	263,946(10)
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	5,480,452(11)		24,296,772 (12)

Notes:

1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options, redemption of RSUs, PSUs, and DSUs.
2)	A maximum of 10% for issuance, less any Common Shares reserved for issuance under the share compensation arrangements, may be reserved for issuance in aggregate under the Option Plan, the RSU Plan, the PSU Plan, and the DSU Plan. As at June 30, 2022, the maximum number of Common Shares reserved for issuance under the Option Plan, the RSU Plan, the PSU Plan, and the DSU Plan, in aggregate, was 29,777,223 Common Shares, (being 10% of the 297,772,238 Common Shares then issued and outstanding).
3)	Represents 1.17% of Common Shares issued and outstanding as of June 30, 2022.
4)	Represents 7.03% of Common Shares issued and outstanding as of June 30, 2022.
5)	Represents 0.37% of Common Shares issued and outstanding as of June 30, 2022.
6)	Represents 0.34% of Common Shares issued and outstanding as of June 30, 2022.

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7)	Represents 0.23% of Common Shares issued and outstanding as of June 30, 2022.
8)	Represents 0.70% of Common Shares issued and outstanding as of June 30, 2022.
9)	Represents 0.07% of Common Shares issued and outstanding as of June 30, 2022.
10)	Represents 0.09% of Common Shares issued and outstanding as of June 30, 2022.
11)	Represents 1.84% of Common Shares issued and outstanding as of June 30, 2022.
12)	Represents 8.16% of Common Shares issued and outstanding as of June 30, 2022.

Burn Rate & Dilution Rate

The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table:

	For the financial year ended June 30(1)
	2022	2021	2020
Option Plan	0.53%	0.47%	1.25%
RSU Plan	0.27%	0.54%	0.26%
PSU Plan	0.21%	0.28%	N/A
DSU Plan	0.08%	0.03%	0.01%

Note:

1)	The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable financial year divided by the weighted average number of securities outstanding for the applicable financial year.

The dilution rate is expressed as a percentage and calculated by dividing the number of awards outstanding at the end of a financial year by the number of Common Shares outstanding. As of June 30, 2022, the Company’s dilution rate under all security-based compensation arrangements is as follows:

	As of the financial year ended June 30
	2022	2021	2020
Number of Securities Outstanding under All Security-Based Arrangements	5,480,452	4,912,111	4,453,808
Number of Common Shares Outstanding	297,772,238	198,068,923	115,228,811
Dilution Rate	1.84%	2.48%	3.87%

GENERAL
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	At no time during the Company’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.
MANAGEMENT CONTRACTS	Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.
ADDITIONAL INFORMATION	Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles - Aurora Cannabis Inc.”. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company by email at ir@auroramj.com.
OTHER MATTERS	The Board is not aware of any other matters it anticipates will come before the Meeting as of the date of this Information Circular.
The contents of this Information Circular and its distribution to shareholders has been approved by the Board.
DATED effective September 30, 2022 BY ORDER OF THE BOARD OF DIRECTORS Miguel Martin Chief Executive Officer

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